EXHIBIT 99.E

DESCRIPTION OF THE REPUBLIC OF SOUTH AFRICA
DATED JANUARY 23, 2018

INCORPORATION OF DOCUMENTS BY REFERENCE

This document is an exhibit to the Republic of South Africa’s Annual Report on Form 18-K under the Exchange Act of 1934 for the fiscal year ended March 31, 2017. All amendments to such Annual Report on Form 18-K/A filed by South Africa following the date hereof shall be incorporated by reference into this document. Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

TABLE OF CONTENTS

SUMMARY INFORMATION	3

REPUBLIC OF SOUTH AFRICA	5
Area and Population	5
Government and Political Parties	6
Legal System	9
Land Reform	10
Broad-Based Black Economic Empowerment	10
Mining Industry Reform	11
Crime Prevention	15
Development Finance Institutions (DFIs)	17
Public Health	17

THE SOUTH AFRICAN ECONOMY	18
Overview	18

MONETARY AND FINANCIAL SYSTEM	38
The South African Reserve Bank (SARB)	38
Monetary Policy	38
Repurchase Transaction Rate	40
Additional securities accepted in repurchase auctions Rand denominated	41
Money Supply	41
Financial System Stability	43
Regulation of the Financial Sector	43
Structure of the Banking Industry	45
Credit Allocation	46
Credit extension by economic sector as of September 30, 2017	47
Capital Markets	48
Exchange Controls	49
Gold and Foreign Exchange Contingency Reserve Account (GFECRA)	53
Balance of Payments	58
Financial account	61
Foreign Direct Investment	62
Foreign Currency-Denominated Debt of South Africa	63
Reserves and Exchange Rates	63
Change in Reserves	65
Foreign Exchange Reserves	65

PUBLIC FINANCE	66
Background	66
The Budget Process	70
Medium Term Budget Policy Statement (MTBPS)	71
2018 MTEF	72
2017-2018 National Budget and Consolidated Government Budgets	72
Consolidated government expenditure, 2014-2016	74
Consolidated Government Expenditure by function & economic classification1, 2014/15-2020/21	74
Consolidated Government Expenditure by functional & economic classification[1], 2014/15-2020/21 (continued)	75
Taxation	75
Personal Income Tax	76
Company Tax	76
Consolidated Government Revenue	79
Financing	80
Financing of the Net Borrowing Requirement of the National Government	80
Public Enterprises	81
Guarantees of Public Enterprises	81

NATIONAL GOVERNMENT DEBT	90
General	90
Summary of Internal National Government Debt	91
Summary of External National Government Debt	91

External Debt by Currency	92
Guaranteed Debt	93
Analysis of National Government External Guaranteed Debt	93
Debt-Service Costs	94
Debt Record	95
Tables and Supplementary Information	96
Floating Internal Debt of the Republic of South Africa (Treasury Bills – in Rand) As of September 30, 2017	96

In this document, the government of the Republic of South Africa is referred to as the “National Government,” “the Government” or the “South African Government”. The currency of the Republic of South Africa (South Africa) is the South African Rand. In this document, all amounts are expressed in South African Rand (R or Rand) or US Dollars (US$, $ or Dollars), except as otherwise specified. See “The External Sector of the Economy—Reserves and Exchange Rates” for the average rates for the Rand against the Dollar for each of the years 2011 through 2016 and for the 11-month period ended November 30, 2017. On January 22, 2018, the exchange rate, as reported by the South African Reserve Bank (SARB), was R12.052 per Dollar (or 8.291 US cents per Rand).

The Republic’s fiscal year begins on April 1 and ends on March 31. For example, the 2016 fiscal year refers to the fiscal year beginning April 1, 2015 and ending March 31, 2016. Economic data presented in this description is presented on a calendar year basis unless reference is made to the relevant fiscal year or the fiscal year is otherwise indicated by the context. For example, economic data referring to the “first quarter” of 2016 refers to data as at, or for the three months ended, June 30, 2016. Economic data referring to the “first three months” of 2016, by contrast, refers to data as at, or for the three months ended, March 31, 2016.

Unless otherwise indicated, references to gross domestic product (GDP) are to real GDP, calculated using constant prices in order to adjust for inflation (with 2010 as a base year), and % changes in GDP refer to changes as compared to the previous year or the same quarter of the previous year, unless otherwise indicated.

Unless otherwise stated herein, references in this description to the 2017-2018 Budget are to the 2017-2018 National Budget as released on February 22, 2017 and not as amended by the Medium-Term Budget Policy Statement (MTBPS) released on October 25, 2017. References to the 2017-2018 Consolidated Government Budget, which includes the 2016-2017 National Budget as part thereof, shall be construed accordingly.
Some figures included in this document have been subject to rounding adjustments. As a result, sum totals of data presented in this document may not precisely equate to the arithmetic sum of the data being totaled.

SUMMARY INFORMATION

The following summary tables do not purport to be complete and are qualified in their entirety by the more detailed information appearing elsewhere in this document.

The following tables set forth certain summary statistics about the economy of South Africa, public finance and debt of the National Government for the periods indicated.

	As of and for the year ended December 31,					As of and for the nine months ended September 31,(1)
	2012	2013	2014	2015	2016	2017
	Rand (million) (except percentages)
The Economy
Gross Domestic Product (GDP)
Nominal GDP(2)	3,253,851	3,539,790	3,807,676	4,049,759	4,345,806	4,579,574	*
Real GDP(4)	2,901,076	2,973,292	3,023,826	3,063,101	3,071,658	3,092,405	*
Real % change from prior year	2.2%	2.5%	1.7%	1.3%	0.3	NA
Change in per capita earnings (%)(5)	(0.3)%	1.0%	(0.1)%	1.0%	(1.3)%	NA
Total merchandise exports	822,382	930,908	1,005,480	1,038,330	1,104,213	861,242	**
Unemployment rate (%)	24.9%	24.7%	25.1%	25.4%	26.7%	27.7%
Balance of trade (Rand billion)(13)	(36.8)	(72.7)	(64.2)	(38.0)	14.5	48.7	**

Balance of payments
Current account	(166,949)	(208,129)	(202,253)	(177,897)	(141,596)	(92,589	)**
Financial account	201,502	179,616	246,795	204,400	148,770	58,172	**
Change in gross gold and other foreign reserves	(8,955)	(4,658)	(16,602)	9,071	(40,581)	(22,547	)**

	As of and for the year ended December 31,					As of and for the nine months ended September 31,(1)
	2012	2013	2014	2015	2016	2017
	Rand (million) (except percentages)
Rand/Dollar exchange rate (average)	8.21	9.65	10.84	12.76	14.71	13.31
Consumer prices (2016/12=100)	78.4	82.9	88.0	92.0	97.8	102.5
Producer prices (2016/12=100)(14)	77.4	82.0	88.1	91.3	97.8	101.8
Average monthly yields for listed National Government debt securities 5-10 yrs	6.50	7.73	7.39	8.82	8.69	7.75
Average monthly yields for listed National Government debt securities > 10 yrs	7.37	8.32	7.84	9.34	8.95	9.04

*	Estimate based on first three quarters of 2017, seasonally adjusted and annualized.
**	Cumulative numbers up to the third quarter, not seasonally adjusted.

	As of and for the fiscal year ended March 31,
	2013	2014	2015	2016(11)	2017(12)

Main Government Revenue	800,142.2	887,366.2	965,456.9	1,076,234.4	1,137,648.5
% of GDP(2)	24.1%	24.5%	25.0%	26.1%	25.8%
Main Government Expenditure	965,495.6	1,047,758.6	1,131,900.1	1,244,622.9	1,305,485.7
% of GDP(2)	29.1%	29.0%	29.3%	30.2%	29.6%
Main Budget Deficit	(165,353.3)	(160,392.4)	(166,443.2)	(168,388.5)	(167,837.3)
% of GDP(2)	(5.0)%	(4.4)%	(4.3)%	(4.1)%	(3.8)%
Net borrowing requirement	165,353.3	160,392.4	166,443.2	168,388.5	167,837.3
Change in cash and other balances(10)	28,652.5	(12,448.4)	(8,500.8)	13,020.5	(25,733)
_____________________
Notes:
N/A = not available
(1)	First half of 2016, seasonally adjusted and annualized.
(2)	At market prices.
(3)	Estimate for first half of 2016, seasonally adjusted and annualized.
(4)	At constant 2010 prices.
(5)	Real growth rate in per capita earnings, at constant 2010 prices.
(6)	Estimates to June 30, 2016.
(7)	Quarterly Labor Force Survey (QLFS) as of September 30, 2016.
(8)	Rand/Dollar rates are averages for the period through July 2016.
(9)	As of July 30, 2016. Calculated based on the average values over the seven months.
(10)
The total debt of National Government (net) is calculated with due account of the bank balances of the National Revenue Fund (balances of National Government’s accounts with the SARB and the Tax and Loans Accounts with commercial banks).

(11)	Final outcome for fiscal year 2016, as reflected in the MTBPS (October 2017).
(12)	Estimates as revised and reflected in the MTBPS (October 2016).
(13)	Total Trade figures from 2013 onwards include trade with Botswana, Lesotho, Namibia and Swaziland (BLNS countries).
Source: National Treasury, SARB and Statistics SA (Stats SA).

The estimates included in this Annual Report are based on the 1993 System of National Accounts (SNA) published by the United Nations in cooperation with other international organizations. This means that the methodology, concepts and classifications are in accordance with the latest guidelines of an internationally agreed system of national accounts. The estimates of real GDP are expressed in terms of a 2010 base year. Revision of the estimates for all components of the national accounts is done from time to time based on the availability of data.

Statistics South Africa (Stats SA), who compiles the expenditure side of national accounts, has rebased certain GDP estimates in the Statistical Release, P0441, Gross Domestic Product, Third Quarter 2014 dated November 25, 2014 in terms of a 2010 base year.

MAP OF THE REPUBLIC OF SOUTH AFRICA

REPUBLIC OF SOUTH AFRICA

Area and Population

South Africa is situated on the southern tip of the African continent, with the Atlantic Ocean to the west and the Indian Ocean to the east. The north of the country shares common borders with Namibia, Botswana and Zimbabwe and, to the north east, the country shares a border with Mozambique. South Africa also shares common borders with the kingdoms of Lesotho and Swaziland. The total surface area of South Africa is approximately 1,219,090 square kilometers, with over 3,000 kilometers of coastline.

South Africa comprises nine provinces, which are the Eastern Cape, Free State, Gauteng, KwaZulu-Natal, Limpopo, Mpumalanga, Northern Cape, North West and Western Cape Provinces.

According to the racial classifications that formed the basis for the apartheid system, “Black” referred to persons of original African indigenous origin, “Asian” to persons of Asian origin, “White” to persons of Caucasian ethnic origin and “Colored” to persons of mixed race. While the National Government no longer makes any unfair discrimination based on race, the country’s history of racial division and racial and ethnic differences continues to have social and economic significance. This is because social and economic policies are judged partly by their ability to address disparities and discrimination and to equalize opportunities. Therefore, in this document, reference to such racially classified statistics is made occasionally to illustrate those disparities.

South Africa’s population is approximately 56.52 million as at June 30, 2017, of which 28.9 million, representing 51.13% of the population, are female. Approximately 80.8% are African, 8.8% are Colored, 2.5% are Indian/Asian and 8.0% are White (source: Stats SA Mid-year population estimate 2017). The most densely populated parts of South Africa are the four major industrialized areas: the Pretoria/Witwatersrand/Vereeniging area of Gauteng (which includes Johannesburg), the Durban/Pinetown/Pietermaritzburg area of KwaZulu-Natal, the Cape Peninsula area of the Western Cape (which includes Cape Town) and the Port Elizabeth/Uitenhage area of the Eastern Cape.

Stats SA estimates the average life expectancy in South Africa for females to be 66.7 years, and for males to be 61.2 years (source: Stats SA Mid-year population estimate 2017). However, it should be noted that life expectation estimates vary, primarily due to differences in assumptions about the rapidity with which the HIV epidemic will spread and the morbidity and mortality of the disease (see “—South Africa has seven national Development Finance Institutions (DFIs) which are fully state-owned and which report to their respective National Government shareholder departments. They provide loan funding related to a variety of development-associated objectives such as job creation, provision of low-cost housing and social infrastructure, agricultural development, small and medium enterprise development and industrial and infrastructure development. As of March 31, 2016, the DFIs’ total assets amounted to R255 billion and 99.0% (R253.5 billion) of these total assets are held by major DFIs: DBSA, IDC, Land Bank, National Empowerment Fund & National Housing Finance Corporation (NHFC).

DFIs are supported by the National Government through a combination of financial instruments, such as grants and guarantees and the National Government has allowed certain DFIs to obtain external loan funding. Currently only two DFIs, the Development Bank of Southern Africa (DBSA) and the Industrial Development Corporation (IDC) are permitted through their Acts to operate and invest outside the borders of South Africa.

South Africa has a diverse population consisting of Afrikaans and English-speaking Whites, Asians (including Indians), Coloreds, Khoi, Nguni, San, Sotho-Tswana, Tsonga, Venda and persons that have immigrated to South Africa from across the globe. By virtue of the country’s diversity, South Africa has 11 official languages, namely Afrikaans, English, isiNdebele, isiXhosa, isiZulu, Sepedi, Sesotho, Setswana, siSwati, Tshivenda and Xitsonga. According to the results of the census conducted in 2011, isiZulu is the mother tongue of 22.6% of the population, followed by isiXhosa at 15.9%, Sepedi at 9.1%, Afrikaans at 7.9%, and English and Setswana at 8.2% each. IsiNdebele is the least spoken language in South Africa, at 1.5% (source: Census 2011).

Government and Political Parties

Constitution

Following the repeal of apartheid legislation, South Africa held its first fully democratic national election in 1994. The final Constitution was adopted in 1996 and phased in between 1997 and 1999. The Constitution provides for elections every five years as well as for the separation of powers among the legislative, executive and judicial branches of the National Government. Under the Constitution, the bicameral Parliament, in which the legislative authority of the National Government is vested, is comprised of a National Assembly and a National Council of Provinces.

The National Assembly consists of no fewer than 350 and no more than 400 members elected on the basis of proportional representation pursuant to which political parties receive seats in proportion to the votes cast for the parties concerned.

The National Council of Provinces consists of 90 members (namely 54 permanent members and 36 special delegates). Each of the nine provincial legislatures elects ten representatives.

Each province has its own executive authority, the premier. The premiers are elected by each Provincial legislature from among its members. The powers of the premier are exercised in consultation with a provincial executive council, which is constituted in a manner similar to the Cabinet in the National Government. The provinces exercise limited power on a national level, principally through their representatives in the National Council of Provinces, and also through their power to block Parliamentary action affecting the constitutional position and status of the provinces.

Political Parties

The ANC, which was founded in 1912 and which led the struggle against apartheid, is the ruling party in eight of the nine South African provinces, and the most influential party in South Africa in terms of the size of its electoral constituency support. Following the May 2014 elections, the ANC occupies 249 of the National Assembly’s 400 seats. Every five years the ANC holds a National Conference, which is the highest decision –making body and which decides the policies of the ANC, adopts proposed constitutional amendments and elects the National Executive Committee. The 54th ANC National Conference took place in Johannesburg, Gauteng Province, from December 16 to December 20, 2017, where Mr Cyril Ramaphosa was elected president of the ANC. The other main political parties and their respective seat allocations are as follows:

•	Democratic Alliance (DA) currently holds 89 seats.

•	Economic Freedom Fighters (EEF) currently holds 25 seats.

•	Inkatha Freedom Party (IFP) currently holds 10 seats.

•	Congress of the People (COPE) currently holds 3 seats.

•	Agang SA currently holds 2 seats.

•
Other minority parties include the National Freedom Party (6 seats), United Democratic Movement (4 seats), the Freedom Front Plus (4 seats), the African Independent Congress (3 seats), the Pan Africanist Congress (1 seat) and the African Peoples Convention (1 seat).

Presidential Developments

On January 12, 2009, the Supreme Court of Appeal (SCA) held that the Pietermaritzburg High Court had erred in its ruling regarding the declaration that the decision of the National Prosecuting Authority (NPA) to prosecute Jacob Zuma for corruption was invalid. The matter was taken on appeal to the Constitutional Court and was set to be heard on May 12, 2009, however, on April 6, 2009, the NPA announced that it had dropped the corruption charges against Jacob Zuma, citing political interference in the legal process. The circumstances surrounding the NPA’s decision to drop the charges was called into question by the DA and political action groups including Freedom Under Law, and a court challenge was brought requiring the release by the NPA of records relating to the decision. A review application was filed by the DA, and in 2015, the NPA filed its papers arguing that President Zuma was charged with corruption almost immediately after being elected as ANC leader, in order to stop the then President Thabo Mbeki from being recalled.

In April 2016, after finding that the NPA’s decision to drop corruption charges against President Zuma was irrational, the North Gauteng High Court ordered the reinstatement of the charges. The President appealed to the SCA. On 13 October 2017, the SCA l dismissed the appeal by the President. The National Prosecuting Authority has given the President up to 30 January 2018 to make new representations on why he should not be charged with corruption.

During 2013, Public Protector Thuli Madonsela conducted an investigation into a more than R200 million security upgrade of President Zuma’s home in Nkandla, KwaZulu-Natal. The Public Protector released the conclusions of the investigation in a report dated March 19, 2014. Amongst the Public Protector’s findings was that certain of the upgrades installed by the Department of Public Works in the President’s Nkandla home resulted in an unlawful misappropriation of public funds. The report directed the President to submit comments to the report to the National Assembly within 14 days and the President responded on April 2, 2014 that he had directed the Special Investigating Unit to examine the security upgrades and would make a further report to the National Assembly following conclusion of the Special Investigating Unit’s probe. The President commented on the Public Protector’s report and the Special Investigating Unit finalized its report. The National Assembly convened an ad hoc committee to consider the Public Protector’s report as well as all other reports on Nkandla. The ad hoc committee released its findings on November 13, 2014. The report absolved President Zuma from responsibility for the abuse of funds on his Nkandla home and left it to the Cabinet to rule whether refurbishments at Nkandla were legitimate security measures, and to the President to decide who should be held responsible for excesses. The President tasked the Minister of Police, Mr. Nkosinathi Nhleko, with the investigating who should be held responsible for repayment of the money spent on President Zuma’s Nkandla home. In May 2015, Minister Nhleko released his report which found that the President did not have to repay money for the upgrades at his home because all the features, including the swimming pool, were for the President’s security. The report was submitted for tabling in Parliament. Parliament set up an ad hoc committee to consider Minister Nhleko’s report. The ad hoc committee endorsed Minister Nhleko’s finding and its report was tabled in Parliament in August 2015 when it was adopted.

On February 9, 2016, the Constitutional Court heard arguments in an application launched by the Economic Freedom Fighters party to force President Zuma to comply with the recommendation by the Public Protector to repay the public funds spent on certain upgrades to his Nkandla homestead which were initially determined to have resulted in an unlawful misappropriation of public funds. On March 31, 2016, the Constitutional Court delivered its judgment and held, among others, that the President must personally pay the amount determined by the National Treasury within 45 days of the Constitutional Court’s approval of the National Treasury’s report. The National Treasury determined these costs to be R7, 814,155 and presented its report to the Constitutional Court on June 27, 2016. President Zuma paid this amount on September 12, 2016.

Recent Developments

The political risk environment has increased in volatility as a result of a number of factors, including economic conditions and the status of public finances in South Africa, Zuma Administration policy regarding fiscal, economic and social matters, actual or perceived changes in institutional governance and speculation regarding future ANC leadership.

On August 21, 2016, Finance Minister Pravin Gordhan was requested by the head of the Directorate for Priority Crime Investigation (the Hawks), an investigative police agency, to appear in connection with an investigation of the South African Revenue Service with respect to certain investigative practices that occurred in 2007 during the period Mr. Gordhan headed such agency. Mr. Gordhan did not present himself to the Hawks as requested after obtaining legal advice that he was under no obligation to do so. This investigation remains pending and no charges have been filed.

On October 11, 2016, Mr. Gordhan was issued with a summons after being charged with fraud in relation to former SARS deputy commissioner Ivan Pillay’s early retirement. On October 31, 2016, the National Director of Public Prosecutions withdrew the summons issued to Mr. Gordhan.

At the beginning of 2016, the Public Protector, Ms. Thuli Madonsela, received three complaints on “state capture” in connection with alleged improper and unethical conduct relating to the appointments of Cabinet Ministers, Directors and award of state contracts and other benefits to businesses owned by a certain wealthy family. Following publication on 2 November 2016 of the report into “State Capture”, the Public Protector called for remedial action which included: the President’s appointment, within 30 days, of a commission of inquiry headed by a judge solely selected by the Chief Justice, with the power and resources to investigate the issues raised by the Public Protector Report. On December 5, 2016, the Democratic Alliance filed an application in the Gauteng High Court – Pretoria seeking a declaratory order that the President has failed to comply with the remedial action. On June 12, 2017, the President filed a conditional counter-application with his answering affidavit to review the remedial action. The matter was heard in the Gauteng High Court - Pretoria on September 12 and 13, 2017. On December 13, 2017, the Gauteng High Court upheld the Democratic Alliance’s application and dismissed the President’s counter-application. The court ordered the President to appoint a commission of inquiry within 30 days. The inquiry is to be headed by judge chosen by the Chief Justice. The commission is to present a report with findings and recommendations within 180 days and the President shall submit a copy of the eventual report with an indication regarding the implementation to Parliament within 14 days of releasing the report.  On January 9, 2018, the President announced the establishment of a Commission of Inquiry into State Capture as directed by the former Public Protector, Ms Thuli Madonsela. This Commission is to be headed by the Deputy Chief Justice Raymond Mnyamezeli Mlungisi Zondo as nominated by the Chief Justice. The terms of reference for the Commission are still to be announced. On the same date, the President also indicated that he will appeal the cost order as well as the order regarding the duties of the President to appoint commissions of inquiry in terms of section 84 of the Constitution.

A number of matters related to the Public Protector Report on “State Capture” are currently before a Parliamentary inquiry by the Portfolio Committee of Public Enterprises. The Special Investigations Unit (SIU) is also conducting an investigation into alleged irregularities at Eskom. The impact of these matters remains unpredictable and, if the allegation in the Public Protector Report are proven or widely perceived to be true, this could have a further negative material impact on South Africa’s governance and economic prospects.

2014 National and Provincial Elections

The official general election results were announced on May 10, 2014. The ruling ANC won the elections, receiving 62% of the votes cast in respect of the national elections. The DA remained the official opposition of the ANC, with 22% of the votes, and the EFF came in third with 6% of the votes.

The table below sets out the National and Provincial Assembly seats secured by political parties following the May 2014 general elections.

Political Party	Number of seats in National Assembly		Proportional Representation seats

ANC	249	62.15%	118	59.0%
DA	89	22.23%	45	22.5%
EFF	25	6.35%	11	5.5%
IFP	10	2.4%	5	2.5%
NFP	6	1.57%	3	1.5%
UDM	4	1%	2	1.0%
VF PLUS	4	0.9%	3	1.5%

Political Party	Number of seats in National Assembly		Proportional Representation seats

COPE	3	0.67%	3	1.5%
ACDP	3	0.57%	3	1.5%
AIC	3	0.53%	3	1.5%
AGANG SA	2	0.28%	2	1.0%
PAC	1	0.21%	1	0.5%
APC	1	0.17%	1	0.5%
Total	400	100.0%	200	100.0%

Source: IEC.

On May 24, 2014, following the ANC’s victory in the elections, Jacob Zuma was inaugurated as the fourth democratically elected President of the Republic, with Cyril Ramaphosa as his deputy.

2016 Municipal Elections

Municipal elections are held every five years. The recent municipal elections were held on August 3, 2016. The shares of the votes for the major parties were as follows: ANC – 53.9%, DA – 26.9%, EFF – 8.2%, IFP – 4.23%, and COPE – 0.42%. The NFP failed to pay the registration fee to the Independent Electoral Commission and thus did not participate in the elections.

Zuma Administration

The Constitution provides for a Cabinet consisting predominantly of members of the National Assembly, who retain their seats while in the Cabinet. Cabinet portfolios are allocated by the President. The Cabinet generally operates by consensus rather than by voting.

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On March 31, 2017, President Zuma made changes to his cabinet by removing certain ministers and deputy ministers and replacing them with new ministers and deputy ministers, with other ministers changing portfolios. Significantly, Mr Pravin Gordhan was removed as Minister of Finance and replaced by Mr Malusi Gigaba while his deputy, Mr Mcebisi Jonas, was also removed and replaced by Mr Sfiso Buthelezi. President Zuma also appointed new ministers to the following portfolios: Energy; Transport; Police; Public Works; Sports and Recreation; Tourism; Public Service portfolios; Public Service and Administration; Public Enterprises; Arts and Culture; Trade and Industry; Communications; Tourism; Police; Telecommunication and Postal Services; and Small Business Development. In part as a result of these cabinet changes, South Africa’s sovereign credit rating was downgraded. See “National Government Debt—Summary of External National Government Debt.” On October 17, 2017, the President made further changes to his Cabinet. He moved Ms Hlengiwe Mkhize to the Higher Education portfolio to replace Mr Blade Nzimande. Mr Bongani Bongo was appointed the Minister of State Security, Ms Ayanda Dlodlo was appointed as the Minister of Home Affairs, Ms Mmamoloko Kubayi as the Minister of Communications, Mr David Mahlobo as the Minister of Energy and Mr Buti Manamela as the Deputy Minister of Higher Education and Training to replace Mr Mduduzi Manana who resigned from Cabinet after being found guilty of assault.

•
On April 4, 2017, the DA brought an urgent application before the Pretoria High Court to have President Zuma’s removal from office of Mr Pravin Gordhan and his deputy Mr Mcebisi Jonas reviewed and declared unconstitutional. On April 4, 2017, the Court ordered President Zuma to furnish all documents and electronic records relating to the decision to remove Mr Gordhan and Mr Jonas. On April 10, 2017, the President applied for leave to appeal the judgement and order of the Pretoria High Court, which the Court granted on June 2, 2017. This matter is currently pending before the Supreme Court of Appeal.

Legal System

The South African legal system is based upon Roman-Dutch law and incorporates certain elements of English law, subject to the Bill of Rights contained in the Constitution. Judicial authority in South Africa is vested in the courts, which are established pursuant to the Constitution. The Constitution is the supreme law of the land and no other law can supersede the provisions of the Constitution. The Constitutional Court has jurisdiction as the court of final instance over all matters relating to the interpretation, protection and enforcement of the terms of the Constitution and is the court of first instance on matters such as those concerning the constitutionality of an Act of Parliament referred to it by a member of the National Assembly. Decisions of the Constitutional Court are binding upon all persons and upon all legislative, executive and judicial organs of state. Matters not falling within the jurisdiction of the Constitutional Court fall within the jurisdiction of the Supreme Court, which consists of the Supreme Court of Appeal and various High Courts. Judgments of the Supreme Court of Appeal are binding on all courts of a lower order, including the High Courts, and judgments of the High Courts are binding on the lower courts within their respective areas of jurisdiction.

The Chief Justice, currently Justice Mogoeng Mogoeng who was appointed on September 8, 2011, and the Deputy Chief Justice of the Constitutional Court are appointed by the President in consultation with the Judicial Service Commission (the JSC) and the leaders of parties represented in the National Assembly. The Judge President and Deputy President of the Supreme Court of Appeal are appointed by the President after consulting with the JSC only. The remaining judges of the Constitutional Court, the Supreme Court of Appeal and the High Courts are appointed by the President on the advice of the JSC.

Land Reform

Land reform in South Africa is a complex issue, due to both the apartheid era legacy of dispossessing black South Africans of their land and the current development challenges. Through the judicial process and the Constitution’s protection of private property rights, the National Government seeks to facilitate the equitable transfer of land to South Africans who were previously dispossessed of their land as a result of the land dispossession policies of the previous regime in South Africa.

The Department of Rural Development and Land Reform had previously set 2014 as the deadline for achieving land reform in South Africa through the redistribution of 30% of white-owned commercial agricultural land to those previously dispossessed of such land. According to the Department of Rural Development and Land Reform, as of December 2017, approximately 8.2 million hectares of land have been transferred to disadvantaged South Africans under the restitution and redistribution program; the initial 30% target was 24.6 million hectares. This represented an increase from 4,333,744 hectares that were redistributed in the 2014/15 financial year.

The implementation of the land restitution and land reform programs are supported through allocations to the Department. Expenditure grew from R8.9 billion in 2002 to R9.5 billion in 2014, mainly due to the increase in land reform and restitution grants, and remained at R9.5 billion in 2015 due to the tight fiscal environment. Such expenditures, however, are expected to increase to R11 billion by 2020.

In response to the slow pace of land redistribution, many commercial farmers and farming organizations have elected to drive reform themselves by establishing transformation programs, which aim to preserve and enhance agricultural productivity. A partnership between government, farming organizations, communities, financiers and experts is required as promoted by the 50/50 policy under which farm workers own 50% of the farms.

The National Government is also currently investigating policy options with regards to foreign ownership of South African land and its effect on the National Government’s ability to meet its Constitutional duties to effectively implement land reform. The policy options recommend that where land has been earmarked for reform, restitution or integrated human settlement, National Government approval is required for the sale of that land to foreign nationals.

Broad-Based Black Economic Empowerment

Broad-Based Black Economic Empowerment (BBBEE) is a core tenet of the National Government’s initiative to address the economic exclusion of historically disadvantaged South Africans by encouraging the redistribution of wealth and opportunities to historically disadvantaged persons. As part of this initiative, the National Government enacted the Broad-Based Black Economic Empowerment Act, 2003 (Act No. 53 of 2003) (BBBEE Act), which came into effect in April 2004. For purposes of the BBBEE Act, “black people” is a generic term which means Africans, coloreds, Indians and African Chinese persons who are South African Citizens. The BBBEE Act aims to facilitate BBBEE and promote economic transformation by: incentivizing meaningful participation by black people in the economy; changing the racial composition of ownership and management structures in enterprises; promoting investment programs that lead to BBBEE; enabling access to economic activities, infrastructure and skills for black women and rural and local communities; increasing the extent to which workers, communities and cooperatives own and manage enterprises; and promoting access to finance for black economic empowerment (BEE).

The Department of Trade and Industry (DTI), empowered by the BBBEE Act, has issued the BBBEE Codes of Good Practice on Black Economic Empowerment (the Codes). The Codes, which were promulgated in February 2007 and amended in October 2013, require that every organ of national and local government and every public entity must apply best BEE practices in issuing licenses, implementing procurement policies, determining qualification criteria for the sale of state-owned enterprises and developing criteria for entering into public private partnerships. The Codes set out general principles for measuring ownership, management control, skills development, enterprise and supplier development and socio-economic development, including special guidance for qualifying small enterprises. The Codes also provide guidance on BEE verification, the recognition of contributions toward BEE of multinationals and the treatment of public entities and other enterprises wholly owned by organs of state.

Multinational Companies

The Codes have given multinational companies flexibility in the manner in which they can implement the Codes, should they wish to do so. A multinational company trading in South Africa can retain sole ownership of its South African subsidiary, provided that alternative measures to broaden economic participation by black people, in terms of the Codes, are exercised. This retention of ownership by a multinational over its South African subsidiary can be achieved by implementation of “equity equivalent” programs which must be pre‑approved by the Minister of the DTI as well as the ministry of the industry in which the relevant multinational enterprise operates. Such equity equivalent programs focus on skills transfer, empowerment of SMME businesses and broader socio-economic empowerment projects.

Public Entities and State Agencies

The BBBEE Act places a legal obligation on state agencies to contribute to BBBEE, including when developing and implementing their preferential procurement policies. The Preferential Procurement Policy Framework Act, 2000 (Act No. 5 of 2000) (PPPFA) states that all spheres of government must have a mechanism in place that would bring about categories of preference in allocation of contracts when procuring goods and services to advance historically disadvantaged individuals (HDIs). This Act was amended in 2011 to advance the objectives of the BBBEE Act. In terms of the new regulations, the BBBEE contributorship level of an enterprise (calculated with reference to the Codes) will account for up to 20.0% of the scorecard in respect of all tenders valued between R30,000 and R1,000,000 and up to 10.0% of the scorecard in respect of tenders exceeding R1,000,000.

Private Sector

Although the BBBEE Act and Codes do not impose legal obligations on firms to comply with BBBEE targets, a firm’s BBBEE status is an important factor affecting its ability to successfully tender for Government and public entity tenders and (in certain sectors like mining and gaming) to obtain licenses. The amendments introduced in 2013 impose penalties in certain circumstances. Private sector clients also increasingly require their suppliers to have a minimum BBBEE rating in order to boost their own BBBEE ratings. BBBEE is accordingly an important factor to be taken into account by any firm conducting business in South Africa.

The BBBEE Act provides for the DTI to publish and promote any transformation charter (for later development into industry codes) for a particular sector of the economy, provided that charter (or code) is developed by the major stakeholders in that sector and advances the objectives of the BBBEE Act. These charters/codes set out a blueprint and timeline for the transformation of the relevant economic sectors.

Some of the biggest challenges facing the National Government in relation to the implementation of BBBEE include educating the South African public on the objectives, opportunities and perceptions relating to BBBEE, providing certainty as to the requirements of BBBEE, ensuring that the objectives of BBBEE are properly adhered to and encouraging investment in South Africa that advances BBBEE and promotes economic and social transformation.

Mining Industry Reform

Mining in South Africa has historically been undertaken largely by the private sector. As of January 2014, there were 1,699 registered mines and quarries in South Africa. The most important mining houses in South Africa include Anglo American plc, De Beers Corporation, African Mineral Limited, BHP Billiton SA, Gold Fields Limited, Impala Platinum Holdings Limited, Lonmin plc, Kumba Iron Ore Limited, Exxaro Limited, Xstrata plc and Harmony Gold Limited. These corporations, together with their affiliates, are responsible for the majority of the gold, diamond, uranium, zinc, lead, platinum, chrome, iron ore, coal and silver production in South Africa.

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Gross fixed capital formation in the mining industry increased significantly under the Mineral and Petroleum Resources Development Act No 28 of 2002 (MPRDA), from R18 billion in 2004 to R89 billion in 2015 (source: South African Reserve Bank).

•	Foreign direct investment in the mining industry grew considerably, from R112 billion in 2004 to R429 billion in 2012 (source: South African Reserve Bank).

•	Employment in the mining industry was approximately 457,000 as of the second quarter of 2016, representing a 6.5% decline from the same period in 2015.

•	Mining contribution to GDP decreased from R245 billion in 2004 to R235 billion in 2015.

The Mineral and Petroleum Resources Development Act (MPRDA) and the Mining Charter

The National Government enacted the MPRDA in 2002. The MPRDA, which came into effect on May 1, 2004, together with the implementation of the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry published on August 13, 2004 (the Mining Charter), recognizes the state’s sovereignty and custodianship over the country’s mineral resources. The MPRDA also provides for equitable access to mineral resources, expansion of opportunities for HDIs (including women-led entities) and promotes economic growth, employment and socio-economic welfare, and security of tenure. In 2013, the Department of Mineral Resources (DMR), which is responsible for administering the MPRDA, started a legislative process aimed at reviewing the MPRDA with a view to streamlining mining regulation in South Africa to optimize the contribution of the sector to national development priorities such as energy security and beneficiation and providing further clarity around such issues as the transfer, amendment, suspension and partitioning of rights. Among other things, the MPRDA Amendments Bill aims “to provide for the regulation of associated minerals, partitioning of rights and enhanced provisions relating to the regulation of the mining industry through beneficiation of minerals or mineral products.” The MPRDA amendments were tabled in Parliament in May 2013. The amendment bill was approved by the Parliamentary Portfolio Committee, the National Assembly and the National Council of Provinces in March 2014 and was sent back to the Parliament for consideration in January 2015. The Department continues to provide support to Parliamentary processes to finalize the Mineral and Petroleum Resources Development Amendment Bill, as regulatory certainty is critical to attracting and retaining investment in the mining industry. The Chamber of Mines and the Department of Mineral Resources are negotiating an out-of-court settlement on the “once empowered, always empowered” principle in the Mining Charter. The impact on the mining sector will depend on how and when these issues are resolved.

The Minister of Mineral Resources (previously the Minister of Minerals and Energy) is the competent authority for granting prospecting and mining licenses. In granting rights to HDIs, the DMR’s objective for fiscal year 2015 was to grant 200 such licenses, 701 of which have been granted as of September 30, 2015. Currently, the department has granted approximately 3,800 permits to small-scale mining.

An online mineral resources administration system, the South African Mineral Resources Administration System (SAMRAD), was launched in April 2011 to process mining license applications, which enables the monitoring of the status and improves overall quality of license applications. The SAMRAD was further strengthened with the upgrading and rollout of software in the 2014 fiscal year, which enables the public to view spatial data and produce shapefiles making the SAMRAD more user friendly, and ensures enhancement of the spatial planning function within government.

The DMR is also responsible for managing environmental impacts from mining-related activities, and by the end of September 2015, had conducted 1,856 environmental inspections out of a target of 1,700 inspections. The Department of Environmental Affairs has transferred some of the functions of the National Environmental Management Act related to mining activities to the DMR, which means the DMR would be the competent authority for environmental impact assessments from the mines and would also be responsible for developing tools and systems for mine environmental management and reporting. The DMR is currently developing measures to streamline the licensing process relating to mining environmental issues to improve turnaround times. An additional 60 officials are trained as Environmental Mineral Resource Inspectors.

The vision of the Mining Charter is to create a globally competitive mining industry that reflects a non-racial South Africa and draws on the human and financial resources of, and offers real benefits to, all South Africans. The Mining Charter was reviewed after its first five years, as agreed by its signatories. The result of the review was the 2010 amendment to the Mining Charter, which reaffirmed the 2014 targets of the Mining Charter (the Revised Mining Charter).

On April 15, 2016, the DMR published an updated Mining Charter, which, among other things, increased and maintained the targets for black equity ownership in mining companies and provided for a three- year transitional period for current holders of mining rights from the coming into effect of the updated Mining Charter to align themselves with the new ownership requirements. On June 15, 2017, an updated version of Charter was published in the Government Gazette (the Reviewed Mining Charter). The Reviewed Mining Charter is currently subject to certain in-court challenges on substantive and procedural grounds. Such challenges may delay or prevent the coming into effect of the Reviewed Mining Charter. The implementation of the Reviewed Mining Charter itself remains suspended until judgement has been handed down by the court. See “The South African Economy-Mining and Quarrying” for further information.

The Reviewed Mining Charter contains significant differences from the existing Mining Charter, including, among others, the following:

(i) existing mining companies have only 12 months to meet most of the new requirements, and the penalty for not meeting such timelines includes criminal sanctions, suspension of operations and/or suspension or withdrawal of the mining right;

(ii) an ownership target of 30% of the equity of mining companies to be held by black shareholders must be achieved and maintained, and black partners must directly and actively control their share of equity interest in the mining company. On procurement, supplier and enterprise development, mining right holders must spend at least 70% of total mining goods procurement spend on locally manufactured goods while a minimum of 80% of services must be procured from South African based companies.

(iii) a holder of a mining right must pay a minimum of 1% of its annual turnover in any given financial year to black shareholders, prior to and over and above any distributions to the shareholders of the company (subject only to the solvency and liquidity requirements); and

(iv) mining companies must achieve the following minimum HDSA and HDSA female demographic representation: 50% at executive management (board) level (25% of which must be female HDSAs), 60% at senior management level (30% of which must be female HDSAs), 75% at middle management level (38% of which must be female HDSAs), 88% at junior management level (44% of which must be female HDSAs) and 60% of the company’s core and critical skills employees.

In 2008, the Mineral and Petroleum Resources Development Amendment Act was passed to do the following:

•	improve the MPRDA;

•	transfer environmental regulation of mines to the Minister of Environmental Affairs and Tourism;

•	deal with challenges of implementing the MPRDA;

•	implement technical improvements to the MPRDA to improve efficiency in the management of the country’s mineral resources;

•	improve the handling of residue stockpiles and residue deposits; and

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streamline the process of obtaining ministerial approval for cessions, transfers and encumbrances of rights aimed at promoting and protecting new entrants into the mining industry and of facilitating economic development.

The MPRDA Amendments Bill was referred back to Parliament in January 2015 after the former Mineral Resource Minister, Ngoako Ramatlhodi, requested it, initially on the basis that the preparation of the bill through Parliament had been unconstitutional. On November 1, 2016, a revised version of the MPRDA Amendment Act was passed by the National Assembly and referred to the National Council of Provinces (NCOP). On March 3, 2017, the National Assembly passed certain amendments to the MPRDA Amendment Act. Key aspects of the MPRDA Amendment Act include empowering the Minister to designate minerals as strategic minerals after consultation with consult with affected stakeholders.

The MPRDA Amendment Act is yet to come into force. The DMR is currently looking at further possible amendments to the MPRDA to reinforce its objectives, to promote investment in the mining sector and to improve the system of granting rights.

A mineral beneficiation strategy was adopted by Cabinet in July 2011, focusing on five strategic value chains: iron and steel, energy commodities, jewellery fabrication, autocatalytic converters and diesel particulate filters, and pigment and titanium metal production. The purpose of the strategy is to outline a framework for the orderly development of the country’s mineral value chains, enabling South Africa to develop its mineral wealth to its full potential and to the benefit of the entire population. Its vision is to advance economic development in South Africa through the optimization of linkages in the mineral value chain, facilitate economic diversification, create jobs and promote industrialization. It aims to expedite South Africa’s move towards a knowledge-based economy and contribute to GDP growth through increased mineral value added per capita. The strategy is designed to align with South Africa’s national industrialization program and aims to create jobs in an economically diverse and environmentally sustainable manner, increase South Africa’s competitiveness and expand its industrial knowledge base.

Following the adoption of the mineral beneficiation strategy, the DMR tabled two of the five pilot value chains (iron and steel and energy) as outlined in the strategy, which were approved by Cabinet in October 2011. The DMR is working on the development of a beneficiation strategy framework which will include the five pilot value chains outlined in the beneficiation strategy. The framework outlines a set of enablers that are intended to bring about the orderly development of mineral value chains domestically and represents an opportunity for South Africa to catalyze industrialization and contribute towards economic growth.

In 2009, the DMR published the national strategy for the management and rehabilitation of derelict and ownerless mines in South Africa, which aims to guide the management of mining legacies, with the dual purpose of rendering mines productive and environmentally safe. It proposes a course of action for the state to discharge its responsibility regarding constitutional environmental rights as contemplated in section 24 of the Constitution. The implementation of the strategy will continue, with annual updates of the estimated state liability for the rehabilitation of derelict and ownerless mines being completed by actuarial scientists commissioned by the DMR. The DMR rehabilitated 50 mine sites in the period ended March 31, 2015, which contributed to the creation of 284 jobs. Job creation is a key requirement for all projects as it addresses some of the priorities of the NDP. The rehabilitation program has a positive impact on communities, resulting in economic growth through locally sourced labor and material, and improved health and wellbeing of communities. Furthermore, it reduces human and animal exposure to asbestos fibers from historical asbestos mine sites. The DMR aims to rehabilitate 135 derelict and ownerless mines in the MTEF period to limit the flow of acid mine water into the environment, keeping abreast with the Government’s 2014-2019 medium-term strategic framework (MTSF) for the period for the protection and enhancement of environmental assets and natural resources. The national database of derelict and ownerless mines has been developed and approximately 90 of the total mines have been visited and assessed through the Council of Geoscience.

Other Mining Industry Initiatives and Legislation

The Mineral and Petroleum Resources Royalty Act of 2008 (the Royalty Act) is aimed at ensuring that the country benefits from the exploitation of its mineral resources by imposing a resource rent on holders of rights. It also seeks to stimulate investment in the sector by addressing potential investors’ need for regulatory certainty. The Royalty Act recognizes that mineral resources are non-renewable and are part of the common heritage of all South Africans, and thus imposes a royalty on the extraction and transfer of mineral resources. The Schedules to the Royalty Act set out the classification of the mineral resources and their corresponding royalty rate. The Royalty Act was passed by the National Assembly on August 21, 2008 and the National Council of Provinces on September 23, 2008. The Royalty Act was assented to by the President on November 24, 2008 and came into force in stages between November 1, 2009 and March 1, 2010.

In addition, in 1999, the National Government launched an organization called the South African Women in Mining Association, with a focus on assisting informal mining groups in obtaining mining rights, running mining businesses and promoting female empowerment in the mining sector in accordance with the provisions of the Mining Charter. This initiative was followed by the launch in 2007 of the Youth in Energy and Mining (YEM), a program aimed at young people with an interest in the mining and energy sectors. YEM seeks to promote skills development, procurement, beneficiation enterprise development and small scale mining.

There has been an increase in the number of women participating in the mining sector since 1994. All stakeholders need to ensure that effective interventions are implemented to prevent intimidation of women in mining, while more attention should also be given to the health and safety of women in the sector.

The mining industry has also established the Mining Industry Growth, Development and Empowerment Task Team (MIGDETT) to help manage the negative effects of the global economic crisis and to save jobs, as well as to position the industry for growth and transformation in the medium to long term. Membership of MIGDETT includes the mining industry, the National Government, organized labor and other stakeholders.

Health and safety standards within the industry are governed by the Mine Health and Safety Act (Act 29 of 1996) (MHSA). Mining safety continues to be an area of concern as on average there are approximately 125 mine worker fatalities annually. These fatalities are partially attributable to a lack of stringent safety measures. Land slide accidents remain the largest cause of fatalities, followed by transportation and machinery accidents. During 2011, consultations took place to consider amendments to the MHSA. The proposed amendments are designed to strengthen enforcement, simplify the administrative system for the issuing of fines, reinforce offences and penalties, and remove ambiguities in certain definitions and expressions in the MHSA, and promote consistency with other laws, particularly the MPRDA. The MHSA draft amendments were tabled to Cabinet for approval for publication in the government gazette and public consultation in November 2013. DMR has engaged in enhanced geoscience research and development, promoted mineral beneficiation and mine health and safety policy development and continued promotion and regulation of the diamond and precious metals industries. As part of a strategy for enhancing state participation in the mining industry, the Cabinet approved the establishment of the African Exploration Mining and Finance Corporation (AEMFC) to serve as the nucleus of a newly established state-owned mining company.

Successful implementation by the DMR of its development strategy for the mining sector requires stakeholder engagement to address current infrastructure, workforce skill development, and regulatory constraints, as well as to encourage exploration and research and development. As discussed in greater detail, below, under “The South African Economy—Mining and Quarrying”, a significant challenge for the DMR and industry stakeholders is the repairing of industrial relations following wildcat strikes initially sparked by the death of 40 mine workers during an August 2012 strike at the Lonmin mine in Marikana which then led to on and off strikes throughout parts of 2012 and 2013. The most significant strike in 2014 was the six-month strike in the platinum sector in the first half of 2014. A draft framework agreement for a sustainable mining industry was entered into by organized labor, organized business and government on June 14, 2013. The aim of the framework agreement was to promote stability in labor relations and ensure the sustainability of the mining sector. In September 2015, another mining pact was entered into between mining companies, unions and the government to limit the extent of adverse operating conditions on potential job losses going forward. In November 2015, a Mining Phakisa brought together business, labor and government to identify priorities to achieve the objectives of increasing mining exploration, investment, production, sustainability and transformation of the industry.

In September 2012, the Cabinet approved the moratorium on the acceptance and processing of applications to explore shale gas, allowing normal exploration (excluding the actual hydraulic fracturing) to proceed under the existing regulatory framework.

The approval was granted with some of the following recommendations:

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Allowing normal exploration (excluding the actual hydraulic fracturing) to proceed under the existing regulatory framework. Licensing should take into consideration the State’s developmental objectives and environmental protection requirements.

•	The augmentation of the current regulatory framework. The establishment of the appropriate regulations, controls and co-ordination systems is expected to take six to 12 months.

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Collaboration by the Ministers of Science and Technology and of Mineral Resources in developing mechanisms for the co-existence of the astronomy research projects and the exploration for a possible extraction of shale gas in the Karoo.

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Once all the preceding actions have been completed, the authorization of hydraulic fracturing under strict supervision of the monitoring committee. In the event of any unacceptable outcomes, the process may be halted.

The DMR developed and published the technical regulations for shale gas development in the Government Gazette for public comments which was tabled for Cabinet approval in October 2013. The regulations place particular emphasis on unconventional extractive mechanisms for gas in the Karoo Basin and are also aimed at ensuring the developments are executed in a socially and environmentally safe manner to address concerns of communities as well as other interested and affected stakeholders. The final technical regulations, published in 2014, are intended to establish an orderly exploration of the shale gas potential in a manner that protects the water and environment and coexists with other key programs of government, such as the Square Kilometer Array (SKA).

A Communications Strategy for Shale Gas Development in South Africa was tabled for Cabinet approval in September 2014 to inform and educate the South African populace and stakeholders about the inherent potential of shale gas exploration and exploitation. In addition to enforcement activities such as inspections, the Department will conduct research and advocacy work on hydraulic fracturing in preparation for licensing shale gas exploration and for monitoring compliance with the regulations once the exploration starts. The Department received an additional R108 million over the 2014/15 MTEF period for this work. Shale gas exploration is expected to contribute to economic growth and job creation, and five applications are in the final stages of considerations.

Crime Prevention

The Criminal Justice System (CJS) has continued to implement the 2014-2019 integrated MTSF objectives to ensure that all people in South Africa are and feel safe. An integrated National Social Crime Prevention Strategy and the National Drug Master Plan have been developed and are being implemented by the Department of Social Development in conjunction with the Justice, Crime Prevention and Security (JCPS) Cluster departments which aims to, among others, decrease serious crime and corruption, ensure stability in the country, improve the efficiency of the CJS, enhance border management and protect the integrity of identity documentation.

The implementation of the National Cybersecurity Policy Framework 2012 continues and to date, operational charters for the following entities have been established: the Cybersecurity Centre, Computer Security Incident Response Team, National Cybercrime Centre and the Cyber Command Centre. Furthermore, as part of the legislative reforms, the Cybercrimes and Cybersecurity Bill 2015 was submitted for public consultation during the 2015/16 financial year. The bill has since been reviewed in line with the comments received remain in consultation process.

In support of the establishment of a resilient anti-corruption mechanism, South Africa is in the process of developing a coherent and holistic anti-corruption policy framework through the introduction of legislation to among others, improve the protection of whistleblowers, and through the creation of various task forces and anti-corruption units.

The Department of Justice and Constitutional Development, together with the Justice, Crime Prevention and Security (JCPS) cluster and government-wide Anti-Corruption Task Team put plans together to decisively deal with cases of corruption. As a result, in 2016/17 the Asset Forfeiture Unit completed 572 forfeiture cases with a value of R423.6 million, 377 freezing orders to the value of R1.2 billion and recoveries of R1.2 million relating to government officials convicted of corruption and other related offences in 2016/17. An overall success rate of 99% was recorded.

International Relations

United Nations

South Africa is one of 51 founding members of the United Nations (UN) in 1945. South Africa has served as a member of the UN Security Council, the UN Human Rights Council and is a member of the UN General Assembly and the Economic and Social Council of the United Nations.

International Monetary Fund

South Africa is a founding member of the IMF. South Africa is also one of 40 participants that have ratified the IMF’s expanded and amended New Arrangements to Borrow (NAB), to which South Africa committed a maximum SDR340 million (US$480.1 million) during the five-year period from 2012 to 2017. South Africa has renewed its membership as a participant in the NAB again for the five-year period from 2017 until 2022 and has committed SDR340 billion.

South Africa is one of the 35 participants with commitments to the IMF’s 2012 Bilateral Borrowing Agreements (BBAs). South Africa committed US$2 billion (SDR1.4 billion) to the 2012 BBAs. In October 2017, South Africa migrated to the IMF’s 2016 BBAs.

South Africa also contributes funds to the Poverty Reduction and Growth Trust (PGRT), the IMF’s instrument for financial support to low-income countries (LICs).

World Bank

South Africa is a founding member of the World Bank Group, which comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the International Finance Corporation (IFC) and the Multilateral Investment Guarantee Agency. South Africa is also a member of the private investment arm of the World Bank, the International Finance Corporation.

General Agreement on Tariffs and Trade

South Africa is a founding member of the General Agreement on Tariffs and Trade (GATT), participated in the Uruguay Round of Multilateral Trade Negotiations and acceded to the Marrakesh Agreement that established the World Trade Organization (WTO) in 1994. It is also part of the generalized system of preferences of Canada, the European Union (EU), Japan, Norway, Russia, Switzerland, Turkey and the US. In October 1999, South Africa became a party to the European Trade Agreement.

Organization for Economic Cooperation and Development

South Africa enjoys a strong partnership with the Organization for Economic Cooperation and Development (OECD) and participates in numerous programs and committees. South Africa is a signatory to the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and mutual acceptance of data and has played a key role in the establishment of the African Tax Administrators Forum.

Group of 20 (G20)

South Africa is a member of the Group of 20 and is also a member of the Financial Stability Board (FSB), a structure responsible for setting standards and monitoring the progress of financial regulation globally.

BRICS

South Africa became a member of BRICS in December 2010, and has participated in all subsequent summits.

Commonwealth

In 1994, South Africa re-joined the Commonwealth. South Africa’s participation is limited to promoting economic, social and cultural cooperation and enhancing democracy through the Commonwealth Heads of States and Ministers’ meetings.

Development Finance Institutions (DFIs)

South Africa has seven national Development Finance Institutions (DFIs) which are fully state-owned and which report to their respective National Government shareholder departments. They provide loan funding related to a variety of development-associated objectives such as job creation, provision of low-cost housing and social infrastructure, agricultural development, small and medium enterprise development and industrial and infrastructure development. As of March 31, 2016, the DFIs’ total assets amounted to R255 billion and 99.0% (R253.5 billion) of these total assets are held by major DFIs: DBSA, IDC, Land Bank, National Empowerment Fund & National Housing Finance Corporation (NHFC).

DFIs are supported by the National Government through a combination of financial instruments, such as grants and guarantees and the National Government has allowed certain DFIs to obtain external loan funding. Currently only two DFIs, the Development Bank of Southern Africa (DBSA) and the Industrial Development Corporation (IDC) are permitted through their Acts to operate and invest outside the borders of South Africa.

Public Health

South Africa has a well-established health sector which comprises 8.9% of GDP. There are over 4,000 public health facilities, including approximately 400 hospitals throughout the Republic and these are expected to be progressively strengthened as the National Health Insurance (NHI) program is implemented. Public health spending was approximately R191 billion in the 2016/17 fiscal year (including the school nutrition program and training of medical professionals), slightly less than private health spending (R198 billion).

Minister of Health Dr Aaron Motsoaledi, a medical doctor, was appointed in 2009, and has supervised the realization of various achievements in the health sector, including among others, a decline in mortality rates, a substantial increase in the number of people on anti-retroviral treatment through universal test and treat, the introduction of GeneXpert, a new TB diagnostic tool and the introduction of dual and triple therapy which drastically reduced the mother-to-child HIV transmission rate to 1.3% in 2016/17:

HIV, AIDS and TB

The socio-economic impact of the HIV and AIDS epidemic on South Africa is significant and the National Government has made the curtailment and treatment of this disease a high priority. This, along with the treatment and prevention of TB, is part of a multi-pronged strategy to improve public health services which also includes hospital revitalization, increasing the numbers of public health workers, the introduction of new‑generation child vaccines, and improved infectious and non-communicable disease control programs.

A multi-sectoral approach aims to improve prevention programs and mitigate the impact of AIDS-related morbidity and mortality. The National Strategic Plan for HIV, TB and STIs 2017-2022 (launched on March 31, 2017, by Deputy President Cyril Ramaphosa) aims to build on achievements made in HIV, TB and STI prevention, treatment and care and address social and structural barriers that increase vulnerability to HIV, TB and STI infection and increase protection of human rights. Some of the key objectives of this plan include;

•	Reducing new HIV infections from 270,000 to less than 100,000 per year.

•	Reducing new tuberculosis (TB) infections from 450,000 to less than 315,000 per year.

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Reaching the 90–90–90 targets—whereby 90% of people living with HIV know their HIV status, 90% of people who know their HIV positive status are accessing treatment and 90% of people on treatment have suppressed viral loads—by 2020.

Spending on HIV and AIDS has grown rapidly to around R30.2 billion per annum (including foreign donor contributions) in 2015/16, of which R13.7 billion came from the HIV and AIDS conditional grant. There is some recent evidence that widespread ART treatment is beginning to turn around national mortality and life expectancy indicators.

National Health Insurance (NHI)

NHI is one of the ten key priorities of the health sector’s Programme of Action. It is to be implemented in phases from 2012 over a 14-year period. The first phase involved improving primary health care services in rural areas and under-served communities through the ideal clinic programme and an expanded programme of hospital construction and revitalization. In the second phase, the government plans to establish an NHI Fund which will purchase all personal health services which form part of the NHI benefit package from a mix of public and private providers. In the early stages, the fund will purchase a prioritized package of services. These include school health services (focusing on optometry and audiology), psychiatric mental health, maternal care for high-risk pregnancies, screening and treatment of breast and cervical cancer, hip and knee arthroplasty, cataract surgeries and provision of wheelchairs.

The objective of NHI is to reform the way healthcare is financed, thereby improving access and quality. NHI aims to strengthen and improve the quality of the health care system through adherence to standards that will cover, inter alia, infection prevention and control; improvement of patient safety; and availability of medicines.

THE SOUTH AFRICAN ECONOMY

Overview

South Africa has the second most developed economy in Sub-Saharan Africa in terms of total GDP and accounted for over 20% of the aggregate GDP of Sub-Saharan Africa during 2016 (source: IMF, World Economic Outlook Database, October 2017). A stable and transparent macroeconomic framework, a well-developed financial sector and resilient institutions have underpinned long-term economic stability.

In the first three quarters of 2017 GDP growth was up 1.0% compared with 0.1% in the same period last year, mainly driven by buoyant growth in the primary industries (agriculture and mining) of the economy. Weak growth reflects a continued deterioration in business and consumer confidence that has increased since 2014. Decreased private investment and low job creation have been the main drivers of economic weakness, although a cyclical recovery now appears underway.

Without policy measures to restore confidence and undertake structural reforms, economic growth is expected to recover slowly, reaching 1.9% in 2020. Improved labor relations, low inflation, a recovery in business and consumer confidence, stabilizing commodity prices and stronger global growth should support growth.

South Africa is resource rich. It is the world’s largest producer of platinum and chromium and holds the world’s largest known reserves of manganese, platinum group metals, chromium, vanadium and alumino-silicates. The economy includes fast growing and sophisticated finance, wholesale and retail trade, catering and accommodation sectors, as well as a developed manufacturing sector. Financial markets are liquid and both equities and government bonds have been actively traded by domestic and international investors.

The World Economic Forum Global Competitiveness Report 2017/18 ranks South Africa 61st out of 138 countries for financial market development. Additionally, South Africa is ranked amongst the region’s most innovative countries ranking at number 39.

South Africa has a robust regulatory environment, openness to trade, a floating exchange rate, a credible inflation targeting regime and sound institutions, strong investor protection and an independent judiciary. The Global Markets Publication recently announced South Africa as the Best Sovereign Debt Management Office (DMO) 2016 in Sub-Saharan Africa

With the most developed industrial and financial capabilities on the African continent, South Africa plays an important role in regional policies, markets, finance and infrastructure and has an attractive position as the gateway into Africa. Outwardly oriented South African companies are among the largest sources of foreign direct investment (FDI) in Africa and the country’s development finance institutions are playing an increasing role in the funding of regional infrastructure investments. According to the UNCTAD’s World Investment Report 2017, South Africa’s outward FDI to the rest of the continent declined further to US$3.4 billion in 2016 down from US$5.7 billion in 2015. Higher borrowing costs (as the value of local currencies weakened and an increase in interest rates) and declining commodity prices has reduced outward investment in the region. South Africa is a member of the New Development Bank (NDB) which aims to finance infrastructure projects in developing countries. The NDB also intends to further strengthen economic ties between South Africa, Brazil, Russia, India and China.

The legacy of apartheid era politics and economics is still felt today. South Africa aims to achieve higher levels of inclusive growth that raises employment and reduces inequality. The Gini coefficient, which is a measure of economic inequality where 0 indicates no inequality and 1 absolute inequality, was equal to 0.68 for South Africa in 2015, among the highest in the world (Stats SA Poverty Trends in South Africa: An examination of absolute poverty between 2006 and 2015). The poor are better off in absolute terms under South Africa’s new constitutional dispensation, thanks in large part to government’s social spending. The World Bank’s fiscal incidence study (2014) confirms that the tax system and social grants have lifted 3.6 million South Africans out of poverty. The study also estimates that South Africa’s fiscal policy reduced the Gini coefficient by almost a quarter in 2010. However, income inequality remains high even after progressive fiscal policy, due in large part to high unemployment.

Unemployment, and youth unemployment in particular, remains a critical challenge. Only 43.3% of the adult population (ages 15 to 64) are employed, either in the formal or informal sector. Although formal sector non-agricultural employment surpassed the levels of employment last seen prior to the global financial crisis of 2008, gains have not kept pace with the growth of the working age population, leaving a structural employment backlog. Youth unemployment is particularly high: currently the unemployment rate for 15-24 year olds is just over 52%, with young people below the age of 25 accounting for 23% of the unemployed.

Patterns of unemployment reflect the effects of the apartheid system on income, settlements and education. As of September 2017, the unemployment rate among the economically active white population was 7.6% (from 7.3% in September 2016), whereas the unemployment rate among the economically active black population was up 31.1% (from 30.5% in September 2016).

The impact of slowing economic growth on employment has been particularly large for vulnerable groups. Unemployment is higher for the less educated, women and individuals from more rural provinces.

The National Development Plan (NDP) 2030 outlines a set of structural reforms to eliminate poverty, create jobs, raise growth and enhance competitiveness over the long term. It was widely canvassed and endorsed by the South African public prior to its adoption by Cabinet in September 2012. The plan aims to reduce the costs of living and of doing business, resulting in improved consumer and business confidence, rising levels of private investment, and higher growth and employment.

In August 2017, Cabinet approved a Mandate Paper to guide the spending choices of the national government. Its purpose is to strengthen alignment of the national budget, the medium-term strategic framework and the National Development Plan (NDP) during the remaining term of the current administration. The paper observes that based on current trends, South Africa is unlikely to achieve its NDP goals. It also notes that there will be no additional funds available to increase baseline expenditure over the 2018 Budget, and some programmes may have to be cut to meet unanticipated spending pressures. It proposes seven expenditure priorities for the MTEF period:

•	Job creation and small business development;

•	Youth development;

•	Infrastructure expansion and maintenance;

•	Land reform, smallholder farmer and agriculture development;

•	Comprehensive social security, education and skills;

•	An integrated plan to fight crime; and

•
Advancing the national interest in the Southern African Development Community, throughout Africa, and through participation in the BRICS (Brazil, Russia, India, China and South Africa) bloc and the Indian Ocean Rim Association.

Government spending priorities continue to align with the NDP, as elaborated in the medium-term strategic framework and the Mandate Paper for 2018.

GDP

GDP growth continues to recover after falling in technical recession between the fourth quarter of 2016 and the first quarter of 2017. Real GDP rebounded to an upwardly revised 2.8% quarter-on-quarter (saar)00 in the second quarter (revised from 2.5%) and 2.0% in the third quarter. In the first three quarters of 2017 GDP growth was up 1.0% compared with 0.1% in the same period last year, mainly driven by buoyant growth in the primary industries (agriculture and mining) of the economy.

Following production declines in response to drought conditions in 2016, the agriculture sector has performed strongly this year. In the first three quarters of 2017, activity in the sector grew by 21.9%, compared with the first three quarters of 2016, largely reflecting higher production in maize and horticultural crops such as vegetables, as the country experienced good rainfall. Although accounting for a smaller percentage in the sector, the ongoing drought in the Western Cape is limiting growth in wheat crop production.

Growth momentum in the mining sector improved in the first three quarters of 2017, rising by 4.3% compared with the corresponding period in 2016. This improvement in domestic mining output was underpinned by a combination of, among other factors, higher international commodity prices, increased global demand, and the stable supply of electricity. Although mining output has trended higher in 2017, the sector continues to a face difficult operating environment, with high operating costs, restructuring activities to cut loss-making operations and ongoing regulatory uncertainty.

While moderating, growth in the tertiary sector has held up quite well, supported by strong growth in the finance, real estate and business services sector – the largest sector of the economy. Output in the sector was 1.0% higher in the three quarters to September 2017 (from 2.0% in the same period in 2016) boosted by increased commercial banking activity and trading activity in the equity market. The second biggest sector in the economy, trade, contracted by 1.0% (after rising by 1.2% in the first three quarters of 2016).

The secondary sector has experienced lacklustre growth in the first three quarters of 2017, with manufacturing production contracting by 1.2%, while the electricity, gas and water sector declined by 0.6% compared with the same period in 2016. After contracting for three consecutive quarters, real gross value added by the manufacturing sector recovered in the second and third quarters of 2017, with export-oriented sub-sectors driving output growth. However, confidence among manufacturers remains low despite the increase in output. Growth in the output of the sector supplying electricity, gas and water declined notably in the third quarter of 2017, underpinned by decreasing electricity output and consumption. The GVA added by the construction sector slowed to 0.4% year-on-year in the first three quarters of 2017, consistent with weak building and civil construction confidence, which has been impacted by policy uncertainty associated with the Mining Charter and key renewable energy programmes.

Based on expenditure, real GDP growth in 2017 was underpinned by a rebound in household consumption growth. Despite contracting in the first quarter of 2017, real growth in household consumption grew by 1.4% year-on-year in the three quarters to September 2017, after rising by 0.7% during the corresponding period in 2016. Improved household demand mainly reflected a rebound in real spending on services, up 2.3% year-on-year in the first three quarters. Real expenditure on semi-durable and non-durable goods also increased, while spending on durable good declined in 2017.

Gross fixed capital formation in the three quarters to September 2017 was 0.2% year-on-year lower following a 3.8% contraction in the same period last year. Real fixed investment spending by general government increased by 7.9% in three quarters of 2017, from 1.2% during the same period in 2016.Conversely, investment growth by public corporations and the private sector contracted during the same period, by 1.7% and 2.1% respectively. The RMB/BER Business Confidence Index remained muted at 34 in the fourth quarter 2017, from 35 in the third quarter, pointing towards continued weakness in private sector investment. Because of a weak capital formation environment, as well as subdued productivity growth, the potential pace of GDP growth has slowed to an estimated 1.5% in 2017 from more than 3% at the start of the decade.

Annual real growth in consumption expenditure by the government was unchanged (0.0%) in the first three quarters of 2017, after rising by 2.5% during the same period last year, in keeping with the government’s fiscal consolidation.

Overall, net exports contributed negatively to GDP growth in the first three quarters of 2017. Although real exports growing 1.0%, after showing no growth during the same period in 2016, real growth in imports rebounded by 2.3%, from a contraction of 3.5% in the first three quarters of 2016.

At the 2017 Medium-Term Budget Policy Statement, the National Treasury projected GDP growth to improve from 0.3% in 2016, to 0.7% in 2017 (downwardly revised from 1.3% at the time of the 2017 Budget) and 1.1% in 2018 – reaching 1.9% by 2020. The downward revisions to the forecast reflect a significant deterioration in business and consumer confidence over the past year. The forecast assumes no policy measures to raise growth. Other contributing factors include weaker-than-anticipated growth in the fourth quarter of 2016, a large contraction in the finance sector in the first quarter of 2017 and a higher risk premium, reflected in higher bond yields. The impact of domestic factors on economic growth has been partially offset by improved global growth and commodity prices.

Growth in household consumption expenditure is projected to increase to 1% in 2017, reaching 1.9% in 2020 as employment growth strengthens and confidence improves. Gross fixed capital formation is expected to average 2.3% growth over the next three years. Weak domestic demand and continued policy uncertainty continue to curb investment plans. Over the long term, this reduces the economy’s potential growth rate.

The higher-than-expected third quarter 2017 GDP growth, coupled with an upward revision to the second quarter growth, pose upside risks to the National Treasury’s growth forecasts presented at the time on the MTBPS. Given the current forecasts, GDP growth is likely to reach 0.9% in 2017.

Policy and political uncertainty remain central risks to the domestic economic outlook. Elevated policy and political uncertainty, coupled with weak confidence, discourage investment and consumption. Further risks include a downgrade of the local currency rating and higher administrative prices, which would lead to higher inflation. In contrast, improving commodity prices can benefit mining, especially if policy certainty is restored. Better rainfall, especially in the Western and Northern Cape, can result in stronger-than-expected growth in agriculture.

GDP Summary

	As of and for the year ended December 31,					As of and for the nine-month period ended September 30,
	2012	2013	2014	2015	2016	2017(1)
Nominal GDP (millions of Rand) at market prices	3,253,852	3,539,792	3,807,677	4,049,760	4,345,808	3,422,881
Real GDP (millions of Rand) at 2010 prices	2,901,078	2,973,293	3,023,826	3,063,101	3,071,661	2,306,243
Real GDP Growth (percentages)	2.2	2.5	1.7	1.3	0.3	1.0
Population (million)	n/a	53.0	54.0	55.0	56.0	56.5
Per Capita GDP (nominal)	62,297	66,949	71,108	74,632	78,984	60,558
Per Capita GDP (real)	55,543	56,234	56,469	56,449	55,827	40,802
_________________
Note:
(1)          First nine months of 2017, seasonally adjusted and annualized.
Sources: SARB and Stats SA

	As of and for the year ended December 31,					As of and for the nine-month period ended September 30,
	2012	2013	2014	2015	2016	2017
Rand (million)
Real GDP at market prices	2,901,078	2,973,293	3,023,826	3,063,101	3,071,661	2,306,243
Add: Imports of goods and services	877,362	921,356	916,621	965,814	930,513	712,034
Total supply of goods and services	3,778,440	3,894,649	3,940,447	4,020,747	4,002,174	3,018,277
Less: Exports of goods and services	820,302	850,102	877,510	911,366	910,892	686,402
Total goods and services available for domestic expenditure	2,957,725	3,052,397	3,066,093	3,117,587	3,096,830	3,354,810
Domestic Expenditure
Final consumption expenditure by households	1,768,365	1,803,665	1,816,234	1,846,622	1,862,014	1,998,113
Final consumption expenditure by general government(1)	591,275	609,489	616,365	619,183	631,791	704,250

	As of and for the year ended December 31,					As of and for the nine-month period ended September 30,
	2012	2013	2014	2015	2016	2017(3)
Total Final consumption expenditure(1)	2,359,640	2,413,114	2,432,599	2,465,806	2,493,806	1,854,740
Gross fixed capital formation	573,310	614,502	624,848	639,383	614,225	458,927
Change in inventories	24,775	24,780	8,646	12,398	-11,201	7,469
Residual item(2)	413	(7850)	(3156)	(38)	(5547)	(20,130)
Total gross domestic expenditure	2,957,725	3,052,397	3,066,093	3,117,587	3,096,830	3,354,810
Real GDP (at 2010 prices)	2,901,078	2,973,293	3,023,0826	3,063,101	3,071,661	2,306,243

_________________
Notes:
(1)
Consumption expenditure by general government includes current expenditure on salaries and wages and on goods and other services of a non-capital nature of the general departments (not business enterprises) of the National Government authorities, provincial government authorities, local government authorities and extra-budgetary institutions.

(2)	Represents the difference between the calculation of GDP according to the expenditure and production method.
(3)	First half of 2017, seasonally adjusted and annualized. Source: SARB and Stats SA.

GDP and Expenditures as Percentage of Real GDP (at constant 2010 prices)

	As of and for the year ended December 31,					As of and for the nine-month period ended September 30,
	2012	2013	2014	2015	2016	2017(3)
Real GDP at market prices	100.0	100.0	100.0	100.0	100	100
Add: Imports of goods and services	30.2	30.2	30.3	31.5	30.2	31.0
Total supply of goods and services	130.2	130.2	130.3	131.5	130.2	131.0
Less: Exports of goods and services	30.2	30.2	30.3	31.5	30.2	31.0
Total goods and services available for domestic expenditure	100.0	100.0	100.0	100.0	100	100
Domestic Expenditure
Final consumption expenditure by households	61.0	61.0	60.0	60.3	60.5	60.2
Final consumption expenditure by general government(1)	20.4	19.8	20.6	20.2	20.5	20.6
Total Final consumption expenditure	81.3	80.9	80.6	80.5	81.0	80.8
Gross fixed capital formation	19.8	20.6	20.6	20.9	20,0	20.0
Change in inventories	0.9	0.8	0.3	0.4	-0.4	0.3
Residual item(2)	0.0	-0.3	-0.1	0.0	-0.2	-0.5
Total gross domestic expenditure	102.0	102.4	101.3	101.8	100.6	101.1

_________________
Notes:
(1)
Consumption expenditure by general government includes current expenditure on salaries and wages and on goods and other services of a non-capital nature of the general departments (not business enterprises) of public authorities. Public authorities include National Government authorities, provincial government authorities, local government authorities and extra-budgetary institutions.

(2)	Represents the difference between the calculation of GDP according to the expenditure and production methods.
(3)	First nine months of 2017, seasonally adjusted and annualized.
Sources: SARB and Stats SA

Gross Domestic Expenditure (GDE)

Real growth in gross domestic expenditure rebounded by 1.2% year-on-year in the first three quarters of 2017, after contracting by 0.7% in 2017, reflecting strong growth in household expenditure, which was partly offset by a contraction in total investment. Household consumption expenditure increased by 1.4% in the three quarters, from 0.7% during the same period in 2016. Conversely, growth in gross fixed capital formation contracted by 0.2%, while growth in government consumption expenditure was unchanged.

Real household spending in the first three quarters of 2017 was 1.4% higher than in the corresponding period of 2016, supported by robust growth in the second quarter of 2017. The improvement in household spending occurred despite an environment of persistent weak consumer confidence, uncertainty about employment prospects and tight credit conditions. Growth in real final consumption expenditure by households decelerated to 2.6% in the third quarter of 2017 following a revised rebound to 4.7% in the second quarter. Real outlays on all three major goods components advanced further, while real spending on services also increased after contracting in the second quarter of 2017.

Real spending by households on durable goods increased by 19.9% in the third quarter of 2017 following an increase of 6.4% in the preceding quarter. Spending on personal transport equipment – the largest component in the durable goods basket – surged by 17.8% in the third quarter of 2017 after having contracted for the better part of three years. Expenditure on all other components of durable goods also advanced at an accelerated pace. The rebound in spending on new passenger vehicles could likely be attributed to the replacement of ageing vehicles, low vehicle price inflation, and attractive sales incentives in a relatively low interest rate environment.

Growth in real spending by households on semi-durable goods moderated to 4.4% in the third quarter of 2017 following a robust increase of 22.1% in the preceding quarter. Real expenditure by households on non-durable goods increased at a slower pace of 0.3% in the third quarter of 2017. Growth in spending on food and beverages – the largest non-durable goods component – as well as petroleum products, and recreational and entertainment goods slowed in the third quarter of 2017, while real outlays on household fuel, power and water as well as consumer goods contracted. The decline in households’ real expenditure on services in the second quarter of 2017 was short-lived, as real services outlays increased anew by 1.0% in the third quarter. Following two consecutive quarters of contraction, spending on transport and communication services rebounded in the third quarter alongside increased real outlays on most other services components.

Domestic demand for goods and services was affected by household income concerns related to employment prospects, which together with low consumer confidence contributed to weak household demand for bank credit.

Growth in the real disposable income of households moderated from 4.5% in the second quarter of 2017 to 2.7% in the third quarter. Growth in most categories of household debt remained subdued, except for instalment sale credit, in line with increased household spending on motor vehicles. With nominal disposable income increasing slightly faster than debt, household debt as a percentage of disposable income receded further to 72.5% in the third quarter of 2017 – its lowest level since the first quarter of 2006. Following the reduction in the prime lending rate in July 2017, households’ cost of servicing debt as a percentage of disposable income also decreased from 9.4% in the second quarter of 2017 to 9.3% in the third quarter.

Employment growth remained insufficient to fully absorb new entrants into the South African labour market, partly due to the underperformance of domestic output growth in contrast to the synchronised global economic recovery. The total number of persons employed in South Africa increased by 92,000 from the second to the third quarter of 2017, raising the total level of employment to approximately 16.2 million as measured by Statistics South Africa’s (Stats SA) Quarterly Labour Force Survey. Likewise, total employment increased by 358,000 in the year to the third quarter of 2017. However, year-on-year growth in total employment slowed from 3.6% in the second quarter of 2017 to 2.3% in the third quarter.

Real final consumption expenditure by general government reverted from an increase of 1.4% in the second quarter of 2017 to a contraction of 0.5% in the third quarter. Spending on the compensation of employees contracted for a third consecutive quarter alongside slower growth in real outlays on non-wage goods and services. Expenditure by general government on compensation of employees was 0.4% lower in the first three quarters of 2017 than in the corresponding period of 2016, consistent with the government’s intention to curb expenditure in order to prevent government debt from rising to fast.

Growth in real gross fixed capital formation rebounded to 4.3% in the third quarter of 2017 following a contraction of 2.0% in the second quarter. Private business enterprises, public corporations and general government all recorded growth in real capital spending in excess of 4.0%. As a percentage of GDP, gross fixed capital formation by Government increased to 18.7% in the third quarter of 2017.

Real gross fixed capital formation by private business enterprises increased by 4.1% in the third quarter of 2017, from an 8.4% contraction in the preceding quarter – reflecting rising investment growth for machinery and equipment and transport. Despite the better performance in the third quarter of 2017, gross fixed investment by private business enterprises was 2.1% lower in the first three quarters of 2017 than in the corresponding period of the preceding year. Weak business confidence, subdued domestic demand, and the preference of firms to maintain and replace fixed capital goods rather than to expand capacity contributed to lacklustre fixed investment in the private sector.

While investment in public corporations accelerated from a revised increase of 0.7% in the second quarter of 2017 to 4.8% in the third quarter, investment contracted by 1.7% year-on-year in the first three quarters of 2017. Growth in real investment spending by general government slowed to a rate of 4.4% in the third quarter of 2017, but increased by 7.9% year-on-year in 2017 to date, supported by ongoing public infrastructure programme.

Principal Sectors of the Economy

The following two tables set forth real gross value added and the percentage increase in gross value added for the periods indicated.

Real Gross Value Added by Sector (at constant 2010 prices)

	As of and for the year ended December 31,						Percentage
	2012	2013	2014	2015	2016(1)	2017(1)	contribution in 2017(1)
Agriculture, forestry and fishing	68,093	71,143	76,041	71,418	54,230	66,129	0.6
Mining and quarrying	221,990	230,772	227,522	236,457	167,135	174,284	0.3
Manufacturing	377,330	381,173	382,006	381,078	285,243	281,754	-0.1
Electricity, gas and water	68,733	68,289	67,515	66,484	47,867	47,572	0.0
Construction	98,329	102,818	106,507	108,353	81,343	81,699	0.0
Wholesale and retail trade, catering and accommodation	400,938	408,968	415,480	421,407	305,094	302, 016	-0.1
Transport, storage and communication	243,188	250,129	258,023	260,932	193,487	195,817	0.1
Finance, insurance, real estate and business services	562,042	576,707	589,314	605,550	424,206	466,940	0.0
General government services	436,466	450,454	463,315	467,062	354,123	354,531	0.1
Personal services	155,472	159,530	162,653	164,439	125,808	127,225	0.1
Gross value added at basic prices	2,632,583	2,699,984	2,748,376	2,783,180	2,076,535	2,079,967	1.0
_________________
Note:
(1)          The seasonally unadjusted nine months of 2017.
Source: Stats SA.

Percentage Growth in Real Gross Value Added by Sector
(at constant 2010 prices)

	For the year ended December 31,					As of and for the nine-month period ended September 30,
	2012	2013	2014	2015	2016	2017(1)
Agriculture, forestry and fishing	2.0	4.5	6.9	-6.1	-7.8	21.9
Mining and quarrying	-0.7	4.0	-1.4	3.9	-4.7	4.3
Manufacturing	3.0	1.0	0.2	-0.2	0.7	-1.3
Electricity, gas and water	1.5	-0.6	-1.1	-1.5	-3.57	-0.6
Construction	0.4	4.6	3.6	1.7	0.7	0.4
Wholesale and retail trade, catering and accommodation	4.1	2.0	1.6	1.4	0.7	-1.0
Transport, storage and communication	3.5	2.9	3.2	1.1	1.2	1.2
Finance, insurance, real estate and business services	4.3	2.6	2.2	2.8	0.4	1.0
General government services	4.7	3.2	2.9	0.8	1.9	0.1
Personal services	2.5	2.6	2.0	1.1	1.4	1.1
Gross value added at basic prices	3.2	2.6	1.7	1.3	1.2	1.0
_________________
Note:
(1)          The seasonally unadjusted first nine months of 2017 compared to the first nine months of 2016.
Source: Stats SA.

Finance, Insurance, Real Estate and Business Services

The finance, insurance, real estate and business services sector is the largest in the South African economy by GVA, accounting for 20% of the total economy.

Growth in real value added by the finance, insurance, real-estate and business services sector moderated to 1% in the first three quarters of 2017 compared to 2% in the same period of 2016, reflecting slowing growth in net interest income and premium income in the banking and insurance sectors, respectively.

The sector’s contribution to growth in overall gross domestic production accordingly decreased slightly from 0.3% in 2016 to 0.2% in the first three quarters of 2017.

According to the Quarterly Employment Statistics (QES) surveys published by Stats SA, which surveys enterprises registered for income tax, the finance, insurance, real estate and business services sectors employed 2,197,000 persons in the quarter ended December 2016 and 2,174,000 persons in the second quarter of 2017 – roughly 23% of the total workforce.

Wholesale and Retail Trade, Catering and Accommodation

This sector comprises wholesale and retail trade and allied services, catering and accommodation services and motor trade and repair services. Activities include the resale of new and used goods and the rendering of repair services. Real value added growth in the sector for the year to the third quarter of 2017 declined to -1.0% year-on-year, relative to the 1.2% year-on-year growth recorded in the corresponding period in 2016. Growth was weighed down by subdued growth in accommodation industries which recorded real income growth of -0.1% year-on-year in the first three months of 2017, from 6.2% year-on-year in the first three quarters of 2016. This was due to a contraction in the income generated by hotels owing to a number of factors – including base effects as a result of higher income in 2016, and depressed demand due to the emergence of the sharing economy platforms such as Airbnb and weak economic conditions. By contrast, the retail sales were stronger, recording growth of 2.0% year-on-year for the year to October 2017.

Despite the adverse trading conditions in the wholesale and retail trade, catering and accommodation sector owing to weak household fundamentals, formal employment in the sector has remained relatively resilient, constituting 22% of total employment (QES data). According to the latest QES, employment in the wholesale and retail trade, catering and accommodation sector grew by 3.8% in the third quarter of 2017 compared to the corresponding period in 2016.

Catering and Accommodation Services

Catering and accommodation services growth is closely linked to the growth of the tourism sector. The gross direct value added of the tourism industries for South Africa amounted to R198 712 million (or 5.8% of total GVA generated) in 2014 and R210 053 million (or 5.9% of total GVA generated) in 2015. The tourism sector directly employed 711, 746 persons in 2015, an increase of 4.7% compared with 2014. Tourism’s share of total employment was unchanged in 2015 at 4.5%.

Manufacturing

Manufacturing is South Africa’s third largest sector, constituting approximately 12.6% of GDP in 2015. The sector is a substantial job creator, providing employment for approximately 1.2 million people or 12.3% of total employment (Source: Stats SA Quarterly Employment Statistics, 3Q2017). Approximately 70% of production is concentrated in the food and beverages, petrochemicals and metal products subsectors, which includes upstream and consumer-oriented industries –a sign of diversification.

Real valued added in manufacturing sector declined by 1.2% during 2017, contributing -0.2 percentage points to overall GDP growth. Production decreased by 1.1% over the first three quarters of 2017 compared to the same period in 2016. This was driven by production declining in most of the subsectors with the exception of food and beverages and metals productions which increased by 1.1% and 4.5% respectively. The aggregate quarter on quarter production trend shows a decline of 1.3% in the first quarter 2017 and an increase of 0.8% in the second quarter of 2017 and 1.0% in the third quarter of 2017. Despite the gradual recovery in the last two quarters, the sectors performance over the first three quarters has contributed negatively to overall GDP growth.

Capacity utilization of large manufacturers declined slightly from 82.1% in the third quarter 2016 to 81.7% in the third quarter 2017. Fixed-capital stock in manufacturing continues on a downward trend, it has declined every year since 2009, indicating a gradual erosion of capacity. Reflecting the subdued performance in the sector.

Manufacturing trade performance has been weak, recording a 3.9% decline in exports in the nine months to September 2017 compared to the same period in 2016. The poor export performance can be attributed to declines in vehicles, machinery, and food and beverages. Imports also declined by 3.0% over the same period. The weakened trade performance hindered the manufacturing sector’s growth.

Composition of Manufacturing Sector Growth

	Weights	Year-to-date growth*
		2016	2017
Food and beverages	25.2%	0.9	1.1
Petrochemicals	24.0%	6.5	-4.9
Metals products	18.7%	-3.6	4.5
Wood and paper	11.6%	5.3	-3.3
Motor vehicles and parts	6.9%	-0.5	-2.2
Glass and non-metallic	3.9%	-0.6	-3.2
Clothing and textiles	3.3%	-2.6	-3.8
Furniture and other manufacturing	3.2%	-8.3	-0.3
Electrical machinery	1.7%	6.3	-7.9
Radio and TV	1.6%	12.3	-0.2
Total	100.0%	1.7	-1.1

Source: StatsSA.
*          captures growth from January to September

Transport, Storage and Communications

The transport, storage and communications sector grew by 1.2% year-to-date in 2017 and contributed 0.1 percentage points to GDP growth in the year. The sector represented 9.4% of gross value added for the year to date in 2017.

Transport and Storage

South Africa’s modern and extensive transport and logistics system, which is coordinated by the Department of Transport, plays an important role in the national regional economy, transporting freight for export and domestic use, as well as enabling the movement of people within and between cities and rural areas. The transport system comprises airports, sea ports, roads, rail and public transport networks. Increased activity in land transport, in particular freight and passenger rail transportation, induced the expansion in the transport section over the last quarter.

Transnet, the horizontally integrated state-owned company, plays a central role in freight transportation through its rail, port and pipeline operations. PRASA provides both intercity and intra-city rail services. SANRAL is responsible for the upgrading and expansion of the national road system while provincial and municipal governments are responsible for secondary roads. See “Public Finance—Public Enterprises.”

The South African road network and national road network comprise approximately 750,000 km of roads and 21,403 km of roads, respectively. The national and local railway network consists of approximately 20,824 km of track and is divided into ten geographical areas under the control of Transnet Freight Rail (TFR). The Passenger Rail Agency of South Africa (PRASA) is planning to invest R175 billion in new infrastructure over the next ten years and of this, PRASA expects it will spend R51 billion to procure 600 trains. A total of 580 of these trains will be manufactured in South Africa.

The commercial airport infrastructure in South Africa consists primarily of nine airports which are owned and operated on a commercial basis by the Airports Company of South Africa Limited (ACSA). South Africa’s three major international airports are Johannesburg’s OR Tambo, Cape Town International and Durban’s King Shaka.

Transnet, a public company wholly owned by the Government, is the custodian of rail, ports and pipelines, responsible for delivering reliable freight transport and handling services. Transnet National Ports Authority (National Ports Authority) operates as a landlord port authority, managing, controlling and administering the South African port system on behalf of the state. The National Ports Authority owns and manages the eight ports within South Africa and its tariffs are regulated by the National Ports Regulator. Approximately 98% of South Africa’s exports are conveyed by sea. Transnet Port Terminals, along with some private sector players, is responsible for the operations at ports

The pipeline network is responsible for the transport of more than 85% of refined fuel and gas products. The business is regulated by the National Energy Regulator of South Africa (Nersa).

Communications

The communications sub-sector consists of postal services and telecommunications services. Growth in the real output of the telecommunications subsector continued to benefit from technological innovations and attractive data promotions.

Fixed-line services are dominated by Telkom SA Limited (Telkom),1 although there is also a second national fixed-line operator – Neotel. There are five licensed mobile operators: Vodacom, MTN, Cell-C, Virgin Mobile and Telkom Mobile. The telecoms sector has seen quite a few developments in 2016, with many firms attempting to invest in new technologies, and become more cost competitive in terms of the cost of data.

Cellular telephony is among the fastest growing sub-sectors of the South African economy with Vodacom, MTN and Cell C investing funds in improving the quality of their networks and establishing LTE sites. Fiber investment is also growing rapidly, with a number of players entering this space. The number of fiber broadband providers has grown rapidly with the formation of Openserve, Telkom’s infrastructure business. The move from analogue to digital television has been hampered by legal challenges relating to the procurement of set top boxes. However, a significant amount of spectrum in the 2.6GHz and the 70 and 800 MHz bands is available for allocation. The Department of Telecommunications and Postal Services intends to allocate the spectrum by December 2018.

The South African Post Office Limited (SAPO) is responsible for postal services through the Postal Act and the Postal Services Act 1998. See “Public Finance—Public Enterprises.”

Mining and Quarrying

While South Africa’s economy is now well-diversified, the mining industry continues to play a significant role in the country’s economy despite the decline in the sector’s relative contribution to GDP and revenue collections over the long term. Mining remains a vital sector in terms of job creation, indirect linkages to other industries through upstream procurement and downstream value addition, significant foreign exchange generation and the country’s balance of payments. In 2016, the country exported R1.1 trillion worth of goods, while total mineral exports recorded R294.8 billion, representing 28% of merchandise exports. The mining sector directly contributed 7.3% to real GDP in 2016, declining from 7.7% in 2015 as a result of a 4.7% year-on-year contraction. In volume terms, total mining production declined 4.0% in 2016, led by large declines in platinum group metals (-4.3%) and iron ore (-8.7%), following an overall expansion of 3.2% in 2015.The sector subtracted 0.4 percentage points from GDP growth in 2016.

In the period ended September 2017, real value added in the mining sector expanded by 4.3% compared with the same period in 2016, supported by an increase in total production volumes of 3.9%. Over this period, the sector contributed 0.3 percentage points to overall GDP growth of 1.0%. On a seasonally adjusted and annualised quarterly basis, the sector expanded 6.6% in the third quarter of 2017, following growth of 8.2% in the second quarter. Growth was particularly strong in the first quarter, with an expansion of 13.1% compared with the last quarter of 2016.

The sector is experiencing a recovery from the declines of 2016, as production across eight of the twelve subsectors expanded in the first 9 months of 2017 compared to the previous year period. Notably, iron ore (+10.7%), manganese (+41.9%) and chromium (+15.7%) have seen strong gains as a result of an improved demand environment. Despite high operating costs and global uncertainty, improved commodity prices and the particularly weak production in 2016 have supported an improvement in the sector in 2017. By the end of September 2017, the average price of iron ore and thermal coal had risen by approximately 36.2% and 52.4% respectively since the start of 2017, compared to the same period in 2016. Precious metals prices, however, decreased over the same period: the average price of gold and platinum fell by approximately 0.5% and 4.4% respectively.

1 The major shareholders of Telkom are (i) the National Government, with a direct holding of 39.8% and (ii) Public Investment Corporation, with a direct holding of 10.9%. The remaining 47.3% of Telkom’s issued shares are in free float. Telkom is listed on the Johannesburg Stock Exchange (JSE). For the financial year ended March 31, 2017 Telkom’s Group operating revenue was R41.0 billion (R33.7 billion in 2016) and profit after tax was R3.85 billion (R3.2 billion in 2016). It is one of the largest companies in South Africa and together with its subsidiaries and joint ventures forms one of the largest communications services providers on the African continent.

An improvement in production volumes and commodity prices in 2017 have supported overall mineral sales, which increased by 9.4% year-on-year in the first nine months of 2017 compared to 2016. Iron ore and coal sales were particularly strong during this period, increasing by 20.3% and 16.7% respectively. In contrast, gold and platinum group metals sales declined 11.5% and 3.2% respectively over the same period, weighed down in part by a strong US dollar and high precious metals demand in 2016.

According to the Quarterly Employment Statistics (QES), formal non-agricultural employment in the mining sector decreased from an average of 474,667 in 2015 to 457,333 in 2016, a decline of 3.7%. In the year ended September 2017, employment in the sector increased 1.7% to an average of 465,667 from an average of 458,000 in the same period in 2016.

Despite an improvement in the sector’s performance in 2017, it remains under severe pressure. The recent rebound in global commodity prices has offered support for some miners, however the fundamental issues that affect the industry persist. South Africa’s mining sector has also underperformed relative to its peers in recent years following the commodity boom, as in the Fraser Institute’s 2016 Survey of mining companies it was ranked 13th in Africa in terms of mining investment attractiveness, and 74th out of 104 destinations overall. This suggests that the mining sector’s underperformance is not driven by demand side issues (i.e. subdued commodity prices and global supply and demand imbalances over recent years), but rather supply side constraints. Despite recent improvements in the labour environment, the availability of electricity supply and transport infrastructure, supply-side constraints continue to weigh on the sector’s potential.

Since 2008, electricity tariffs have increased by an estimated 134% and nearly 200% in nominal terms by 2016. The recent increase in commodity prices presents an accommodative environment for mining companies to attempt to repair balance sheets that have been adversely affected by the period of low commodity prices (2011 to 2015). However, rising input costs erode this opportunity as the sector requires massive amounts of electricity, which makes up as much as 16% to 20% of input costs for certain commodities in the sector. Mining is the sector most vulnerable to electricity price increases as producers are not able to pass on increased electricity costs. Within the sector, gold mining firms are the most vulnerable to increasing electricity prices because of very electricity intensive deep mining operations. Currently, approximately 66% of gold mining is not sustainable at current gold prices. Further downstream, electricity price increases have had severe negative consequences on firms’ competitiveness at the beneficiation level, such as steel production, with the exception of industries relying essentially on gas, such as catalytic converter producers.

Of the pressures that weigh on the industry, policy and regulatory uncertainty has been highlighted as the main challenge, contributing significantly to the sector’s underperformance in recent years. The lack of policy direction has in turn frustrated investment in the sector, which has levelled off since 2011, with minimal prospects for improvement in the near future. Furthermore, the process of formalizing legislation and other policy in the sector has resulted in a drastic and public breakdown in relations between the Department of Mineral Resources (DMR) and the industry.

Policy uncertainty, mainly in two areas, affects investor confidence in the sector. The Mineral and Petroleum Resources Development (MPRDA) Amendment Bill remains to be finalized. This has significant implications for investment in oil and gas exploration (both offshore and fracking) as well as general investment in the mining sector due to uncertainty related to developmental pricing of minerals to support beneficiation. The bill is currently with the National Council of Provinces (NCOP), where it is undergoing public consultation.

Much of the tension that now exists between the industry and the DMR is associated with the Reviewed Mining Charter. The Reviewed Mining Charter was presented to Cabinet in May 2017 and published in the Government Gazette on 15 June 2017. The certainty that the publication of the Charter was expected to provide has not materialised, as a number of stipulations in the new Charter leave mining companies unable to accurately assess the expected return on their investments. Most critical of the substantive issues that have been highlighted include uncertainty around ownership of prospecting and new mining rights, ownership of existing mining rights, procurement, supplier and enterprise development and human resource development. There are also procedural issues which have been raised. The Chamber of Mines (CoM) has noted that it was not consulted in the review process of the Charter, and only saw the Charter a few hours before it was published. Further, there are notable differences between the version of the Charter approved by Cabinet in May 2017 and the published version. Upon publication of the Charter, the Chamber applied for the Charter to be reviewed in court. It also applied for an urgent interdict of the Mining Charter until the review was resolved. The hearing of the review has been postponed from 13-14 December 2017 to 19-21 February 2018 after the presiding judge expressed concern that the initial two days set aside may not be adequate with six parties now involved in the application. The implementation of the Reviewed Mining Charter itself remains suspended until judgement has been handed down by the court.

The following table sets forth mineral production and sales for the periods indicated.

Mineral Production

	Index of Production Volume Including	Index of Production Volume Excluding	Total Value of Mineral Sales	Total Value of Mineral Sales
Year	Gold(1)	Gold(1)	Including Gold(2)	Excluding Gold(2)
2006	108.8	98.7	193,589.50	157,184.90
2007	107.8	98.8	224,437.70	185,401.10
2008	101.7	95.1	300,714.50	254,722.30
2009	94.9	88.8	241,364.60	192,668.90
2010	99.6	94.7	300,292.50	247,199.20
2011	98.7	94.6	370,280.70	301,389.30
2012	95.6	94.4	364,117.30	287,292.70
2013	98.9	97.7	397,677.90	327,691.00
2014	96.9	95.3	396,277.60	332,928.80
2015	100.0	100.0	387,646.70	324,946.70
2016	96.0	95.6	423,997.90	348,506.10
2017(3)	98.9	99.4	334,231.90	283,535.40

_________________
Notes:
(1)          Base: 2015 = 100.
(2)          Rand million, through September 31, 2017.
(3)          Rand million, through September 31, 2017.
Source: Stats SA.

Construction
The construction sector accounts for 3.9% of total gross value added (GVA). Growth in the construction sector has slowed over the years: following a 4.6% increase in 2013, construction value-added decreased to 1.7% in 2015 and 0.7% in 2016 with more recent statistics reflecting a continued moderation in growth tempo. Real value added growth in the sector for the year to the third quarter of 2017 moderated to 0.4% year-on-year from 0.9% year-on-year for the first three quarters of 2016.

Construction employment growth has been fairly firm, averaging 5% between 2010 and 2015. The latest quarterly employment statistics, however, show that this momentum may now be slowing in the face of persistent strain on the sector. According to the QLFS, formal construction sector employment declined by 6.4% year-on-year in the third quarter of 2017 from -0.1 year-on-year in the second quarter while in the informal sector employment growth contracted by 13% in the same period. The sector accounted for 8.8% of total employment by third quarter 2017.

Public infrastructure spending is budgeted at R947.2 billion over the next three years, which should assist stimulating growth in civil construction. Economic infrastructure will account for 77% of total public sector infrastructure spending, with SOCs accounting for the majority. These funds are expected to be used to expand power-generation capacity, upgrade and expand the transport network, and improve sanitation and water services.

In October 2016, seven construction companies accused of colluding to fix prices on 2010 World Cup stadium project agreed to contribute R1.5 billion over 12 years to a fund for socioeconomic initiatives.

Civil Engineering

Investment growth in construction works moderated to 1.9% year-on-year for the first three quarters of 2017 from 2.7% year-on-year for the same period in 2016. The latest civil construction industry results reveal that conditions remained tough. This is mainly due to weakened order books of civil contractors. Whilst this is partly attributed to consistent underspending on infrastructure, the constrained fiscus also contributed to weak demand. The government has consistently underspent on infrastructure in the last decade. Preliminary outcomes for the 2016/17 fiscal year suggest that the public sector spent 83% of its R289.7 billion infrastructure budget in 2016/17, registering a 5.0% decline compared to 88% spent in 2015/16. Infrastructure spending declined across national and local government, public-private partnerships (PPPs) and state-owned companies (SOCs) by an average of 6.0% in 2016/17. While there is a significant improvement in provincial departments and public entities infrastructure spending compared to 2015/16, the outlook for the sector remains bleak.

Agriculture, Forestry and Fishing

The agriculture, forestry and fishing sector made up 2.1% of total GDP in 2016 in real terms, declining from 2.3% in 2015 as a result of a 7.8% year-on-year contraction. Over the past 20 years, the sector has on average contributed 2.5% to total GDP. Despite the sector’s small direct contribution, strong linkages to the informal economy, rural areas and upstream (i.e. agricultural inputs) and downstream (i.e. food processing, paper and pulp production) activities means it has high output and employment multipliers which increase its overall value to the economy. The top ten employment multipliers for the South African economy include commodities from the services and agriculture sectors only. Extending this to the top twenty, there are another six commodities from manufacturing sub-sectors with strong links to the agriculture sector (i.e. leather products, furniture, sugar, animal feeding, bakery products and wood products).

In the period ended September 2017, real value added in the agriculture, forestry and fishing sector expanded by 21.9% compared with the same period in 2016. Over this period, the sector contributed 0.5 percentage points to overall GDP growth of 1%. On a seasonally adjusted and annualised quarterly basis, the sector expanded 44.2% in the third quarter of 2017, following growth of 38.7% in the second quarter. The strong recovery in growth in the first three quarters of 2017 is mainly attributed to good summer rainfall which has supported a broad based recovery in agricultural production following two consecutive drought seasons in 2015 and 2016 respectively, which has in turn supported exports. Record maize and soybeans production has driven a strong recovery in field crops production. Summer field crops are typically harvested between April and August of each year, which largely explains the robust growth seen in the sector during the second and third quarters respectively

Despite a significant rebound in production in 2017, average employment in the sector during the first three quarters of 2017 declined by approximately 18,000 jobs compared to the same period in 2016. This is mainly due to reduced activity in field crops and the horticultural sector in the Western Cape, where severe drought conditions weigh on agricultural activity in the province.

Exports of certain agricultural products have shown encouraging growth over recent years, particularly into new markets in Asia. Trade promotion, market access and water interventions are crucial to unlock investment in key crops such as apples, table grapes, citrus, wine, avocados, macadamia and pecan nuts and beef, which hold significant potential to increase agricultural exports. Industry and the Department of Agriculture, Forestry and Fisheries (DAFF) are collaborating to expand access to existing and new export markets. For example, collaboration between DAFF and the local citrus industry to open up market access in China is bearing success – the value of citrus exports increased 93.6% year-on-year in the first half of 2017. Export growth in these and other crops will come from leveraging public-private partnerships to improve market access, which must be supported by the availability of water.

In line with the aims of maximising agriculture’s contribution to jobs and growth, and more efficient use of public resources, several government departments are working to improve coordination of farmer support programs. This will eliminate existing overlaps and double-dipping of funding from the agriculture and rural development departments. Efforts to unlock specific constraints in the economy by joint working teams between business, labor and government are also underway. In agriculture, work is focused on water management, financing and insurance (targeting smallholder farmers with little or no collateral), and trade promotion and market access.

The government launched Operation Phakisa for Agriculture, Land Reform and Rural Development in 2017, which aims to revitalise the agriculture and agroprocessing value chains. In terms of producer support and market access, 23 Agri-parks are currently under development and will be completed by 2019, while 4 Agri-parks are already operational (Ncora: Easyern Cape; Westrand: Gauteng; Springbokpan: North West; Witzenberg: Western Cape). The Springbokpan Agri-hub will be completed by March 2018. In addition, there are some incredibly innovative policies business and communities are testing in changing ownership structures, with voluntary land reform – for example in Witzenberg.

Electricity, Gas and Water

The electricity, gas and water sector contracted by 0.6% year-to-date in 2017 and did not make any contribution to GDP growth in the first three quarters of the year. The share of gross value added for the sector amounted to 2.3% for the year to date.

Electricity

South Africa generates two-thirds of Africa’s electricity. More than 85% of South Africa’s electricity is coal‑generated. Koeberg, a large nuclear station near Cape Town, provides about 5% of capacity. A further 5% is provided by hydro-electric and pumped storage schemes.

Generation of electricity in South Africa is currently dominated by Eskom, the national wholly state-owned utility, which also owns and operates the national electricity grid. The company supplies about 95% of South Africa’s electricity. It is regulated by the National Energy Regulator of South Africa (NERSA), which is also mandated to regulate electricity departments of local authorities as well as the piped-gas and petroleum pipeline sectors.

Energy supply has improved with the energy availability factor improving to 77.3% for the 2016/17 financial year from 71.07% in the previous financial year. In terms of its outlook, Eskom states that it has implemented strategies to return the average energy availability factor to 80% by 2020. Medupi’s Unit 4 was connected to the grid on November 28, 2017, eight months ahead of schedule. This is the third unit of Medupi to join the grid. Ingula’s final unit was synchronised to the grid in October 2016. All six units of Medupi and Kusile are expected to be completed by May 2020 and September 2022, respectively. In addition, Ingula’s Unit 1 came into commercial operation on August 30, 2016, with all three units adding 1000MW to the grid. The projects have been financed by a mix of higher electricity tariffs, debt issued by Eskom, backed by a government guarantee, and loans from multilateral development banks. The Renewable Energy Independent Power Producer (REIPP) Programme has procured 6 376MW to date, with so far 3 051MW coming online and 44 projects connected to the grid.

Further expansion of electricity generation capacity should be alert to the risk of over-investment, as idle electricity capacity will require higher electricity prices, with negative consequences for economic growth.

Oil and Gas

The wholesale and retail markets for petroleum products in South Africa are subject to a set of government controls. The government regulates wholesale margins and controls the retail price of petrol. The petrol retail price is fixed on a monthly basis, but varies each month with respect to global crude oil prices, the Rand/Dollar exchange rate and taxes. The administration of the pricing regulation is done by the Central Energy Fund on behalf of the Department of Energy (DOE). South Africa has very limited oil reserves. Approximately 60% of its crude oil requirements are met by imports from the Middle East and Africa.

Water

South Africa is largely a semi-arid and water scarce country with a mean annual rainfall of 450 mm, almost half the world average. South Africa’s inland water resources include 22 major rivers, 165 large dams, more than 4,000 medium and small dams on public and private land and hundreds of small rivers.

The South African government has launched a wide ranging ten-year program to address water supply and sanitation backlogs affecting under-serviced households. Improvements to bulk water infrastructure has been prioritized and the resources made available to local government to deliver water and improve sanitation (including eliminating bucket toilets) will grow strongly. Initiatives are expected to fast-track the issuing of water licenses, expand the water system capacity, speed up build programs, address backlog projects and rehabilitate and upgrade existing water and sanitation infrastructure across the country. The department is also in the process of establishing an independent water regulator by 2023.

The Western Cape province is facing an unprecedented drought. As of the end of November 2017, average dam levels in the Western Cape hovered around 34% compared with 56% in 2016. The City of Cape Town is preparing for Day Zero in May 2018, when the city is expected to deplete its running water and water will only be available at collection points.

Informal Sector of the Economy

With neither the public nor formal private sectors able to create enough jobs for the expanding labor force, the informal sector represents an alternative source of jobs or self-employment for rural areas, newly urbanized or formally unemployed. The informal sector’s share of GDP was estimated at 5.9% in 2013. This sector employs approximately 2.7 million people (excluding agriculture and domestic service) and, as of September 30, 2017, accounted for 16.6% of total employment.

Informal enterprises encompass a very wide range of activities, such as the production of marketable products, the distribution of merchandise and the provision of services. Informal enterprises also mobilize capital at a grass-roots level for the provision of dwellings and community-based services. The businesses in this sector typically operate at a low level of organization and on a small scale, with little or no division between labor and capital. Given the informal sector operates outside the legislated labor environment, employment tends to be casual, based on kinship or personal and social relations rather than on contractual arrangements with formal guarantees.

Employment and Trade Unions

Employment

Employment remains one of the key challenges for the South African economy. Faster growth is required over an extended period of time to significantly increase labor absorption, reduce high unemployment and achieve a more equitable distribution of income.

Employment growth has not been fast enough to absorb the increasing labor force and the structural backlog of unemployment. Since the end of 2010 – the trough of the employment downturn – to September 30, 2017, the labor force has grown by 22.6%. The labor force participation rate increased by 4.9 percentage points to 59.9% over the same period. As of September 2017, 40.1% of the working age population is not economically active. The official (narrow) unemployment rate increased from 23.9% in December 2010 to 27.7% in September 2017, while the broad unemployment rate (which includes discouraged workers) has averaged around 35.6%. As a result, the number of unemployed rose by 1.8 million; discouraged workers rose by 259,000. In comparison, employment has grown by 16.5%, or 2.3 million employees. Employment growth has been high in the utilities (albeit from a low base), finance and mining sectors.

Total employment per sector

Total formal and informal employment per sector as at September 30, 2017	Total employed (thousands)	As a percentage of total	Change since December 2010 (thousands)	Average growth per year since December 2010
Mining	446	3%	125	5%
Manufacturing	1,749	11%	-140	-1%
Utilities	153	1%	57	7%
Construction	1,365	8%	250	3%
Trade	3,286	20%	159	1%
Transport	988	6%	183	3%
Financial Real Estate and Business Services	2,463	15%	763	5%
Community social social and personal services services	3,616	22%	631	3%
Agriculture	810	5%	162	5%
Private households	1,313	8%	100	1%
Other	3	0%	2	24%
Total	16,192	100%	2,294	2%

Source: QLFS, Stats SA.

The following table sets forth the change in formal, non-agricultural, formal employment and the percentage of registered unemployed people for the periods indicated.

	For the year ended December 31,
	2010	2011	2012	2013	2014	2015	2016	2017
Employment (% change on prior year)(2)
Public Sector(2)	2.4	4.8	1.5	2.2	2.9	1.0	2.4	-3.6
Private Sector(2)	-2.8	1.4	1.0	5.9	1.4	4.1	4.0	0.5
Total	-1.7	2.2	1.1	5.1	1.7	3.4	3.7	-0.4
Official Unemployment(3) (%)	24.9	24.8	24.9	24.7	25.1	25.4	26.7	27.7

_________________
Notes:
(1)	Nine months ended September 30, 2017.
(2)	Employment in the formal non-agricultural sectors.
(3)	QLFS as at March 31, 2016. Starting in January 2015, the estimates are based on a new master sample, which impacts comparability with previous periods.
Source: Stats SA.

The national government has placed job creation and skills development at the heart of its policies, by promoting an environment that is conducive to private sector growth and investment, with future legislation and regulation being subject to a socio-economic impact assessment before being passed, and microeconomic reform as well as by directly impacting employment levels through public sector hiring and targeted job-creation programs. Some of these polices are the following:

•
The Employment Tax Incentive which aimed to incentivize firms to employ young inexperienced workers, while providing younger workers with work experience to improve the probability of later employment. Initial impact analysis suggests a small but positive impact. The Incentive has been extended to February 2019.

•
The Expanded Public Works program (EPWP) is one of government’s short-to-medium term programs aimed at providing short-term jobs and training for the unemployed. It is a national program covering all spheres of government and state-owned enterprises

•
The National Skills Development Strategy (NSDS) guides skills development in South Africa and seeks to ensure that the labor market is better able to cope with developmental challenges such as poverty, inequality and unemployment through responsive education and training.

Education, skills, employment and unemployment

There is a positive correlation between skills levels (using educational attainment as a proxy) and employment. Individuals with lower skills levels represent the majority of the unemployed. As at September 30, 2017, narrow unemployment stood at 32.3% for workers with less than complete secondary education, while it falls to 28.7% for workers with completed secondary education and 12.9% for workers with technical or academic qualifications beyond secondary education.

Education

Education is one of the National Government’s priority areas. This prioritization is reflected in the total government expenditure on education – at 19.8% of consolidated government expenditure in fiscal year 2016/17, South Africa’s total expenditure on education lies in the upper part of the 15% to 20% threshold as set by the Education for All initiative in 2008.

The NDP aims to ensure that the education system has clear linkages between schools, FET colleges, universities and other education and training providers. According to Education Statistics 2014, published in May 2016 by the Department of Basic Education, the South African education system had 13.1 million students, 448,105 educators and 30,500 schools, of which 1,681 were independent schools. With enrollment and gender parity virtually achieved, particularly at primary school level where the gross enrolment ratio is 97 for girls and 100 for boys, the focus is on improving the quality of education, rather than access. Improving learner performance in literacy and numeracy is central to the overall improvement in education outcomes at all levels.

In 2004, the national government introduced the Dinaledi Schools, which channel additional resources to 500 disadvantaged schools to increase the quality of education and student performance with regards to mathematics and science. A dedicated funding stream for Dinaledi Schools in the form of a conditional grant was introduced in fiscal year 2011 with an initial allocation of R70 million; increasing to R116 million in fiscal year 2015, to further strengthen this program. This grant was replaced by a Maths, Science and Technology grant in 2015/16 which expanded the scope to include Technology and it is not limited to Dinaledi schools anymore. The initial allocation of R347 million in 2015/16 increases to R408 million in 2019/20.

To address the impact of poverty on educational opportunities, a “no-fee schools” policy was introduced in 2007 that ensured that the poorest 40% did not have to pay school fees. According to the 2014 Budget Review, 60% of schools do not charge fees, up from 40% five years ago. These “no-fee schools” receive additional resources to provide the necessary learner and teacher support materials. In 2007, five million learners had access to free education, which, by 2014, had risen to 8.8 million.

The National School Nutrition Program (NSNP) provides daily meals to approximately 9 million learners at 19,800 schools. The NSNP is funded by means of a conditional grant, and is allocated R20 billion between 2017/18 and 2019/20, with the aim of enhancing the learning capacity of poor students by providing them with a nutritious meal every school day.

A safe and secure learning environment is a critical element to improving the quality of learning and teaching. To this end, the school infrastructure backlogs grant and the education infrastructure grant to provinces are allocated R40 billion between 2017/18 and 2019/20. This complements funds already in the baselines of provincial education departments for school infrastructure.

Higher education

Access to university education has steadily increased, with enrollment up from 837,776 in 2009 to 1,132,422 in the 2015 academic year. One of the key outputs identified under this priority outcome is to specifically increase the number of science, engineering and technology graduates because of the contribution that these graduates can make to the economic growth that the country seeks. Additional grant funding is provided to those universities that are able to increase enrollment and graduation numbers in these key areas.

FET Colleges are also recognized as primary sites for skills development. Quality is also a concern at these colleges and the DHET has committed to implement measures that aim to address poor performance at these FET Colleges. The Sector Education and Training Authorities (SETAs) and the National Skills Fund, the key workplace skills development agencies, intend to spend R53.8 billion between 2017/18 and 2019/20 on a range of skills development programs.

Urgent reform of the financing of higher education – and particularly university education – will take place over the medium term, to ensure that the poor are also able to access opportunities at universities and FET Colleges. In the 2017 MTEF, government allocated R7.3 billion to fund the increase in fees at higher learning institutions for the 2017 academic year, up to a maximum of 8%, for students from households earning up to R600,000 per year. Significant top-ups were also made to NSFAS.

Trade Unions and Labor Disputes

The Labour Relations Act promotes collective bargaining through, among other things, protecting organizational rights for unions and the right to strike. Trade union representation is an accepted fact of industrial practice in South Africa. Almost all sectors of the economy, including the public service, have representative unions which engage employers over issues affecting their workforce.

Union density serves as an indication of the strength and potential influence of unions in the economy. South Africa’s union density is quite high. As at December 2017, the number of registered trade unions was 191.

Most trade unions in South Africa are organized in federations, of which there are 24 registered with the Department of Labour as of April 2017. The largest federation is the Congress of South African Trade Unions (COSATU), which had 20 affiliates and approximately 2.2 million members as of 2012. However, following the official expulsion of the National Union of Metal Workers South Africa (NUMSA) in 2014, it is estimated this number has reduced by around 350,000. COSATU includes the National Union of Mineworkers, the South African Clothing and Textile Workers Union, the Food and Allied Workers Union and the National Education, Health and Allied Workers Union. Other significant federations include the Federation of Unions of South Africa and the National Council of Trade Unions.

The Labour Relations Act of 1995 (Labour Relations Act) promotes collective bargaining through, among other things, protecting organizational rights for unions and the right to strike as well as setting out the procedures for instituting legal strikes, introducing special requirements for the use of secondary strikes, picketing, protest action and replacement labor and protecting an employer’s right to have recourse to lockout. The right to strike is contingent on the exhaustion of dispute procedures and on the condition that the industry does not provide essential services. The Labour Relations Act also establishes a framework for the formation of bargaining councils to determine matters within the public sector and each industrial sector, the criteria for which are to be established by the National Economic Development and Labour Council. When employers and employees cannot agree on the formation of a bargaining council, a statutory council may be formed.

The Labour Relations Act permits the use of privately negotiated dispute resolution procedures and also encourages a centralized dispute resolution mechanism. The Commission for Conciliation, Mediation and Arbitration (CCMA) is responsible for attempting to resolve industrial disputes through conciliation and mediation. If these attempts fail, the CCMA may determine the dispute by arbitration or the parties may refer the dispute to the Labour Court unless it falls into the categories that must be resolved finally by arbitration and may not be referred to the Labour Court. The Labour Court is comprised of both trial and appellate divisions and, together with the High Court of South Africa and Supreme Court of Appeals, has jurisdiction over all matters referred to it under the Labour Relations Act.

The Labour Relations Amendment Act in 2014 gave legal power to the Commission for Conciliation, Mediation and Arbitration (CCMA) to approach negotiation parties to assist in resolving issues. It is expected that this will help avoid disruptions to the economy. The CCMA has already demonstrated success in this regard, and has cut the duration of arbitration proceedings by more than 75% since 2003. The CCMA was heavily involved in the private security sector negotiations since violent strikes in 2005/06, which has avoided industrial action in its wage negotiations this year.

The following table shows the number of man-days lost as a result of strikes and work stoppages for the periods indicated.

Man-Days Lost to Strikes and Work Stoppages	Number of Man Days Lost
Year

2006	2,900,000
2007	12,900,000
2008	991,000
2009	2,900,000
2010	14,600,000
2011	6,200,000
2012	3,500,000
2013	5,200,000
2014	11,800,000
2015	600,000
2016	550,000
2017(1)	370,000

_________________
Note:
(1)          Up to September 30, 2017.
Source: The Wage Settlement Survey Quarterly Report, Andrew Levy Employment Publications.

Industrial action is well below 2010 levels. The number of working days remained relatively low at 370,000 for the nine months ended September 30, 2016, compared to 500,000 for the same period in 2016 and below a historic ten-year average of 5.9 million working days. The major strike trigger was wages, accounting for 86% of working days lost and 68% of the number of strikes in September 2017. Major strikes were avoided in 2017 when the Metals and Engineering sector settled in August 2017, and the Coal sector reached a centralised bargaining agreement in June 2017.

Labor Legislation

Since 1994, significant legislation has been adopted designed to improve labor relations, the quality of employment, skills development and employment equality. South African labor legislation promotes equity in employment and prohibits discrimination in the workplace on the grounds of race, gender, sex, pregnancy, marital status, family responsibility, ethnic or social origin, color, sexual orientation, age, disability, religion, HIV status, conscience, belief, political opinion, culture, language or birth.

To realize these objectives, legislation requires all employers to take steps to end unfair discriminatory practices and policies. In addition, legislation mandates designated employers to prepare and implement employment equity plans and to report to the Department of Labour on their progress in ending unfair discriminatory practices and in promoting equity.

•	Post-1994, the following acts were promulgated to govern labor market activity and these include:

•	the Compensation for Occupational Injuries and Diseases Act of 1993, which regulates safety and health matters in the workplace;

•
the Labour Relations Act of 1995, which applies to all workers and employees and aims to promote economic development, social justice, labor peace and democracy in the workplace. It affords workers protection in line with international standards;

•	Basic Conditions of Employment Act of 1997, which applies to all workers and regulates leave, working hours, employment contracts, deductions, pay slips and termination;

•	the Employment Equity Act of 1998, which protects workers and job seekers against unfair discrimination and provides a framework for the implementation of affirmative action;

•
the Skills Development Act of 1998 and Skills Development Levies Act of 1999, which aims to develop the skills in the South African labor force as well as outlines how employers should contribute to the NSF;

•
the Unemployment Insurance Act of 2001 and Unemployment Insurance Contribution Act of 2002 outlines the security available to workers when they become unemployed as well as how to contribute to the UIF Contribution Fund; and

•
The Employment Services Act of 2014 came into effect in August 2015. It provides for the creation of a Public Employment Service, and will provide state assistance to unemployed job seekers. Assistance will take the form of improved matching and placement of work seekers with opportunities, as well as through training. This act repeals the Employment Services provisions contained in the Skills Development Act.

The Department of Labour has enacted amendments to the Basic Conditions of Employment Act, Employment Equity Act and Labour Relations Act to update and improve legislation periodically. The amendments to the Labour Relations Act deal with two main issues. First, offering more protection to non-standard employment (temporary workers, fixed and part-time contract workers). Temporary work is extended to three months to allow for genuine temporary work. For a fixed term contract beyond three months, the worker is entitled to be treated equally to a permanent employee. Both the employment service providers and their clients have joint and several liability for non-compliance. There must also be sufficient justification for fixed contract rather than absorbing workers into the permanent workforce. Part-time workers should also be treated on the whole not less favorably than comparable full-time employees, including access to training and skills development. Second, the amendments seek to enable a better dialogue in difficult wage negotiations and reduce the likelihood of disputes disrupting the economy; the CCMA is given legal power to approach negotiating parties to assist in resolution.

The amendments to the Basic Conditions of Employment Act include: the extension of the scope of the prohibition and regulation of work by children; empowering the Minister of Labour to regulate a broader range of matters in sectoral determinations (minimum wages for sectors where workers are particularly vulnerable); simplifying the Department of Labour’s ability to take enforcement steps against non-compliant employers (and to access the Labour Court for this purpose); and increasing penalties and maximum sentences for non-compliance.

The amendments to the Employment Equity Act clarified who qualifies as a member of the “designated groups”, and reduced the number of factors considered when assessing compliance, as well as increased the penalties for non-compliance. Regulations published under the Act provide good practice for determining equal pay for work of equal value.

The Amendments to the Labour Relations Act is expected to be presented to parliament by the end of the year. An agreement on codes of good practice should help to normalise employer/ employee relations, build trust and increase propensity to hire.

Nedlac and its social partners have approved the introduction of a national minimum wage of R20 an hour, to be implemented from no later than May, 1 2018. The National Minimum Wage Bill was gazetted on November 17,2017.

Benefits

Although the National Government has not established a comprehensive welfare system of the type found in many industrialized countries, it does maintain a variety of social benefit schemes relating to, among other things, compensation for occupational injuries and diseases, occupational health and safety, unemployment insurance, old age, disability and survivor benefits, child support grants, unemployment, sickness and maternity benefits, worker injury benefits and various health care benefits targeted to certain persons. Other programs provide for a developmental social welfare program to ensure, among other things, delivery of benefits to the poorest South Africans and improved social insurance. These programs are funded largely from budgetary allocations and through improved efficiency of delivery of services, subsidies or payments. South Africa is considering the introduction of a comprehensive social security system.

Prices and Wages

Consumer price inflation moderated to within the target band, averaging 5.5% year-on-year, in the first nine months of 2017 compared to 6.3% in the first nine months of 2016, and 6.3% in the year 2016. As in 2016, food and transport inflation were major drivers of overall inflation. In addition, the rising cost of education has been a major contributor of inflation in 2017.

Food inflation averaged 7.6% in the first nine months of 2017 down from 10.4% in the corresponding period in 2016 as the drought which began in 2015 saw prices of bread & cereals, vegetables and fruits record double-digit growth in 2016 before declining to record several months of deflation by 3Q 2017. Meat prices, however have shown double-digit growth for most of 2017.

Transport inflation rose from an average of 4.0% year-on-year in the nine months ended September 2016, to 5.0% in the same period in 2017, with petrol price inflation increasing from 1.1% year-on-year to 6.6% in the respective periods. The cost of education rose from an average of 5.6% year-on-year in the first nine months of 2016 to 6.5% during the same period in 2017, driven mainly by higher primary and secondary education costs.

Core inflation, which represents the long-run trend of the price level and excludes temporary shocks, moderated from an average of 5.6% year-on-year over the first nine months of 2016 to 4.9% in the same period in 2017. Most upward pressure in core inflation continues to be generated by insurance, housing rentals, water and vehicle purchases. Administered prices increased from 5.3% year-on-year in the first nine months of 2016 to 5.7% in the corresponding period in 2017 driven by inflation of petrol, electricity and water.

Looking ahead, CPI inflation is expected to remain below the 3-6% target ceiling in 2018 due to lower food inflation and moderate wage increase expectations. Upside risks to the inflation outlook stem from higher import-price inflation, particularly if monetary policy in Europe and the US tightens putting additional pressure on the exchange rate, and political event risks.

Producer price inflation for final manufactured goods has decreased to an average of 4.8% in the nine months ended September 2017 from 7.2% in 2016 owing to lower inflation in food products, metals, machinery, equipment and computing equipment and transport equipment.

Growth in average nominal remuneration per worker in the formal non-agricultural sectors of the economy amounted to 5.8% in 2016, and to 6.6% in the first quarter of 2017.

Increases in average remuneration per worker moderated to 5.2% in the private sector, but increased to 10.7% in the public sector through the first quarter of 2017.

Nominal remuneration increases were below the upper limit of the inflation target range in the first three quarters of 2017 in: manufacturing (4.7%), construction (3.4%), transport (4.6%) and financial services (5.0%). Remuneration growth was above the target range in the mining sector (7.7%), utilities (8.8%) and the wholesale, retail and trade sector (6.6%)

According to Andrew Levy Employment Publications, the average level of settlement for the nine months ending September 30, 2017 was 7.6% compared with 7.5% during the same period in 2016 and the overall average of 7.5% in 2016.

Productivity growth increased to 1.1% in the first quarter of 2017 on a year-on-year basis, but was down 0.3% on a q/q basis, following year-on-year increases of 0.2% and 0.8% in the preceding two quarters. Average wage settlements of 7.6% in the nine months ended September 2017 were higher than average CPI inflation of 5.5% between January and September 2017. Continued high wage settlements may have reduced the incentive of companies to create new jobs. In the past, employment growth has been associated with strong GDP growth and moderate growth in real earnings (see table below).

Prices and Wages	For the year ended December 31,					As of September
	2012(5)	2013	2014	2015	2016	2017(3)
Consumer Prices(1)	78.4	82.9	88.0	92.0	97.83	102.54
Percentage change from prior year	5.62%	5.76%	6.09%	4.58%	6.34%	5.5%
Production Prices(4)	77.41	82.1	88.1	91.31	97.78	101.8
Percentage change from prior year		6.00%	7.40%	3.61%	7.08%	4.79%
Remuneration per worker
At current prices	7.7%	7.2%	6.6%	7.0%	5.8%
At constant prices	2.0%	4.2%	2.0%	4.6%	-0.4%

_________________
Notes:
(1)          December 2016 = 100.
(2)          Year on year change Q1 2017 to Q1 2016.
(3)          The average values over the first nine months.
(4)          2016 = 100.
(5)          Due to a rebasing of the numbers in 2012, certain figures prior to 2012 are not available.
Source: SARB, Stats SA.

MONETARY AND FINANCIAL SYSTEM

The South African financial system consists of banks and non-bank financial institutions such as investment funds, portfolio management companies, securities investment firms, insurance companies, development funding institutions and pension funds.

The South African Reserve Bank (SARB)

The SARB is the central bank of South Africa, with its head office in Pretoria and branches in, Cape Town, Durban and Johannesburg. The Constitution established the SARB as an independent central bank, subject only to acts of Parliament and to regular consultation with the Minister of Finance. The principal responsibilities of the SARB include, among others: formulating and implementing monetary policy; issuing banknotes and coins; acting as banker to the National Government; regulator for banks licensed under the Banks Act of 1990; providing facilities for the clearing and settlement of claims between banks; acting as custodian of the country’s gold and other foreign reserves; acting as a lender of last resort; conducting open-market operations for purposes of the implementation of monetary policy; supervising large primary, secondary and tertiary co-operatives; collecting, processing and interpreting economic statistics and related information; and formulating and implementing exchange control policies in cooperation with the Minister of Finance and the National Treasury. Recently, the Financial Sector Regulations Act established the Prudential Authority (PA) as a juristic entity operating within the administration of the SARB. The objective of the PA is to: promote and enhance the safety and soundness of market infrastructures, as well as financial institutions that provide financial products and securities services; protect financial customers against the risk that those financial institutions may fail to meet their obligations; and assist in maintaining financial stability. This authority, however, has not yet been fully implemented.

Unlike many other central banks, shares in the SARB are held by private shareholders, with no shares held by the National Government. The SARB was listed on the JSE from its inception in 1921 until May 2002, when it was de-listed. Currently, approximately 758 shareholders, including companies, institutions and individuals, hold SARB shares. No single shareholder may hold more than 10,000 shares. Dividends are paid to shareholders out of net profits at a rate of 10.0% per annum of the nominal value of the shares. After certain provisions, 10.0% of the SARB’s surplus in any year is paid into a statutory reserve fund, and the balance is paid to the National Government.

The SARB is managed by a 15-member board of directors who hold office for a period of three years, which can be renewed for a further two terms of three years. The Governor and three Deputy Governors of the SARB are appointed by the President for five-year terms. President Zuma appointed Mr. Lesetja Kganyago as Governor of the SARB with effect from November 9, 2014. Of the remaining 11 directors, four are appointed by the President, with the remaining seven elected by the SARB’s shareholders. The National Government therefore appoints persons controlling most of the effective votes to the board of directors of the SARB.

The South African Reserve Bank Act was amended in 2010 (through Amendment Act No. 4 of 2010) to provide mechanisms to ensure that shareholders contribute to the functioning of the SARB without adversely influencing the SARB’s decision-making capabilities through group or block formations.

Monetary Policy

The main objective of the SARB’s monetary policy has been the pursuit of price stability. This policy contributes to the broader macroeconomic policies of the National Government by creating a stable financial environment and improving the standard of living of all inhabitants of the country. The SARB does not have fixed exchange rate targets and allows the Rand to float freely against international currencies.

In 2000, an inflation-targeting monetary framework replaced the SARB’s previous approach to monetary policy-making. The previous approach involved the public announcement of guidelines for growth of the money supply in general, supplemented by regular, wide-ranging assessments of economic conditions and reports on the outlook for inflation. The current inflation-targeting framework is a broad-based strategy for achieving price stability, centered on an analysis of price developments, and is characterized by a publicly announced inflation target range (currently 3.0-6.0%). Monetary policy decisions are guided by the deviation of the expected rate of increase in headline CPI from that target. An important factor in determining monetary policy is the forecast generated by the SARB’s macroeconomic models, although monetary policy is not decided mechanically according to these forecasts, nor are policymakers obliged to ensure inflation is permanently within the target range. Rather, the framework includes a degree of flexibility, permitting temporary departures of inflation from the target in the event of shocks (such as oil price movements).

In response to the global financial crisis and subsequent weak global recovery, the repurchase rate was lowered from a peak of 12.0% in 2008 to 5.0% by mid-2012. Policy reversed direction in January 2014, when the repurchase rate was raised from 5.0% to 5.5%, marking the beginning of an interest rate tightening cycle. The policy change occurred against the backdrop of a deterioration in the inflation forecast, which showed an extended breach of the upper target band starting in the second quarter of 2014. The primary cause of the deteriorating outlook was Rand depreciation, driven by lower commodity prices as well as expectations of a somewhat less expansionary monetary policy stance by the US Federal Reserve.

At the July 2014 meeting, the MPC decided to raise the repurchase rate again, to 5.75%, reflecting a persistently unfavorable inflation outlook. In the following months, however, an unexpected collapse in global oil prices lowered inflation markedly, permitting a pause in the hiking cycle. This pause lasted until July 2015, by which point it was clear the deflationary effects of lower oil prices would be temporary. Accordingly, the MPC decided to continue on its path of gradual policy normalization, raising the repurchase rate by 25 basis points, followed by an additional 25 basis point increase at the November 2015 meeting, bringing the repurchase rate to 6.25%. During this time, South Africa experienced a series of shocks which caused the inflation outlook to deteriorate further. The exchange rate of the Rand depreciated abruptly in December and January, to an all-time nominal low, owing both to domestic factors (particularly the removal of finance minister Nhlanhla Nene) and international developments (chiefly volatility in China). Furthermore, the onset of a severe drought in the southern African region prompted upward revisions of the food inflation forecasts. Facing the prospect of a prolonged breach of the inflation target range, the MPC increased policy tightening, increasing the repurchase rate by 50 basis points to 6.75% per annum as of January 29, 2016, and by a further 25 basis points to 7.0% from March 2016. These changes brought the cumulative increase since the start of the tightening cycle in early January 2014 to 200 basis points.

In subsequent months, the inflation forecasts began improving again. The exchange rate recovered partially from its early 2016 lows, while renewed rains promised more moderate in food prices. Domestic growth continued to slow, however, in an environment of declining household and business confidence marked by reduced investment and consumer spending. In these circumstances, the MPC indicated that its tightening cycle was likely at an end, subject to data outcomes. Over the first half of 2017, the flow of data indicated inflation was falling somewhat faster than expected, due chiefly to declining prices of imported goods. Furthermore, economic growth was lower than expected, with the economy falling into a technical recession during the last quarter of 2016 and the first quarter of 2017. Given these developments, the MPC decided to lower the repurchase rate by 25 basis points in July 2017, the first rate cut since 2012. The MPC has nonetheless been constrained by two factors in its ability to lower rates further. First, there have been persistent risks of inflation coming out higher than forecast, chiefly due to the possibility of additional exchange rate depreciation in response to fiscal policy challenges as well as domestic political uncertainties. Second, inflation expectations have remained close to or above 6.0%, whereas the MPC would prefer to see them anchored more comfortably within the target range. In these circumstances, the policy stance has been extremely data dependent, rather than following a clear easing or tightening cycle, with the repurchase rate remaining unchanged at both the September and November 2017 meetings.

In its role of implementing monetary policy, the SARB monitors and influences conditions in the South African money and credit markets and affects interest rates, growth in lending and growth of deposits. The SARB uses open market operations to manage the amount of liquidity available to banks on a weekly basis in repurchase transactions. The interest rate for such repurchase transactions is set by the SARB’s MPC and has a significant impact on all short-term interest rates in the economy. The monetary policy stance is decided at the bi-monthly meetings of the MPC. There exists, however, a continuous process of review that takes new information and developments into consideration.

Open market operations entail the buying and selling of securities by the SARB in the open market in order to regulate the conditions in the money market or the level and pattern of interest rates. By injecting or absorbing funds through purchases and sales of securities, the SARB may increase or decrease liquidity in the banking system. Although these transactions are primarily undertaken to achieve long-term monetary objectives, a further objective may be to stabilize temporary money-market fluctuations.

The SARB may purchase and sell National Government securities for the SARB’s own account, providing it with an effective means of influencing money market liquidity. Other techniques used by the SARB to influence liquidity include purchasing securities outright, varying the amount of National Government bills offered at tender each week, allocating National Government deposits between the SARB and private banks, issuing SARB debentures and entering into foreign exchange swaps with banks.

Currently, nine primary dealers make markets in government paper, five of which are domestic banks and four of which are international banks. Since its appointment of primary dealers in 1998, the SARB no longer acts as an agent for the National Government in buying or selling its securities.

During 2004 the SARB conducted a review of its money-market operations, which were last reviewed in September 2001. As a result, on May 25, 2005, following extensive consultations with market participants, the SARB implemented several changes to its refinancing operations with three aims: to streamline the SARB’s refinancing operations to make them simpler and more transparent; to encourage banks to take more responsibility for managing their own individual liquidity needs in the market; and to promote a more active money market in South Africa. These changes include, among other things, the announcement of an estimate of the average daily market liquidity requirement by the SARB and the estimated range within which the daily requirement is expected to fluctuate in the coming week on the Wednesday morning prior to the main weekly repurchase auction, and the introduction of standing facilities (previously referred to as final clearing or reverse repurchase tenders) at a spread of 50 basis points above or below the prevailing repurchase rate to accommodate banks with short or long liquidity positions.

However, the central feature of the SARB’s operational arrangements – the conduct of repurchase auctions on Wednesdays, with one-week maturity at a repurchase rate fixed at the level announced by the MPC – remains unchanged.

Before the introduction of the changes to the SARB’s refinancing operations, the accommodation amount provided at the main weekly repurchase auction was stable at around R13 billion, which was also the approximate level of the average daily liquidity requirement of the private sector banks. Thereafter, the amounts on offer at the weekly main refinancing auctions varied, with generally higher levels around month‑end and lower levels towards the middle of the month. In order to even out the banks’ end-of-day positions, standing facilities and cash reserve accounts were utilized.

Following the evening-out of the oversold forward foreign exchange book in February 2004, the SARB continued to increase its foreign exchange reserves through the measured buying of foreign exchange from the market, thereby creating Rand liquidity. The banks’ required cash reserve balances with the SARB rose considerably in September 2004, as vault cash was no longer allowed as part of qualifying cash reserves due to the phase-out of vault cash concessions, which started in September 2001.

The outstanding amount and composition of interest-bearing instruments utilized by the SARB were changed to drain liquidity from the money market. Debentures with a 56-day maturity were first issued on December 1, 2004, and 56-day reverse repurchase transactions were first conducted on March 24, 2005.

The outstanding amount of South African Government bonds in the SARB monetary policy portfolio amounted to R7.5 billion nominal loans as at October 2017. This followed an agreement between the National Treasury and the SARB on October 20, 2003, which allowed the SARB to restructure and shorten the average maturity of interest-bearing government bonds held in its monetary policy portfolio by conducting cash-neutral switch auctions.

The following table sets forth the rate at which the SARB provided liquidity to banks as of each month-end indicated.

Repurchase Transaction Rate

2016	(%)
January	6.75
February	6.75
March	7.00
April	7.00
May	7.00
June	7.00
July	7.00
August	7.00
September	7.00
October	7.00
November	7.00
December	7.00

2017	(%)
January	7.00
February	7.00
March	7.00
April	7.00
May	7.00
June	7.00
July	6.75
August	6.75
September	6.75
October	6.75
November	6.75
December	6.75

Source: SARB.

In May 2007, the SARB began to accept certain parastatal bonds in its repurchase auctions, thereby extending the range of securities which may be used as collateral in the refinancing system. This included a selection of bonds included in the All Bond Index, as determined by the Bond Exchange of South Africa Limited (BESA), excluding those issued by commercial banks. The added securities do not qualify as liquid assets in terms of the Banks Act. The table below lists the assets which were added as eligible collateral. However, at the end of August 2010, the SARB implemented certain changes to its monetary policy operational procedures, including the phasing out of parastatal bonds included in the All Bond Index as eligible collateral in the SARB’s refinancing operations. As a result, with effect from March 1, 2011, these bonds were no longer accepted as collateral.

Additional securities accepted in repurchase auctions Rand denominated

Assets previously and still included as eligible collateral
Government bonds
Land Bank bills
Separate trading of registered interest and principal of securities (STRIPS)
SARB debentures
Treasury bills

Assets which were added from May 23, 2007 but which were phased out with effect from March 1, 2010
DBSA (DV07)
Eskom Holdings Ltd. (ES09, E170, ES33)
SANRAL (SZ25)
Transnet Ltd. (T011)
Trans-Caledon Tunnel Authority (WS03, WS04)

Source: SARB.

In August 2010, further changes to the monetary policy operational procedures of the SARB were made. These included the use of longer-term foreign exchange swaps with maturities of up to 12 months as an instrument to manage money market liquidity more effectively. The consequence of conducting longer-term foreign exchange swap transactions to drain liquidity from the market is that the SARB reflects an overbought forward position on its monthly releases of official gold and foreign exchange reserves. In addition, the estimated ranges of the weekly liquidity requirement were discounted and the spread between the rates for standing facilities and the repurchase rate was widened from 50 basis points to 100 basis points below and above the prevailing repurchase rate.

The SARB introduced a new liquidity management strategy in August 2013 designed to ensure broad alignment between the money market shortage and underlying conditions in the money market. The strategy entailed a gradual increase in the money market shortage to reflect the growth trend in notes and coin in circulation outside the SARB as well as the required cash reserve holdings of commercial banks, thereby enhancing the robustness of the monetary policy implementation framework. The increased usage of foreign exchange swaps by the SARB coincided with the implementation of the strategy as a measure to manage the impact of short-term fluctuations in notes and coin on the money market shortage. Since September 2016, the SARB has for operational reasons adjusted its liquidity management strategy and managed the money market shortage around the R56.0 billion level.

The following table sets forth the money supply (M1A, M1, M2 and M3) of South Africa during the periods indicated.

Money Supply

	As of December 31,					As of Sep 30,
	2012	2013	2014	2015	2016	2017
	Rand (million)
Coin and banknotes in circulation	81,042	87,014	94,193	101,053	107,573	108,338
Check and transmission deposits	495,991	549,323	589,602	657,190	702,822	727,539
Total: M1A(1)	577,033	636,337	683,795	758,243	810,395	835,877
Other demand deposits(2)	458,109	495,702	557,477	670,265	796,516	816,997

	As of December 31,					As of Sep 30,
	2012	2013	2014	2015	2016	2017
	Rand (million)
Total: M1(3)	1,035,142	1,132,039	1,241,272	1,428,508	1,606,911	1,652,874
Other short- and medium-term deposits(4)	833,908	917,655	985,272	1,013,017	994,290	1,029,903
Total: M2(5)	1,869,050	2,049,694	2,226,544	2,441,525	2,601,201	2,682,778
Long-term deposits(6)	504,390	462,557	467,355	534,382	555,346	633,828
Total: M3(7)	2,373,439	2,512,251	2,693,899	2,975,907	3,156,546	3,316,606

_________________
Notes:

(1)	Notes and coins in circulation plus check and transmission deposits of the domestic private sector with monetary institutions.
(2)	Demand deposits (other than check and transmission deposits) of the domestic private sector with monetary institutions.
(3)	M1A plus other demand deposits held by the domestic private sector.
(4)
Short-term deposits (other than demand deposits) and medium-term deposits (including all savings deposits) of the domestic private sector with monetary institutions, including savings deposits with, and savings bank certificates issued by the Postbank (a division of the SAPO).

(5)	M1 plus other short-term and medium-term deposits held by the domestic private sector.
(6)	Long-term deposits of the domestic private sector with monetary institutions, including national saving certificates issued by the Postbank.
(7)	M2 plus long-term deposits held by the domestic private sector.
Source: SARB.

Since the introduction of an inflation-targeting monetary framework, growth in the most broadly defined money supply (M3) has not been used as an intermediate target for monetary policy purposes. Nevertheless, money supply and credit may provide useful information about prospective spending plans and inflationary pressures.

The Basel III capital-adequacy framework and the accompanying regulatory reforms were implemented in January 2013. In line with the requirements of Basel III, the South African banking sector remains well capitalized. South African banks meet the minimum capital adequacy requirements. At the end of October 2017, total capital adequacy stood at 16.8%, common equity tier 1 (CET 1) at 13.3% and at the tier 1 level was 13.8%. The implementation of the Basel III framework in South Africa is based on a phased-in approach which commenced on January 1, 2013 and will continue up to 2018, in line with the timelines determined by the Basel Committee. The Basel III Liquidity Coverage Ratio has been implemented from January 1, 2015, while the Net Stable Funding Ratio will be effective from January 1, 2018.

From late 2010 the M3 growth rate fluctuated around an average of 7.0%, displaying a sideways trend in the subsequent years before increasing from 5.9% in February 2014 to a recent high of 10.5% in December 2015. During the four years to June 2014, year-on-year growth in M3 generally fell below that of nominal GDP, but this trend started to reverse towards the end of 2014 and into 2015 as sluggish activity and lower commodity prices weighed on the level of nominal value added in the economy. The firmer growth in M3 deposits was underpinned by growth in deposits of both the household and corporate sectors and can partly be ascribed to rising interest rates, accelerating inflation and moderately rising real final demand, combined with a build-up in precautionary balances by asset managers in the wake of renewed financial market volatility. The depreciation of the Rand from 2013 also resulted in an upward revaluation of foreign-currency deposits included in M3. On a quarterly seasonally adjusted and annualized basis, growth in M3 reached a recent high of 13.1% in the second quarter of 2015, before slowing in the subsequent period to as low as zero % in the second quarter of 2017. Growth in M3 slowed significantly in 2016 following a gradual year-on-year increase over the preceding two years.

This reflected, among other things, a methodological change to the monetary statistics which partly affected the value of deposits reported by banks from January 2016. In their survey reporting, banks were requested to move certain short-term debt instruments, such as structured and credit-linked notes, from deposits to debt securities as they fall outside the definition of money. Growth in M3 then trended higher as from mid-2016 and occasionally exceeded the weak expansion in nominal GDP. Quarter-to-quarter seasonally adjusted and annualized growth in M3 rebounded from zero % in the second quarter of 2017 to 8.3% in the third quarter. The upward momentum in money supply growth reflected a notable recovery in the growth of deposit holdings of financial companies, supported by a sustained growth in household deposits and a marginal improvement in the deposits of non-financial companies. Factors that contributed to the higher growth in M3 during 2017 included institutional investor receipts of proceeds from the redemption of the R203 government bond in September, which shifted deposits from government to deposit holders, being included in the calculation of money supply; and banks’ drive, in the context of Basel III liquidity requirements, to attract and maintain stable longer-term deposits, especially of the household sector.

The most liquid deposit category – cash, check and other demand deposits – continued to dominate private sector deposits, both in terms of absolute size and growth. This category expanded at an average year-on-year rate of 10.6% in the first ten months of 2017. Despite private sector banks’ efforts to attract stable funding, growth in long-term deposits only averaged 6.7% over this period, down from 8.0% in 2016. By contrast, growth in short- and medium-term deposits fluctuated below zero % during most of 2016 and 2017, although the contraction moderated in recent months. The contribution of long-term deposits to total deposit balances remained at around 19.0% for most of 2017, with cash, check and other demand deposits accounting for 50.0%.

Financial System Stability

The SARB regards the achievement and maintenance of price stability as its primary goal. A necessary parallel objective to this is financial system stability, without which monetary policy cannot be effectively implemented. To pursue the maintenance of financially stable conditions and contain systemic risk, the SARB, with the help of the Financial Stability Committee and the Financial Stability Department continuously assesses the stability and efficiency of the key components of the financial system formulate and reviews policies for intervention and crisis resolution. In 1999, the SARB established a Financial Stability Committee with the specific mandate to strive to enhance financial stability by continuously assessing the stability and efficiency of the financial system, formulating and reviewing appropriate policies for intervention and crisis resolution, and strengthening the key components of the financial system. A Financial Stability Department was established within the SARB with effect from August 1, 2001 to help monitor the stability of the financial system as a whole by identifying inherent weaknesses and the build-up of risks that may result in financial system disturbances. Central to the SARB’s increased focus on, and contribution to, the financial stability discourse, a semi-annual Financial Stability Review is published that covers both a quantitative and qualitative assessment of the strength and weakness of the South African financial system.

A cross-sectoral body was created in 2002 to facilitate cooperation in identifying threats to the stability of the South African financial sector and in proposing and obtaining approval for appropriate plans, mechanisms and structures to mitigate such threats. This body creates a coordinated network of contingency planning contacts throughout the financial services industry, and has the capacity to act as a crisis management team to deal with tactical situations affecting one or more firms. It also facilitates cooperation between key financial sector institutions and regulators in times of catastrophic events or disasters through business continuity planning, which serves to better protect staff, facilitate recovery and sustain both a stable financial market and consumer confidence.

In August 2017, the Financial Sector Regulation Bill was signed into law. The Financial Sector Regulation Act (FSR Act) provides an explicit financial stability mandate to the SARB and also creates statutory structures for the coordination and cooperation on financial stability issues among financial sector regulators. The Financial Stability Oversight Committee (FSOC), as set out in the FSR Act is composed of representatives from the Financial Sector Conduct Authority, Prudential Authority, Financial Intelligence Centre, National Credit Regulator as well as the SARB and its primary objective is to support the SARB in promoting financial stability as well as facilitating co-operation and collaboration, and co-ordination of action, among the financial sector regulators and the SARB. The Act also establishes the Financial Sector Contingency Forum, which also includes representatives from the industry, and whose main objective is to assist the FSOC with the identification of potential risks and to coordinate appropriate plans and actions to mitigate such risks.

Regulation of the Financial Sector

Since 1994, South Africa has made a dedicated effort to deregulate the financial sector. The new market-based approach to regulation relies heavily on the use of strengthened corporate governance and accountability principles, enhanced disclosure systems, and market discipline as an incentive to compliance. Although increased deregulation has encouraged both competition and innovation, it has simultaneously demanded heightened supervision, more explicit market integrity and strengthened consumer protection mechanisms.

The two main regulatory authorities, the Financial Services Board (FSB), which regulates the financial markets for equity, debt and derivative securities, as well as non-bank financial institutions registered under specific legislation and the SARB which supervises the banks, apply measures to secure the financial soundness of the financial system of South Africa as a whole. Under the FSR Act, the FSB shall be transformed into a Financial Sector Conduct Authority while prudential supervision will be performed by the Prudential Authority to be established under the administration of the SARB. The regulatory instruments that they use include entry and other standard requirements, ownership constraints, fit and proper persons tests, limitations on certain activities, jurisdictional constraints, pricing constraints and operational constraints (such as capital and liquidity requirements and trading capacity requirements). Domestic regulation and supervision requirements also incorporate international standards. South African financial institutions must comply with all relevant Basel capital adequacy and liquidity principles and standards. The phase-in period for the Basel III requirements began on January 1, 2013 and is anticipated to last through 2019. South Africa is already in compliance with the capital requirements of Basel III and will continue to comply with all the other related requirements within the stipulated timeline. South African financial institutions must also comply with the financial reporting and disclosure standards incorporated in the international accounting standards, adopted by the International Organization of Securities Commissions. The various financial markets, financial institutions and financial instruments are regulated by a series of general, specific and enabling legislation.

South Africa is also committed to implementing a program of financial services reform in line with other G-20 jurisdictions. The two main regulatory authorities, the Financial Services Board (FSB) and the SARB, apply measures to secure the financial soundness of the financial system of South Africa as a whole. The regulatory instruments that they use include entry and other standard requirements, ownership constraints, fit and proper persons tests, limitations on certain activities, jurisdictional constraints, pricing constraints and operational constraints (such as capital and liquidity requirements and trading capacity requirements). Domestic supervision also incorporates international standards. South African financial institutions must comply fully with the majority of the Basel capital adequacy principles and standards.

Legislation enacted in 1998 provides for an independent competition authority, comprising an investigative division and an adjudicative division with broad powers to, among other things, issue compliance orders and interdicts, levy fines, impose structural remedies such as divestitures and prohibit mergers. The legislation also provides for a right of appeal to a specially-constituted judicial authority. In the majority of cases, the adjudicative divisions have sole jurisdiction over competition matters. Amendments to the legislation enacted in 1999 require pre-merger notification in particular cases.

Recent legislative and regulatory initiatives coming into force since 2015 include the following:

•
On August 21, 2017, the Financial Sector Regulation Bill, which is now the Financial Sector Regulation (FSR) Act, 9 of 2017, was signed into law. The FSR Act aims to promote, among other things, financial stability, the fair treatment and protection of financial customers, the efficiency and integrity of the financial system, the prevention of financial crime and the transformation in the financial sector.

•
The Portfolio Committee on Trade and Industry was granted permission by the National Assembly to introduce the National Credit Amendment Bill of 2018 (Committee Bill) addressing debt relief. The draft Committee Bill, which was published for public comment on November 24, 2017, and primarily aims to amend the NCA, 2005, providing for a debt intervention and matters connected therewith.

•
In December 2016, Parliament’s Standing Committee on Finance (SCOF) invited the public to make written submissions on the Insurance Bill, 2016, which was tabled by National Treasury in Parliament on January 28, 2016. The Bill provides a consolidated legal framework for the prudential supervision of the insurance sector in line with the international standards for insurance regulation and supervision.

•
The National Treasury published a third draft of the Ministerial Regulations with respect to the Financial Markets Act. The Regulations are necessary to advance South Africa’s commitment to the G20 obligation to implement regulatory and legislative reforms to make financial markets safer and to regulate the OTC derivatives markets.

•	As of 2016, the FSB has granted two new exchange licenses in terms of the Financial Markets Act, for ZARX (Pty) Ltd (ZAR X) and 4 Africa Exchange (Pty) Ltd (4AX).

•
The National Treasury is exploring options to promote entry into the banking sector as South Africa’s highly concentrated banking sector may compromise the level of competition needed to bring about efficiency improvements and greater access to financial services. South Africa is proposing a deposit insurance scheme, which can contribute to the development of a less concentrated banking sector and support financial inclusion and transformation of the sector.

•
In June 2015, the Banks Amendment Act 2015 was enacted to amend the Banks Act 1990. The Act aims to enhance the curatorship of banks in order to make the financial sector safer and protect depositors. The Act enhances the powers of the curator of a bank while under curatorship by expanding the basis on which a curator of a bank may dispose of all or part of the bank providing for:

•	allowing for the creation of a good bank outside the existing corporate entity;

•	facilitation of the transfer of all or part of a bank’s business to a successor entity;

•	a disposal pursuant to a transfer under section 54 of the Banks Act; and

•	facilitation of the implementation of the above steps by the curator.

•
In May 2017, the SARB published for public comment, a discussion paper entitled “designing a deposit insurance scheme for South Africa”. The deposit insurance scheme aims to protect less financially sophisticated depositors in the event of a bank failure, thereby contributing to customer protection enhancing the stability of the South African financial system. The scheme is also intended to increase competition in the banking sector by promoting entry into the banking sector as well as introduce efficiency improvements.

•
In April 2017, the Financial Intelligence Amendment Bill was signed into law. The Financial Intelligence Amendment Act seeks to strengthen the commitment to combatting financial crimes and address the gaps identified in the Financial Action Task Force and the IMF’s Financial Assessment Programme Technical Note on AML/CFT for South Africa in December 2014.

•
On November 6, 2015, the Department of Trade and Industry released a review of final limitations on fees and interest rates regulations, which was effected from May 2016. The review introduced new caps on fees and interest rates applicable to credit agreements falling under the National Credit Act 34 of 2005. The biggest change relates to unsecured credit agreements, where the proposed cap was reduced to 28.0% from 35.4% based on the repurchase rate of 7.0% then. The caps aim to protect consumers from unscrupulous lending practices and over-indebtedness. However, the credit providers have warned against the unintended consequences of these proposals, which include credit rationing and an increase in the number of banks introducing credit life insurance policies to circumvent lower interest rate caps.

The foundation of the exchange control system in South Africa is the Currency and Exchanges Act of 1933, which entitles the President to enact regulations in relation to any matter relating to currency, banking or exchanges. Reforms implemented since 1994 have adapted the framework of exchange control to remove most of the major barriers to cross-border transactions. However, the Act of 1933 and the Regulations of 1961 (as amended) (Regulations) continue to form the basis of the exchange control system to this day. The Regulations set out prohibitions on the holding or dealing in foreign currency and gold and the exporting of capital or rights to capital except under the permissions and conditions set by the Treasury. The Minister of Finance has delegated responsibility for the administration of exchange control to the SARB, with certain exceptions. The Minister of Finance appoints banks as Authorized Dealers in foreign exchange to support the administration of controls, guided by the Exchange Control Rulings (issued by the Reserve Bank), which set out the authorities granted to Authorized Dealers and the detailed rules and procedures to be followed.

Structure of the Banking Industry

At the end of October 2017, 19 banks, three mutual banks and 15 local branches of foreign banks were registered with the Office of the Registrar of Banks. In addition, 30 foreign banks had authorized representative offices in South Africa.

The four largest banking groups dominating the South African banking sector are ABSA Bank Limited, the Standard Bank of South Africa Limited, FirstRand Bank Limited and Nedbank Limited, and constituted 82.0% of total banking-sector assets at the end of October 2017. The four largest banks offer a wide range of services to both individual and corporate customers at branches across all nine provinces.

The South African banking system remained profitable and adequately capitalized throughout 2016 and into 2017. The total stock of outstanding loans and advances in the banking sector increased by 4.0% to R3,856 billion as at the end of October 2017 (October 2016: R3,706 billion). The capital adequacy ratio for the banking sector was 16.8% in October 2017, exceeding the 9.5% minimum capital adequacy requirement and therefore reflecting adequate systemic capitalization. The banking sector’s capital consists mainly of share capital and reserves (the highest loss-absorbing capital types).

Total banking-sector assets increased from R4,881 billion at the end of October 2016 to R5,124 billion at the end of October 2017, representing a 5.0% increase. The increase in total banking-sector assets is largely attributable to an increase in term loans, treasury bills and other dated investment and trading securities. Impaired advances to gross loans and advances, a key indicator of credit risk, has declined marginally to 2.8% in October 2017 compared to 2.9% in October 2016.

Financial Sector Charter

In August 2002, the financial sector voluntarily committed itself to developing a charter to address historical sector imbalances, particularly with reference to human resource development, broadening economic participation and access to financial services. Thereafter, key industry stakeholders came together to develop the Financial Sector Charter, which was launched by the industry and the Minister of Finance in October 2003. The Financial Sector Charter was built around a central vision of promoting a transformed, vibrant and globally-competitive financial sector that reflects the socioeconomic demographics of South Africa and contributes to the establishment of an equitable society by effectively providing accessible financial services to black people and directing investment into targeted areas in the economy.

The Financial Sector Charter established sector transformation goals, emphasizing targets for human resource development, procurement and enterprise development, access to financial services and ownership transfer. In order to provide access to financial services, the country’s four major retail banks – ABSA, FirstRand, Nedbank and Standard Bank – as well as the Postbank, launched the Mzansi account in October 2004. Mzansi is a low‑cost national bank account aimed at ensuring that those falling within the lower socio-economic groups have access to first-order retail banking products that would provide them with entry-level banking services. There have been approximately six million Mzansi accounts opened, 4.5 million of which were opened by South Africa’s four major commercial banks. It is estimated that 72.0% of these were first-time accounts. Major banks have since de-emphasized Mzansi and are promoting their own branded low-income accounts. The percentage of adult South Africans who use banking services has improved from 51.0% as at June 30, 2006 to 75.0% as at June 30, 2013.

In addition, the financial sector committed to ensuring that 80.0% of the population in lower income groups has access to full-service banking points of presence within at least 15 kilometers of every poor South African and cash-withdrawal points of presence such as automatic teller machines within at least ten kilometers. By December 2010, 91.6% of poor households had access to points of presence of banks and Postbank within ten kilometers of their home. This percentage was 84.7% if only the big four banks are considered.

Credit Allocation

Growth in bank credit extended to the domestic private sector declined steadily to an annual average of 6.8% in 2016, following four consecutive years of average growth of approximately 8.0%. The decline in credit growth reflected the depressed state of domestic economic activity. Year-on-year growth in total loans and advances reached a post-recession low of 4.5% in November 2016 – its lowest rate since December 2010. Subsequently, growth increased marginally in 2017. In the first ten months of 2017, a moderate increase in loans and advances to the household sector narrowly offset a decrease in loans and advances to the corporate sector. Growth in credit extension to companies was likely suppressed by reduced corporate investment amid protracted weak domestic demand and low business confidence in an environment of heightened political uncertainty. Domestic demand for goods and services was affected by reduced household spending as a result of uncertain employment prospects, which together with low consumer confidence contributed to weak household demand for bank credit. Year-on-year growth in total loans and advances initially rebounded from November 2016 to 6.3% in May 2017, but decreased to 5.3% in October 2017. The quarter-to-quarter seasonally adjusted and annualized growth in total loans and advances to the private sector decreased from a high of 10.9% in the fourth quarter of 2015, to 6.4% at the end of 2016 and decreased further to 3.0% in the third quarter of 2017, suggesting a renewed loss of momentum. The slower growth in credit extension relative to nominal GDP resulted in a further decrease in the ratio of credit to GDP, from 73.7% in the fourth quarter of 2015 to 72.3% in the third quarter of 2017.

Growth in mortgage advances on commercial property slowed significantly from the end of 2015 to the beginning of 2017, but increased moderately from a low of 6.9% in April 2017 to 7.4% in October 2017. Growth in mortgage advances on residential property was relatively static, remaining at approximately 3.3% in the first ten months of 2017, moderately down from a recent peak of 4.2% in February 2016. Instalment sale credit and leasing finance, mostly used for the financing of new and second-hand vehicles, increased moderately from 2.4% in May 2016 to 4.8% in October 2017, in line with stronger new vehicle sales.

The following table sets out the distribution of gross credit exposure at the end of September 2017.

Percentage distribution of total credit extended (as of September 30, 2017)

Percentage distribution of total gross credit exposure of banks %
Corporate exposure	36.8
Public sector entities	2.4
Local government and municipalities	0.4
Sovereign (including central government and central bank)	9.2
Banks	12.8
Securities firms	3.6
Retail exposure	34.1
Securitization exposure	0.7

Source: SARB

The following table sets out the distribution of gross credit exposure by economic sector at the end of September 2017.

Credit extension by economic sector as of September 30, 2017

Sectorial distribution of credit	Rand (billion)	As a percentage of total credit
Agriculture, hunting, forestry and fishing	116.5	1.9
Mining and quarrying	183.2	3.1
Manufacturing	307.6	5.1
Electricity	140.3	2.3
Construction	65.8	1.1
Wholesale, retail trade and accommodation	303.4	5.1
Transport and communication	204.3	3.4
Financial intermediation and insurance	1,525.2	25.5
Real estate	489.5	8.2
Business services	229.0	3.8
Community, social and personal services	437.1	7.3
Private households	1,791.4	30.0
Other	187.5	3.1
Total	5,980.8	100.00

Source: SARB

The following table sets out the geographical distribution of gross credit exposure as of September 30, 2017.

Geographical distribution of credit	Rand (billion)	As a percentage of total credit
South Africa	5,283.7	88.3
Other African countries	149.2	2.5
Europe	396.3	6.6
Asia	61.1	1.0
North America	64.3	1.1
South America	9.1	0.2
Other	17.0	0.3
Total	5,980.8	100.00

Source: SARB

Capital Markets

The JSE was established in 1887 and is a licensed exchange for all securities. The JSE is governed externally by South African legislation and internally by its own rules and regulations. The JSE listed itself on June 5, 2006. The listing included a proposal regarding the implementation of a B-BBEE initiative. In February 2011, the JSE launched the Black Economic Empowerment (BEE) Segment, offering a facility for BEE-compliant parties to list and trade BEE scheme shares. Subsequent to the Financial Services Board’s (FSB) change in policy in relation to the regulation of all providers of over-the-counter (OTC) share trading platforms, the JSE made amendments to the JSE Listings Requirements in July 2015 to allow trading in BEE securities on the BEE Segment via the use of a verification agent, in addition to the current BEE contract route. Consequently, some companies moved from OTC trading to a listing on the JSE’s BEE Segment. At the end of September 2017, a total of three companies were listed on the JSE’s BEE Segment.

In addition to the JSE, the Financial Services Board (FSB) granted four new stock exchange licenses. ZAR X started trading in February 2017, followed by 4 Africa Exchange (4AX) in September 2017 and A2X Markets (A2X) in October 2017. The fourth new exchange, Equity Express Securities Exchange (EESE), has not started trading.

The introduction of the Johannesburg Equities Trading system (JET), an electronic, automated and central order-driven system, culminated in the closure of the trading floor in 1996. Subsequently, the trading system and real-time information dissemination system (InfoWiz) of the London Stock Exchange (LSE), replaced JET in May 2002. In 2007, the JSE and the LSE both moved onto the LSE’s new trading platform, TradElectTM. JSE members connected to JSE TradElectTM and InfoWiz through a hub at the JSE in South Africa. In July 2012, the JSE moved its equity market trading activity onto Millennium ExchangeTM after concluding a license agreement with technology solutions provider MillenniumIT. Consequently, the JSE’s trading system relocated from London to Johannesburg.

In June 2003, the JSE announced the first alternative “exchange” in Africa that would list small- and medium-sized companies, specifically targeting B-BBEE and junior mining companies. The Alternative Exchange (AltX) opened in October 2003 and runs parallel to the main board, with separate listings requirements and reduced fees. As of September 29, 2017, 52 companies were listed on AltX with a market capitalization of R21.0 billion.

The South African Futures Exchange (SAFEX) is the forum for trading futures and options contracts. The JSE acquired SAFEX in August 2001 and merged it into the JSE as the Equity Derivatives Market and the Commodity Derivatives Market. Colloquially, the term “SAFEX” is still used to refer to the JSE’s derivatives market. In February 2005, the JSE launched Yield-X, which is the platform for trading of all interest rate-related and currency derivative products. Subsequent to the BESA merger, Yield-X has been collapsed into the JSE’s Interest Rate and Currency Derivatives Markets.

Derivative instruments are traded either on an OTC basis or on an exchange. The Equity and Commodity Derivatives Markets of the JSE, together with the Interest Rate and Currency Derivatives Markets are responsible for trade in all futures contracts and options on futures. SAFEX Clearing Company (Pty) Limited (Safcom) is the clearing house for SAFEX and also provides compliance, surveillance and other exchange services. SAFEX introduced commodity futures in South Africa in July 1995, Rand-Dollar futures in May 1997, and individual equity futures in February 1999. On June 18, 2007, the JSE began trading in various foreign currency derivatives. The financial market infrastructure was modernized in 2008 through the replacement by the JSE of its 15-year-old derivatives system with a multiple instrument online trading system, Nutron.

Regulation of insider trading is vested in the FSB, which has extensive surveillance and detection capability and was established in partnership with the JSE. The JSE published a revised booklet on Insider trading and other market abuses in August 2013. The purpose of this booklet is to bring together the various acts, requirements and relevant corporate governance guidelines that have a bearing on preventing market abuse.

Pursuant to the amalgamation of the BESA and the JSE in June 2009, the trading platforms of the two interest rate markets operated by the JSE, namely the Yield-X market and the BESA market, were integrated in 2011. As a result, the old BESA BTB system was decommissioned and the reporting of bond transactions migrated onto the JSE Nutron platform on May 9, 2011. The rules and directives covering the integrated markets (Yield-X and BESA) known as the ‘JSE Interest Rate and Currency (IRC) rules and directives’ also came into effect on May 9, 2011, thus repealing the old rules and directives previously applicable to the BESA market.

While Share Transactions Totally Electronic (Strate) has been the only central securities depository since its inception in 1999, the FSB granted Granite Central Securities Depository a financial market infrastructure license to operate as such a depository in August 2015. The license mandate is for bonds and money-market instruments. Strate is in the process of modernizing the market infrastructure for its money-market, bond and equity depository operations with a software suite streamlining its service across all asset classes as the three systems are consolidated into one. To date, Strate implemented the new system for money-market instruments and bonds.

The main index charting the performance of the JSE is the FTSE/JSE All-Share Price Index. At September 29, 2017, the FTSE/JSE All-Share Price Index included 163 companies and accounted for approximately 78.0% of the market capitalization of the JSE. As at September 29, 2017, the ten largest companies by market capitalization represented approximately 61.0% of total market capitalization.

Exchange Controls

South African law provides for exchange controls, which, among other things, restrict the outward flow of capital from South Africa, the Kingdoms of Lesotho and Swaziland and the Republic of Namibia, known as the common monetary area (CMA). The Exchange Control Regulations are applied throughout the CMA and regulate transactions involving South African residents, including companies and institutional investors. The basic purpose of the Exchange Control Regulations is to mitigate the negative effects caused by a decline of foreign capital reserves in South Africa, which could result in the devaluation of the Rand. The National Government has, however, committed itself to gradually relaxing exchange controls. On October 1, 2016, a joint tax and exchange control Special Voluntary Disclosure Programme (SVDP) commenced which ended on August 31, 2017. The SVDP was a joint initiative between the South African Revenue Service (SARS) and the SARB, in conjunction with the National Treasury, for individuals and companies to regularize both their unauthorized tax and exchange control affairs, for a limited period.

The SARB, on behalf of the Minister of Finance, administers South Africa’s exchange control regulations. The appointment of Authorized Dealers in foreign exchange (Authorized Dealers), previously considered and approved by the Minister of Finance, has been delegated to the Financial Surveillance Department. A number of banking institutions and entities have been appointed as Authorized Dealers and/or Authorized Dealers in foreign exchange with limited authority (ADLAs). In addition, in 2017, the first Restricted Authorized Dealer was appointed. Such banking institutions and entities undertake foreign exchange transactions for their own account on behalf of their clients, subject to conditions established by the SARB. Until 1995, control over non-residents’ capital transactions was based mainly on the Financial Rand System, which was reintroduced in 1985 at the time of the proclamation of the debt standstill. In March 1995, the National Government abolished the Financial Rand System and the resulting dual exchange rate. No capital controls are, therefore, applied to non-residents, who may freely invest in and disinvest from South Africa. This applies to portfolio investment as well as foreign direct investment into South Africa.

Since the abolition of the Financial Rand System in 1995, South Africa has had a unitary exchange rate that applies to both current and capital transactions between residents and non-residents. As discussed below, South African residents still face certain restrictions. However, these restrictions have gradually been eased to foster macroeconomic stability, a stronger balance of payments and financial sector development. The proposed strategy going forward is characterized by a fundamental shift from a system where a substantial fraction of cross-border transactions are subject to restrictions, approvals and administrative requirements to a more open regime where transactions are generally permitted with a narrow set of regulations targeted at specific national interests, macroeconomic and financial risks. In 2014, the Minister of Finance announced that the National Treasury, in conjunction with the SARB and other stakeholders would streamline the Exchange Control Rulings and associated Exchange Control Manual in order to, among others, improve administration. With a view to transparency regarding remaining exchange controls in place, two Currency and Exchanges Manuals for Authorized Dealers and ADLAs, respectively, as well as two guideline documents for individuals and business entities were published on the website of the SARB on July 29, 2016, for implementation from August 1, 2016. This was the first time that the technical document, normally only issued to Authorized Dealers, was made available to the public.

The broad principles for exchange control reforms are as follows:

•	supporting macroeconomic and financial stability through the macro-prudential regulation of cross‑border capital flows;

•	encouraging the growth of South African companies in domestic, regional and international markets;

•	supporting cross-border trade and higher levels of foreign direct investment in South Africa;

•	support the overarching strategy for increasing investment and growth;

•	reflect a fundamental shift in the approach to regulation;

•
recognize the different objectives that are supported by exchange controls (e.g., contributing to systemic stability; supporting prudential regulation of financial institutions; protecting the tax base; and supporting the prevention of financial crime (including money laundering));

•	address the distortions created by exchange controls;

•	holistic approach and taking into account interactions between institutions and individuals, residents and non-residents; and

•	proportionate reporting requirements.

The present exchange control system in South Africa is used primarily to control movements of capital by South African residents. In order to ensure that capital transfers are not disguised as current payments, controls and limits are placed on transfers of a current nature. South African residents may avail of a single discretionary allowance of up to R1 million per calendar year, without the requirement to obtain a Tax Clearance Certificate, that may be used for any legal purpose (including for investment purposes abroad as well as the sending of gift parcels in lieu of cash, excluding gold and jewellery) without any documentary evidence having to be produced, except for travel purposes outside the CMA, where certain prescribed documentation is required. In addition, private individuals may invest up to R10 million per calendar year for any purpose outside the CMA, provided that the individual is over the age of 18 years and subject to obtaining a Tax Clearance Certificate, which is issued by SARS.

Furthermore, in order to eliminate the bias against residents, the SARB’s Financial Surveillance Department will consider investments by residents in excess of the R10 million foreign capital allowance, subject to certain conditions, such as tax compliance. South African residents who are temporarily abroad may also avail of the R1 million single discretionary allowance and the R10 million foreign capital allowance per calendar year without returning to South Africa. Residents temporarily abroad may also receive pension and retirement annuities as well as monetary gifts and loans.

The Minister of Finance also announced the removal of controls on emigrants’ remaining assets. Emigrants can now transfer up to R10 million per single person or R20 million per family unit per calendar year and emigrants can also apply to the SARB’s Financial Surveillance Department for the transfer of all their assets without the application of any exit levy to free those assets, provided their tax obligations were met.

With effect from October 2004, limits on foreign direct investments by South African corporates were abolished. Dividends declared by offshore subsidiaries of South African companies may be retained offshore. Foreign dividends repatriated to South Africa may be retransferred offshore again at any time for any purpose. Corporates are allowed, on application, to transfer funds from South Africa for each new and approved foreign investment outside the CMA. Authorized Dealers administer the directives and guidelines on foreign direct investments under R1 billion, per company, per calendar year. Application to the SARB’s Financial Surveillance Department for prior approval of a foreign investment is still required for foreign direct investments over R1 billion, per company, per calendar year. These applications, which allow the SARB to monitor the level of foreign investment, are considered on merit and are granted if South African exchange control authorities believe the investments would be of long-term economic benefit to South Africa and at least 10.0% of the foreign target entity’s equity and/or voting rights will be obtained. The SARB reserves the right to stagger capital outflows relating to very large foreign investments to manage any potential impact on the foreign exchange market. In order to reduce the administrative costs and procedures of doing business for corporates, the Minister of Finance, in the 2011 MTBPS, allowed corporates to be able to top up capital in their off-shore business from South Africa, provided they remain within an annual limit, which is currently R1 billion. The transfer of the unutilized amounts and/or additional working capital to foreign target entities and/or to increase an applicant’s approved equity interest and/or voting rights in an off-shore target entity, as and when required, is permitted without recourse to South Africa. South African corporates are also allowed to make bona fide new outward foreign direct investments outside their current line of business.

South African companies are generally permitted to undertake international expansion and the policy stance is to encourage growth into the rest of Africa. There are no limits on the use of domestic capital for funding investment, although administrative and reporting conditions remain in place and investments above R1 billion per year require approval. The HoldCo regime introduced in 2013 provides local companies with a structure for managing their multinational operations without restrictions. Listed companies may transfer up to R2 billion per calendar year into approved HoldCos; unlisted companies may transfer up to R1 billion per calendar year, subject to transparency requirements. Listed companies can further apply to the SARB to transfer additional amounts of up to 25.0% of the company’s market capitalization, subject to demonstrated benefits for South Africa. Unlisted companies may also apply for additional funding.

In the 2009 MTBPS, reforms to reduce red tape on business transactions were announced. The prohibition on SADC loop structures was abolished and in the 2011 MTBPS, the Minister of Finance announced that transactions which result in ‘loop’ structures not exceeding a threshold of 10.0% - 20.0% equity, and/or voting rights, whichever is higher, in the foreign target entity, will be processed by Authorized Dealers without the need for prior approvals.

From March 1, 2017, South African residents, excluding mandated state-owned companies, have been granted certain exemptions relating to the sale, transfer, assignment and licensing of intellectual property to unrelated non-resident parties in an arm’s length transaction and at a fair market price.

In the 2010 MTBPS, the Minister of Finance announced measures to encourage global diversification from a domestic base by using South Africa as a gateway to Africa. In this regard, from January 1, 2010, qualifying internationally headquartered companies are allowed to raise and deploy capital offshore without the need to obtain exchange control approval, subject to reporting requirements. With effect from November 2012, the shares and/or debt of a headquarter company may be listed on the JSE Limited or be held directly or indirectly by a shareholder with shares or debt listed on the JSE Limited.

The 3:1 ratio applicable to local financial assistance in respect of affected persons was withdrawn. The 1:1 ratio remains applicable for the acquisition of residential properties and any other financial transactions (such as portfolio investments, securities lending, hedging and repurchase agreements, among others) by non‑residents and affected persons. Local financial assistance made available to emigrants also remains subject to the 1:1 ratio for financial transactions and/or the acquisition of residential or commercial property in South Africa. Emigrants that utilize their remaining Rand assets as collateral must comply with the 1:1 ratio irrespective of the nature of the transaction.

Authorized Dealers are allowed to approve the granting of credit terms in respect of exports only for periods not exceeding six months, with an extension of a further six months in certain circumstances without reference to the SARB. In an endeavor to reduce barriers to trade, the Minister allowed corporates to do advance payments for capital goods for up to 100.0% of ex-factory cost of goods to be imported not exceeding a total value of R10 million. Payments for importation of capital goods in excess of R10 million may only be provided up to 50.0% of the ex-factory cost of the goods to be imported. The requirement for Authorized Dealers to view a copy of the SARS Customs Declaration bearing the MRN in respect of advance payments for imports has been dispensed with for payments up to R50,000. Furthermore, corporates are allowed to cover forward (using forward exchange contracts) up to 75.0% of budgeted import commitments or export accruals in respect of the forthcoming financial year without an application to the SARB. The R250,000 limit on advance payments for permissible imports, other than capital goods, was removed and South African companies are allowed to open foreign bank accounts for permissible purposes without prior approval, subject to reporting obligations.

South African companies involved in international trade are permitted to operate a single customer foreign currency (CFC) account for both the trade and services and use it for a wider variety of permissible transactions. This reduced the transaction costs associated with multi CFC accounts and their restricted use.

South African importers and exporters of goods have been permitted to offset permissible costs over a CFC account. The requirement that companies must convert foreign exchange credited to a CFC account to Rand within 180 days was removed, however there is still a requirement to repatriate export proceeds to South Africa.

In addition, foreign currency purchased in the spot market for permissible transactions in respect of a firm and ascertainable underlying commitment, or the maturity proceeds of hedging contracts, may be credited to a CFC account, if the funds are transferred abroad within a period of 30 days.

Various measures aimed at easing certain of the country’s remaining exchange control regulations became effective in the late 1990s. The measures included: abolishing most of the remaining quantitative limits on current account transactions; permitting South African institutions to invest funds abroad; permitting trading of Rand‑dollar futures contracts on SAFEX, with participation initially restricted to individuals and institutional investors; and relaxing the application of local borrowings limits to foreign-controlled South African companies.

Retirement funds and underwritten policies of long-term insurers are permitted, without prior SARB approval, to invest up to 25.0% of their total retail assets under management in foreign assets and an additional 5.0% in Africa. Collective investment scheme management companies, investment managers registered as institutional investors for exchange control purposes and investment- linked businesses of long-term insurers are permitted to invest up to 35.0% of their total retail assets under management in foreign assets and an additional 5.0% in Africa.

The macro-prudential limit for Authorized Dealers was introduced in 2010 and enabled Authorized Dealers to acquire direct and indirect foreign exposure of up to a macro-prudential limit of 25.0% of their total liabilities excluding total shareholders’ equity.

In the 2013 Budget Speech, the Minister of Finance announced that Authorized Dealers may invest an additional 5.0% of their total liabilities, excluding total shareholders’ equity, for expansion into Africa, in addition to the current macro-prudential limit of 25.0%.

In the 2014 Budget Speech, the Minister of Finance announced that Authorized Dealers are allowed to participate in foreign syndicated loans, regardless of whether the borrower is resident or not, provided they are within their macro-prudential foreign exposure limit.

Foreign entities are permitted to list equity, debt and derivative instruments on the JSE Limited. Foreign entities, local Authorized Dealers and the JSE Limited are allowed to issue inward listed instruments referencing foreign assets on the JSE Limited, subject to prior approval. Furthermore, South African private individuals, corporates, trusts, partnerships and emigrants are permitted to invest without restrictions in approved inward-listed instruments on the JSE Limited. Foreign companies may be allowed to use their shares as acquisition currency, subject to prior approval from the SARB’s Financial Surveillance Department.

In the 2011 MTBPS, the Minister of Finance announced further significant reforms of inward listings in order to promote the development of the South African capital markets. The Minister announced that all listed shares on the JSE Limited, traded and settled in Rand, will be classified as domestic assets for the purpose of trading on the JSE Limited and inclusion in its indices. This new dispensation does not affect companies currently classified as domestic, which have a primary listing on a foreign exchange, which will continue to be included in the indices on the current basis. This initiative is meant to improve South Africa’s position as a financial gateway into Africa. However, in order to maintain a balance between capital market growth and development and the objective of managing exposure to foreign risk, prudential institutions would still be required to report their foreign exposure to regulatory authorities.

These changes also herald a shift in the regulatory regime from control measures to prudential regulation.

The restrictions on South African companies and other entities to participate in foreign inward-listed securities on the JSE Limited, including participation in the Rand futures, were removed. These changes enable South African companies, trusts, partnerships and banks to manage their foreign exposure. These changes also allow companies to diversify and hedge their currency exposure, which support macroeconomic stability, reduce exchange-rate volatility and deepen domestic financial markets. This dispensation was also extended to investment in inward-listed (foreign) instruments on the JSE Limited.

Furthermore, the Minister of Finance allowed the JSE Limited to offer to non-resident and qualifying South African and other CMA corporate entities directly and actively involved in the agricultural grain industry, Zambian referenced grain derivative contracts for trading and settlement in USD.

To assist South Africa’s technology, media and telecommunications companies to access capital for growth into Africa, the Minister of Finance announced in the 2014 Budget Speech that unlisted technology, media, telecommunications, exploration and other research and development companies, may apply to the SARB’s Financial Surveillance Department to primary list offshore or raise foreign loans and capital for their operations. In addition, such companies may now establish offshore companies without the requirement to primary list offshore.

Furthermore, companies listed on the JSE Limited may secondary list and/or list depository receipt programs on foreign exchanges to facilitate both local and offshore foreign direct investment expansions.

In the 2014 Budget Speech, the Minister of Finance announced that, in order to promote foreign diversification through domestic channels, foreign member funds have been introduced, which are collective investment schemes and alternative investment funds such as private equity funds, venture capital funds and hedge funds, who will be allowed to offer foreign exposure to their underlying investors.

From February 24, 2017, local collective investment scheme management companies registered with the Financial Services Board and regulated under the Collective Investment Scheme Control Act (2002) will be allowed to inward list exchange-traded funds referencing foreign assets on the JSE Limited. These funds will not be subject to macroprudential limits on amounts that may be invested offshore. South African institutional investors and Authorized Dealers will be allowed to invest in such funds, subject to their respective macroprudential limits. These funds will be classified as foreign assets for prudential purposes. Qualifying collective investment management companies wishing to inward list exchange traded funds referencing foreign assets on the JSE Limited, require prior written approval from the Financial Surveillance Department.

In an effort to promote competition and reduce the cost of remittances to neighboring and other countries, ownership restrictions on international participation in ADLAs (i.e., foreign exchange bureaus) were removed. In addition to this, the requirement for money remittance agencies to partner with existing Authorized Dealers in order to do remittance work will no longer be obligatory.

In 2015, in an effort to reduce costs in respect of low value cross-border transfers and entice a large portion of the community into the formal banking arena, the Financial Intelligence Centre (FIC), the Minister of Finance and the SARB’s National Payment System Department and Financial Surveillance Department, in collaboration with the Reporting Entities, agreed to remove certain requirements relative to residents and non-residents.

The Minister of Finance announced in the 2017 Budget speech that the National Treasury will undertake a review of its capital flows management framework, which will be reviewed against best practice of other developing economies. In addition, the National Treasury will begin consulting with interested parties on new inward listings. Consultation between the SARB and the National Treasury on these and other matters continues to be a priority, with a focus on a modernized policy framework and improving South Africa’s investment climate.

Gold and Foreign Exchange Contingency Reserve Account (GFECRA)

GFECRA in the books of the SARB reflects the Rand valuation profits and losses on all the gold, STRs and foreign exchange that form part of the official gross foreign exchange reserves of the country. It also includes the Rand value of the foreign exchange forward transactions conducted by the SARB as well as liabilities of the SARB denominated in foreign currencies.

The GFECRA comprises credit and debit balances on three different sub-accounts: a gold price adjustment account (GPAA); a foreign exchange adjustment account (FEAA); and a forward exchange contracts adjustment account (FECAA).

The GPAA reflects any valuation profit or loss on the gold held by the SARB. The volume of the gold holdings has been fairly static over the past decade at around four million fine ounces. The FEAA account reflects any profit or loss on the Rand valuation of the foreign currencies held due to the depreciation or appreciation of the Rand against these currencies. In terms of the SARB Act, the SARB can calculate an exchange commission on all foreign exchange transactions conducted on behalf of the National Treasury. This commission or exchange margin is also reflected in the FEAA and settled annually by the National Treasury.

The FECAA reflects profits or losses on any forward exchange contract entered into by the SARB, valuation profits and losses on foreign exchange liabilities of the SARB, and any profit or loss due to changes in the value of the Rand against the currency of the United States on certain agreements for the reinsurance of export contracts. Since early 1997, the SARB has terminated the extension of forward cover with respect to future external commitments. The SARB, however, conduct sizeable amounts of foreign exchange swaps for liquidity management in the money market.

As at March 31, 2016, the GFECRA showed a positive balance of R304.7 billion, which represents net valuation gains of approximately the same amount and cash flow losses of R186 million. These cash flow losses were settled on May 6, 2016. As at March 31, 2017, the GFECRA balance had decreased to R236.8 billion, mainly due to the appreciation of the exchange rate of the Rand over the period. Cash flow losses to be settled by the NT amounted to R224.6 million for the year to March 31, 2017. This balance was settled on April 25, 2017.

The SARB does not intervene in the foreign exchange market with a view to influence the value of the Rand exchange rate. However, the SARB purchases foreign exchange from the Authorized Dealers to accumulate reserves when market conditions allow.

The gross gold and foreign exchange reserves increased to US$49.4 billion at the end of September 2017, up from US$47.2 billion in 2016. This increase reflects receipt of the proceeds from the foreign debt issuance by the National Treasury and the depreciation of the U.S. dollar against certain currencies, which was offset by foreign payments on behalf of Government, and an increase in foreign exchange swaps conducted for liquidity purposes.

The International Liquidity Position, reflected a positive balance of US$42.0 billion at the end of September 2016, increasing to US$42.7 billion on September 30, 2017.

THE EXTERNAL SECTOR OF THE ECONOMY

Foreign Trade

The following table sets forth South Africa’s balance of trade for the periods indicated.

Balance of Trade

Year	Balance of Trade Rand (billion)

2013	-72.7
2014	-64.2
2015	-38.0
2016	14.5
2017	28.9

_________________
Note:
(1)          To June 30, 2017.

The following table presents a breakdown of South Africa’s balance of trade by sector for the periods indicated.
	Year ended December 31,
	Rand (billion)
Sector	2013	2014	2015	2016	2017(1)
Exports
Total merchandise exports	900,4	969,9	1 004,5	1 080,8	546,3
Agriculture, forestry & fishing	54,1	62,7	67,5	78,7	40,0
Total: Mining	275,5	274,7	253,1	275,0	156,5
Coal mining	56,4	55,2	51,7	61,3	35,3
Gold & uranium ore mining*	65,8	64,2	69,4	69,8	34,3
Other mining*	153,3	155,4	131,9	143,9	86,9
Total: Manufacturing*	570,8	632,4	683,8	727,2	349,8
Food	21,3	24,9	24,8	27,9	12,1
Beverages	13,9	15,2	16,3	17,6	8,0
Tobacco	2,7	2,7	3,1	3,0	1,4
Textiles	8,0	8,6	9,3	10,5	5,4
Wearing apparel	4,1	4,6	5,1	5,2	2,5
Leather & leather products	4,6	4,7	4,9	4,9	2,2
Footwear	2,3	2,6	2,7	2,7	1,2
Wood & wood products	4,4	5,6	6,4	7,0	3,4
Paper & paper products	13,8	16,5	18,6	21,1	10,3
Printing, publishing & recorded media	1,1	1,2	1,3	1,3	0,5
Coke & refined petroleum products*	34,2	38,0	37,5	34,5	21,4
Basic chemicals	45,9	50,7	53,0	54,1	27,7
Other chemicals	8,6	11,1	12,6	11,7	6,5
Rubber products	5,6	5,8	5,8	5,8	2,7
Plastic products	14,0	16,9	15,2	17,2	7,8
Glass & glass products	4,5	5,1	5,7	6,0	2,5
Non-metallic minerals	11,8	13,6	13,4	16,9	7,5
Basic iron & steel	76,3	92,6	84,1	91,0	48,3
Basic non-ferrous metals	31,8	32,7	35,0	36,4	18,2
Metal products excluding machinery	3,3	3,6	3,4	3,3	1,8
Machinery & equipment	59,7	64,6	65,9	67,5	30,2
Electrical machinery	19,6	23,4	24,2	23,9	9,9
Television, radio & communication equipment*	0,6	0,7	0,7	0,6	0,2
Professional & scientific equipment*	5,1	6,7	7,0	7,3	3,2
Motor vehicles, parts & accessories	78,3	93,9	115,7	133,1	59,0
Other transport equipment	6,6	7,5	8,6	9,3	4,6
Furniture	5,4	5,6	5,7	5,5	2,3
Other industries	2,4	2,7	3,3	3,9	2,0
Electricity, gas & steam
Undefined	1,2	2,2	3,6	4,5	1,3

Imports
Total merchandise imports	997,6	1 083,0	1 088,0	1 099,3	536,6
Agriculture, forestry & fishing	37,8	40,5	46,5	59,1	26,1
Total: Mining	15,6	14,7	13,7	17,4	9,0
Coal mining	2,8	2,9	2,6	3,0	3,2
Gold & uranium ore mining*	0,0	0,0	0,0	0,0	0,0
Other mining*	12,8	11,8	11,0	14,4	5,8
Total: Manufacturing	944,2	1 027,8	1 027,8	1 022,9	501,4
Food	21,5	21,4	23,3	25,4	13,1
Beverages	6,3	5,9	6,2	6,5	2,6
Tobacco	1,5	2,1	2,4	3,3	1,1
Textiles	14,7	16,2	18,3	19,2	9,2
Wearing apparel	17,0	18,7	22,0	23,7	10,7
Leather & leather products	3,7	4,2	4,6	4,3	1,8
Footwear	10,9	11,7	13,4	14,4	6,2
Wood & wood products	4,0	4,5	5,0	5,3	2,6
Paper & paper products	11,1	12,6	13,7	14,7	6,2
Printing, publishing & recorded media	3,1	2,9	2,8	2,8	1,0
Coke & refined petroleum products	210,3	246,9	165,0	142,0	79,4
Basic chemicals	77,4	83,9	93,0	94,0	46,5
Other chemicals	16,1	18,6	19,9	20,3	9,2
Rubber products	14,0	14,4	14,5	15,2	7,9
Plastic products	24,3	27,8	30,5	33,1	15,2
Glass & glass products	10,1	11,4	12,7	13,6	6,1
Non-metallic minerals	4,2	5,5	5,6	5,5	2,7
Basic iron & steel	30,0	27,3	30,5	29,0	14,8
Basic non-ferrous metals	12,2	14,4	20,4	20,9	10,5
Metal products excluding machinery	7,6	8,2	9,2	9,3	4,8
Machinery & equipment	202,9	214,5	230,1	238,8	113,3
Electrical machinery	101,5	104,9	121,6	118,8	54,1
Television, radio & communication equipment*	2,4	2,5	2,4	2,4	0,9
Professional & scientific equipment*	23,5	24,8	27,6	29,7	13,8
Motor vehicles, parts & accessories	88,5	88,9	91,4	84,9	46,2
Other transport equipment	9,3	14,0	21,9	23,5	10,2
Furniture	7,8	8,3	9,9	10,1	4,4
Other industries	8,3	9,8	10,1	10,8	4,8
Undefined	0,7	1,1	1,4	1,5	1,1

_________________
Note:
(1)          To June 30, 2017.
* Figures for historical periods have been restated on a basis consistent with figures presented for the most recent period ended December 31, 2017.
Source: Quantec.

Exports

South Africa’s exports to developed economies still consists mainly of mineral products, chemical products and base metals while the composition of exports to Africa consists mainly machinery and appliances, vehicles and parts and other manufactured goods. Since 2012, the fastest growing markets for South African exports have been Africa and Asia, with exports to these two continents accounting for almost 60% of total exports.

In the first three quarters of 2017, the value of exports improved by 3.6% compared with the same period in 2016, driven primarily by mineral products (34%), and cereals (42%). These were, however, off-set to some extent by significant declines in machinery (-11%), and vehicles, aircraft and vessels (-7%)

Improving economic prospects in advanced economies combined with sustained weakness in the Rand underpinned domestic exports, despite declining commodity prices and a slowdown in emerging market economies. Furthermore, trade and financial links with sub-Saharan Africa continue to grow, providing opportunities for South African firms to expand into the continent. The uneven global recovery as well as structural changes across economies meant that South Africa has had to diversify its export basket over time in order to help reduce its external vulnerabilities while at the same time taking advantages of the opportunities presented by economies growing at a faster pace.

Export performance in the first half of 2016 largely reflected global economic trends. The first six months of 2017 saw a 1.6 percentage point decline in exports to Africa compared to the same period in 2016, reflecting the deteriorating economic conditions in the region. Exports to Asia grew by 12.5% and exports to Europe by 3.8%, however exports to the Americas fell by 0.3 percent.

Almost 50% of overall exported vehicle products were destined for Europe, while Asia was the recipient of over 26% of precious metal exports. The volume of new vehicle exports is expected to continue to improve further in 2017 and 2018, which will positively reinforce the current account balance. Exports to China were weighed down by decreased demand for minerals and metal products.

Asia remains the largest recipient of South Africa’s goods, accounting for 32% of total exports in the nine months to September 2017, followed by Africaat 26%, and Europe at 25%. Exports to Asia totaled R266.8 billion while those to Africa totaled R216.7 billion in the year to September. Exports to these two regions have over time outpaced exports to the EU, which now account for only 25% of South Africa’s total exports from 43% in the mid-1990s. The US accounted for 9% of total domestic exports in the first three quarters of 2017, also depicting a declining trend.

Imports

Imports dropped by 1.2% in the first nine months of 2017 compared to the same period in 2015 reflecting weaker domestic demand. Imports for all categories, except for vehicles and mineral products increased. The effects of the drought were seen in the 40% increase in agricultural product, particularly vegetables which increased by 60%.

Approximately 44% of South African imports are from Asia, principally reflecting mineral imports. From Europe and America, South Africa mainly imports capital goods and the share of imports are 33% and 11%, respectively.

Current Account Deficit

South Africa’s current account deficit improved from 4.4% of GDP in 2015 to 3.3% in 2016. The improvement reflects the switching of the trade balance from a deficit into a surplus as a result of a rise in the value of exported goods which rose at a much faster pace than merchandise imports. Over the same period, the shortfall on the services, income and current transfer account widened slightly. The current account improved further in the first half of 2017 to 2.2% of GDP as a result of a further widening in the trade surplus.

South Africa’s Commitment to the WTO

South Africa is a founding member of the General Agreement of Trade and Tariffs (GATT) and has been an active participant for decades in the various GATT rounds of multilateral trade negotiations. In line with the need to open up the economy and increase competition in the economy, South Africa has liberalized most sectors of the economy since the 1990s.

South Africa has phased out support measures and subsidies inconsistent with the principles expressed in the GATT. This encourages South African industries to improve their competitiveness in domestic and foreign markets, while at the same time benefiting from cost reductions, supply side support measures and reduced import duties of trading partner countries that were negotiated in the Uruguay Round, as well as from certain market access preferences that have been granted to South Africa by Canada, the EU, Japan, Norway, Russia, Switzerland and the US.

South Africa enjoys beneficial trade agreements with a number of countries, both multilateral and bilateral. It enjoys preferential treatment under the African Growth and Opportunity Act when trading with the United States.

In Africa, South Africa has a number of free trade agreements with African countries. These include Botswana, Lesotho and Namibia, under the auspices of the Southern African Customs Union. South Africa is also an important member of the SADC, which, among other things, allows for preferential trading access to Zimbabwe. It is anticipated that the Tripartite Free Trade Agreement between the SADC, COMESA and EAC will help to facilitate market access and increased trade within the continent.

South Africa also has an agreement with the EU to export most of its goods duty free under the Trade Development and Cooperation Agreement and is in the process of negotiating a new trade agreement and a new economic partnership agreement. China, India and Brazil are also important markets for South Africa. Thus South Africa has strengthened diplomatic ties and trade cooperation with these countries.

Geographic Distribution of Trade

The following table sets forth the distribution of South Africa’s exports and imports of merchandise for the periods indicated.

Distribution of Merchandise Trade

	2011	2012	2013	2014	2015	2016	2017
	(Rand billions)
Exports
China	90,5	84,4	115,7	94,9	92,6	100,1	78,0
Germany	41,4	36,0	38,9	47,3	66,7	80,8	63,5
United States	57,9	63,0	64,8	68,1	76,6	78,6	62,1
Not allocated	88,0	86,5	81,9	76,2	88,4	80,7	58,4
Japan	52,7	45,3	51,8	52,1	50,1	49,3	39,8
India	24,4	30,6	28,9	40,7	40,4	47,7	37,8
United Kingdom	27,6	26,3	30,7	35,9	41,2	45,8	32,3
Mozambique	16,9	18,5	26,1	31,0	27,8	31,8	27,5
Netherlands	21,0	22,7	29,0	32,5	24,4	28,0	27,0
Zambia	16,0	19,6	24,1	26,9	26,9	27,8	19,7
Zimbabwe	16,8	18,7	22,0	23,6	23,9	27,3	18,7
Imports
China	103,1	119,9	154,4	167,6	199,4	199,0	146,7
Germany	77,5	83,9	103,2	108,5	122,3	129,7	97,5
United States	57,4	61,0	63,0	71,3	76,3	72,9	55,7
Saudi Arabia	32,3	65,1	77,4	77,3	33,6	41,7	38,6
India	29,2	37,7	51,9	49,4	53,7	45,6	38,4
Japan	34,4	37,8	39,4	41,0	39,9	37,5	27,8
Thailand	16,5	22,1	26,5	25,8	26,3	31,8	24,6
United Kingdom	29,7	28,7	32,1	35,4	35,0	31,8	22,8
Italy	19,6	21,1	26,0	28,6	28,3	27,1	21,7
Nigeria	22,7	30,5	34,9	55,7	38,6	30,5	19,7
Angola	11,5	23,0	18,9	21,8	17,1	18,7	12,4

_________________
Note:
(1)          Through September 30, 2017.
Source: Quantec.

Balance of Payments (1)

The following table sets forth the balance of payments for South Africa for the periods indicated.

	For the year ended December 31					For the six months ended June 30
	2012	2013	2014	2015	2016	2017
	(Rand millions)
Current account
Merchandise exports (f.o.b.)(2)	751,332	867,021	942,826	970,667	1,053,628	530,846
Net gold exports(3)	71,050	63,887	62,654	67,663	50,585	32,385
Service receipts	144,789	162,183	182,725	191,605	210,852	102,911
Income receipts	48,501	64,441	82,235	98,016	87,773	37,873
Less: Merchandise imports (f.o.b)(2)	859,172	1,003,604	1,069,638	1,076,290	1,089,677	534,331
Less: Payments for services	155,243	174,162	184,828	197,643	219,056	105,833
Less: Income payments	136,837	157,229	183,779	198,382	208,243	95,174
Current transfers (net receipts (+))(4)	-31,369	-30,666	-34,448	-33,533	-27,458	-18,104
Balance on current account	-166,949	-208,129	-202,253	-177,897	-141,596	-49,427
Capital transfer account (net receipts (+))	239	243	236	243	241	123

						For the six months ended June 30
	2012	2013	2014	2015	2016	2017
Financial account
Net direct investment (Inflow (+)/outflow (-))(4)	12,900	15,942	-20,607	-51217	-16352	-26545
Net incurrence of liabilities(5)	37,428	80,138	62,627	22065	33397	3879
Net acquisition of financial assets(6)	-24,528	-64,196	-83,234	-73282	-49749	-30424
Net portfolio investment (Inflow (+)/outflow (-))	112355	107191	145774	122622	240604	65318
Net incurrence of liabilities	37428	80138	62627	22065	33397	74730
Equity and investment fund shares	59141	69086	100384	105101	25399	25508
Debt securities	122,945	61,113	46,560	16189	114467	49222
Net acquisition of financial assets	-69731	-23008	-1170	1332	100738	-9412
Equity and investment fund shares	-57138	-22074	8363	20009	108779	-3442
Debt securities	-12,593	-934	-9,533	-18677	-8041	-5970
Net financial derivatives (Inflow (+)/outflow (-))	14,378	7,478	16,409	4,882	-13757	-1209
Net incurrence of liabilities	-213,869	-188,354	-194,842	-320,856	-499330	-59627
Net acquisition of financial assets	228,247	195,832	211,251	325,738	485573	58418
Net other investment (Inflow (+)/outflow (-))	70,824	53,663	121,821	119042	-21144	-32492
Liabilities	69,735	50,412	148,133	72273	1031	-29388
Assets	1,089	3,251	-26,312	46769	-22175	-3104
Reserve assets (Increase (-)/decrease (+))(7)	-8,955	-4,658	-16,602	9,071	-40581	-1896
Balance on financial account	201502	179616	246795	204400	148770	3176
Memo item: Balance on financial account excluding reserve assets	210457	184274	263397	195329	189351	5072
Unrecorded transactions(8)	-34792	28270	-44778	-26746	-7415	14863
Memo item: Balance on financial account excluding reserve assets including unrecorded transactions	175,665	212,544	218619	168583	181936	19935

_________________
Notes:
1.	Data for the previous four years are preliminary and subject to revision.
2.	Published customs figures adjusted for balance-of-payments purposes.
3.	Commodity gold. Before 1981 net gold exports comprised net foreign sales of gold plus changes in gold holdings of the South African Reserve Bank and other banking institutions.
4.
A net incurrence of liabilities (inflow of capital) is indicated by a positive (+) sign. A net disposal of liabilities (outflow of capital) is indicated by a negative (-) sign. A net acquisition of assets (outflow of capital) is indicated by a negative (-) sign. A net disposal of assets (inflow of capital) is indicated by a positive (+) sign.

5.	Investment by foreigners in undertakings in South Africa in which they have individually or collectively in the case of affiliated organizations or persons at least 10.0% of the voting rights.
6.	Investment by South African residents in undertakings abroad in which they have at least 10.0% of the voting rights.
7.
Foreign-currency liabilities of the Reserve Bank with non-resident institutions and loans from the IMF are included in the calculation of reserve assets. An increase in reserve assets is indicated by a negative (-) sign and a decrease is indicated by a positive (+) sign.

8.	Transactions on the current, capital transfer and financial accounts.
Source: SARB.

Current Account

South Africa’s trade patterns and volumes changed notably during the past decade. These changes were brought about by, among other factors, uneven growth performance of the country’s most important trading‑partner countries in the aftermath of the most recent recession, substantial infrastructure development projects and a number of trade agreements concluded to promote international trade.

Notwithstanding various policy measures to enhance external competitiveness, to promote trade, and to raise the country’s growth performance, the South African economy has become more dependent on surplus saving from the rest of the world to finance the much-needed increase in gross fixed capital formation. The country’s import penetration ratio (i.e., the extent to which the country relies on merchandise imports to satisfy domestic expenditure) reached a peak in 2015. After declining in 2016, the import penetration ratio once again increased in the first half of 2017.

Owing to stronger growth in import volumes surpassing that of merchandise exports, the trade balance has been at a deficit since 2012. This deficit narrowed from 2013 to 2015 at which time weak terms of trade began to improve. In 2016, the deficit switched into a surplus and widened further in the first half of 2017.

The value of merchandise exports advanced steadily from 2003 up to the first half of 2017 with a brief interruption in 2009. The increase in export proceeds could largely be attributed to higher Rand prices of merchandise exports along with a slower increase in export volumes over the period. Notwithstanding the dwindling volume of net gold exports, domestic gold producers benefited from a surge in the international price of gold since 2006. Further to demand and supply conditions, the price of gold benefited during the past few years from the on-going uncertainty in global financial markets, as well as geopolitical tensions. The US dollar price of gold has however been declining since then and has recorded an average US$1,160 per fine ounce in 2015 before rebounding in 2016 to US$1,248. In the first half of 2017 the price receded somewhat to US$1,239. In Rand terms, the price of gold advanced for the most part at an even faster pace due to the depreciation in the exchange value of the Rand over the period, declining marginally in 2013 before increasing again from 2014 to 2016. The Rand price of gold decreased noticeably in the first half of 2017 to R16,374 as a slightly lower US dollar price of the metal was depressed further by the higher external value of the Rand.

The value of merchandise imports increased during the period of 2010 to 2016 owing mainly to strong domestic demand. In the first half of 2017, the value did not change materially. Although manufactured goods remained the largest component of merchandise imports in value terms, it declined as a ratio of total merchandise imports, from 73.9% in 2003 to roughly 67.0% in 2012 and the subsequent two years. Manufactured goods as a percentage of total merchandise imports was 73.8% in 2016. The three main subcategories of manufactured imports, which together account for approximately 73.0% of the total import value of manufactured goods, are machinery and electrical equipment, vehicles and transport equipment, and chemical products.

After displaying almost no change in 2015, the deficit of the services, income and current transfer account of the balance of payments increased by almost 12.0% in 2016. The increased deficit can be attributed mainly to lower gross dividend receipts which declined by almost 20.0% since 2015. The lower gross dividend receipts originated from companies with a direct investment relationship. Therefore, higher net income payments and to a lesser extent net service payments contributed to the increase of the overall services, income and current transfer account in 2016. However, expressed as percentage of GDP, the deficit increased marginally from 3.5% in 2015 to 3.6% in 2016.

In the first half of 2017, both net service payments and net current transfer payments increased when compared to the first half of 2016. The increase in current transfer payments was mainly as a result of higher current transfer payments to the Southern African Customs Union (SACU) member states.

Conversely, the deficit on the income account improved somewhat as both gross dividend receipts and gross dividend payments declined, however, the decrease in dividend payments outpaced that of dividend receipts. These developments contributed to the overall services, income and current transfer account improving by 2.8% in the first half of 2017.

Financial Account

Following a period of uncertainty regarding the outcome of the Sovereign debt crisis in the Eurozone which began in 2011, Global financial markets continued to be volatile in the second quarter of 2015, affected by various factors and characterized by phases of alternating ‘risk-off’ and ‘risk-on’ trading sprees. Among the factors influencing sentiment were the continued strengthening of the US economy along with expectations of an imminent interest rate increase in the second half of 2015, the intensifying Greek debt crisis, the slump in the Chinese stock market as well as the further weakening of commodity prices. Domestically, relatively sluggish economic growth in the first half of 2015 amid on-going electricity-supply disruptions and other structural impediments dampened international investors’ sentiment towards acquiring domestic financial assets. After having registered a capital inflow of R33.1 billion in the first quarter of 2015, the financial account of the balance of payments (including reserve assets but excluding unrecorded transactions) recorded a much smaller inflow of R3.6 billion in the second quarter. A significant outflow of capital was evident in the other investment category, despite the continuing injection of liquidity in Europe and Japan. However, on a net basis, direct and especially portfolio investment registered capital inflows in the second quarter of 2015.

On an annual basis, overall capital inflow amounted to R142.3 billion (or 3.6% of GDP) in 2015, somewhat less than the R150.1 billion (or 4.0% of GDP) recorded in 2014. Inward foreign direct investment decreased from R62.6 billion in 2014 to R22.6 billion in 2015. Cumulatively, inward foreign portfolio investment increased from R73.3 billion in 2014 to R105.6 billion in 2015. Other inward foreign investment decreased from R148.1 billion in 2014 to R69.8 billion in 2015.

During the same period, outward foreign direct investment flows decreased from R83.2 billion in 2014 to R68.3 billion in 2015. Outward foreign portfolio investment increased from R24.2 billion in 2014 to R50.1 billion in 2015. Outward foreign portfolio investment changed from an outflow of R26.3 billion in 2014 to an inflow of R48.8 billion in 2015.

The net inflow of capital on South Africa’s financial account of the balance of payments (including reserve assets but excluding unrecorded transactions) decreased from R52.3 billion in the third quarter of 2016 to R5.6 billion in the fourth quarter of 2016. On a net basis, only portfolio investment recorded an inflow, while the other functional categories recorded outflows in the fourth quarter of 2016. Nevertheless, the cumulative inflows on the financial account amounted to R163.2 billion in 2016 compared to R204.4 billion in 2015. For 2016 as a whole, financial account inflows represented 3.8% of GDP compared to 5.0% in 2015.

South Africa’s direct investment liabilities recorded inflows of R6.5 billion in the fourth quarter of 2016 following an inflow of R7.0 billion in the third quarter. The inflow during the fourth quarter was due primarily to an increase in the share of non-resident equity investment in domestic companies, which was partly offset by the repayment of short-term loans by domestic subsidiaries to foreign parent companies.

Inward portfolio investment flows into South Africa amounted to only R16.3 billion in the fourth quarter of 2016, following inflows of R51.0 billion and R55.5 billion in the second and third quarter respectively. Non-resident investors accumulated debt securities to the value of R28.3 billion in the fourth quarter of 2016 compared to an inflow of R44.7 billion in the third quarter. The acquisition of debt securities in the fourth quarter of 2016 largely reflected the issuance of two international bonds of a combined value of US$3 billion by the national government, of which approximately US$0.7 billion was offset in a switch and tender offer. In addition, US$1 billion worth of international bonds were issued by a private sector company. These inflows were partly offset by the disposal of domestic Rand-denominated debt securities by foreign investors in anticipation of a further rise in US bond yields following expectations of more increases in the federal funds rate. On an annual basis, inward investment into South African debt securities amounted to R128.8 billion in 2016, significantly more than the R16.2 billion in 2015.

South Africa experienced other investment outflows of R4.8 billion in the fourth quarter of 2016 following an inflow of R26.3 billion in the third quarter. Other investment liabilities decreased as the repayment of short-term foreign loans by the domestic banking sector and the private nonbanking sector more than offset an increase in deposits of non-residents with domestic banks. Inflows related to other investment liabilities were fairly low in 2016, amounting to a meagre R1.0 billion compared to inflows of R72.3 billion in 2015. In 2016, other investment inflows were weighed down by the repayment of long-term foreign loans by the domestic banking sector and the repayment of short-term foreign loans by the domestic private non-banking sector.

South African entities’ direct investment abroad increased by R19.5 billion in the fourth quarter of 2016, from R1.4 billion in the third quarter, as domestic private sector companies further increased their equity holdings in foreign subsidiaries and associates. The increase in equity investment resulted largely from the acquisition of a foreign company by a domestic health care group. Notwithstanding the firm increase in outward foreign direct investment flows in the final quarter of 2016, this category recorded outflows of R49.7 billion in 2016 following outflows of R73.2 billion in 2015.

South African residents disposed of foreign portfolio assets to the value of R80.5 billion in the fourth quarter of 2016 following the acquisition of such assets to the value of R19.2 billion in the third quarter. The decline in foreign portfolio assets arose from the payment to domestic shareholders for their share in a company in the alcoholic beverages sector, as the company was acquired by a foreign entity. South African investors sold foreign portfolio assets amounting to R100.7 billion in 2016 compared to a marginal disposal of portfolio assets to the value of R1.3 billion in 2015.

Outflows related to other investment assets amounted to R17.5 billion in the fourth quarter of 2016 following an outflow of R22.5 billion in the third quarter, as the domestic banking sector increased its deposits with banks abroad and the domestic private sector extended loans to non-residents. For 2016 as a whole, other investment outflows amounted to R22.2 billion compared to inflows of R46.8 billion in 2015.

In 2017, the net inflow of capital on South Africa’s financial account of the balance of payments (including reserve assets but excluding unrecorded transactions) declined from R37.6 billion in the first quarter of 2017 to R3.2 billion in the second quarter. On a net basis, direct investment, other investment and financial derivatives recorded outflows while portfolio investment recorded inflows during the second quarter of 2017.

South Africa’s direct investment liabilities recorded an inflow in the second quarter of 2017, which could be attributed to loan funding to domestic enterprises from their parent companies. However, the sale of a significant stake in a company in the banking sector by a foreign direct investor partly countered the inflow. South African entities’ direct investment abroad advanced during the second quarter of 2017 as a domestic resources company acquired a large platinum-mining company abroad.

Portfolio investment liabilities recorded inflows of R74.7 billion in the second quarter of 2017 driven by a search for yield in emerging markets, including South Africa. Capital inflows in the second quarter reflected the acquisition of domestic debt securities and, to a lesser extent, equity securities by foreign investors. South African residents acquired foreign portfolio assets to the value of R9.4 billion in the second quarter of 2017. The acquisition of foreign portfolio assets mainly took the form of an increase in debt securities acquired by the domestic private sector, which was partly offset by a decrease in the acquisition of foreign equity securities.

Other investment liability outflows resulted from large repayments on short-term foreign currency-denominated loans by the domestic banking sector while outflows related to other investment assets were a result of a slower pace of increase in foreign deposits of the domestic banking and non-banking private sectors.

The following table sets forth capital movements into and out of South Africa for the periods indicated.

Financial account(1)

						For the six months ended June
Rand (million)	2012	2013	2014	2015	2016	2017
Net incurrence of liabilities[2]
Direct investment[3]	37,428	80,138	62,627	22065	33397	3879
Public corporations	0	0	0	0	0	0
Banking sector	1,970	20,160	1,121	3257	-9844	-14739
Private sector	35,458	59,978	61,506	18808	43241	18618
Portfolio investment	182086	130199	146944	121290	139866	74730
Monetary authorities	0	0	0	0	0	0
Public authorities	118,611	61,489	51,563	3,287	141112	48182
Public corporations	8,906	8,320	2,613	16262	-11316	-163
Banking sector	4829	11700	16545	3169	11239	23114
Private sector	49740	48690	76223	98572	-1169	3597
Financial derivatives	-213,869	-188,354	-194,842	-320,856	-499330	59627
Banking sector	-213,869	-188,354	-194,842	-320,856	-499330	59627
Other investment	69,735	50,412	148,133	72273	1031	-29388
Monetary authorities[4]	1,646	953	4,483	-1,606	286	5034
Public authorities	-3,646	-1,763	-4,210	-3,925	-3350	-1014
Public corporations	20,004	12,765	17,836	18960	25544	1866
Banking sector	45,060	16,964	123,106	33443	3362	-38349

						For the six months ended June
Rand (million)	2012	2013	2014	2015	2016	2017
Private sector	6,671	21,493	6,918	25401	-24811	3075
Special Drawing Rights	0	0	0	0	0	0
Net acquisition of financial assets[5]
Direct investment[6]	-24,528	-64,196	-83,234	-73282	-49749	-30424
Public corporations	0	-110	0	0	0	0
Banking sector	-117	28	11	18	20	36
Private sector	-24,411	-64,114	-83,245	-73300	-49769	-30460
Portfolio investment	-69731	-23008	-1170	1332	100738	-9412
Public corporations	0	0	0	0	0	0
Banking sector	-739	12620	3491	-3069	21048	274
Private sector	-68992	-35628	-4661	4401	79690	-9686
Financial derivatives	228,247	195,832	211,251	325,738	485573	58418
Banking sector	228,247	195,832	211,251	325,738	485573	58418
Other investment	1,089	3,251	-26,312	46769	-22175	-3104
Monetary authorities[7]	0	0	0	0	0	0
Public authorities	1,659	0	0	0	0	0
Public corporations	-187	-3,895	1,802	-3199	-1228	851
Banking sector	9,832	14,216	-15,850	69078	-10337	1450
Private sector	-10,215	-7,070	-12,264	-19110	-10610	-5405
Reserve assets[8]	-8,955	-4,658	-16,602	9,071	-40581	-1896

_________________
Notes:
1.	Identified capital movements.
2.	A net incurrence of liabilities (inflow of capital) is indicated by a positive (+) sign. A net disposal of liabilities (outflow of capital) is indicated by a negative (-) sign.
3.	Investment by foreigners in undertakings in South Africa in which they have individually or collectively in the case of affiliated organizations or persons at least 10.0% of the voting rights.
4.	These transactions comprise the liabilities of the South African Reserve Bank and the Corporation for Public Deposits.
5.	A net acquisition of financial assets (outflow of capital) is indicated by a negative (-) sign. A net disposal of financial assets (inflow of capital) is indicated by a positive (+) sign.
6.	Investment by South African residents in undertakings abroad in which they individually or collectively in the case of affiliated organizations or persons have at least 10.0% of the voting rights.
7.	Including the long-term assets of the South African Reserve Bank and the Corporation for Public Deposits.
8.
Foreign-currency liabilities of the Reserve Bank with non-resident institutions and loans from the IMF are included in the calculation of reserve assets. An increase in reserve assets is indicated by a negative (-) sign and a decrease is indicated by a positive (+) sign.

Source: SARB.

The following table sets forth total foreign direct investment by South African entities and total foreign direct investment in South Africa by foreign entities for the periods indicated. Data beyond 2014 is not yet available.

Foreign Direct Investment
	2011	2012	2013	2014	2015
	Rand (millions)
South African foreign direct investment
Europe	368,858	429,366	495,681	602,615	806,494
Africa	185,518	200,407	232,292	298,255	347,669
Americas	72,082	84,249	103,572	128,716	111,326
Asia	127,313	200,619	478,849	590,681	1,050,253
Oceania	36,475	35,586	39,359	70,804	88,807
Other	27	27	102	18	5
Total	790,273	950,254	1,349,855	1,691,089	2,404,554
Foreign direct investment in South Africa
Europe	1015,325	1,085,479	1,252,027	1,246,913	1,542,225
Americas	129,522	132,882	135,534	150,947	160,468
Asia	1,015,324	115,923	143,558	137,954	162,986
Africa	43,688	42,668	45,575	53,370	63,692
Oceania	10,780	12,603	18,371	18,835	40,438
Other	469	469	695	633	423
Total	1,297,898	1,390,024	1,595,760	1,608,652	1,970,412

Source: SARB.

South Africa’s total outstanding external debt increased from US$142.8 billion at the end of December 2016 to US$152.1 billion at the end of March 2017, mainly due to substantial purchases of Rand-denominated government bonds by non-residents as well as an increase in short-term foreign-currency debt of the non-monetary private sector. Foreign currency denominated external debt increased from US$70.7 billion at the end of December 2016 to US$74.3 billion at the end of March 2017, while Rand-denominated external debt, expressed in US dollars, increased from US$72.1 billion to US$77.8 billion over the same period. South Africa’s gross external debt, expressed in Rand terms, increased notably from R1 947 billion to R2 048 billion over this period. The ratio of Rand-denominated external debt to total external debt increased from 50.5% at the end of December 2016 to 51.2% at the end of March 2017.

Total foreign currency-denominated external debt increased in the first quarter of 2017, largely as a result of increases in drawings of loans by public corporations and the non-monetary private sector. The foreign currency-denominated debt balances of the government and the monetary sector remained broadly unchanged over the period.

Rand-denominated external debt, expressed in US dollars, increased substantially in the first quarter of 2017 as a result of net purchases of domestic government bonds by non-residents and, to a lesser extent, drawings of short-term loans by the non-monetary private sector.

South Africa’s total external debt as a ratio of annual GDP increased slightly from 48.3% at the end of December 2016 to 48.5% at the end of March 2017. Likewise, the ratio of external debt to export earnings increased marginally from 149.8% to 150.3% over the same period.

Foreign Currency-Denominated Debt of South Africa(1)

	As of December 31,					As of June 30,
	2012	2013	2014	2015	2016	2017
	Rand (million)(2)
Foreign-currency-denominated debt
Public sector	76,482	94,584	95,040	119,470	110,539	121,071
Monetary sector(3)	117,323	126,772	212,425	310,550	261,621	217,274
Non-monetary private sector	134,045	191,513	210,377	286,784	263,338	299,256
Bearer bonds and notes	185,330	227,710	262,833	362,771	328,059	317,479
Long-term loans	—	—	—	—	—	—
Total foreign-currency-denominated debt	513,180	640,579	780,675	1,079,575	963,557	955,080

_________________
Notes:
(1)	Excluding blocked Rand accounts, ordinary and non-redeemable preference shares, quoted domestic debentures and quoted domestic loan stock.
(2)	Valued at middle-market exchange rates as of the end of period.
(3)	Including lending to other sectors.
Source: SARB.

Reserves and Exchange Rates

Since the abolition of the Financial Rand System and the dual exchange rate in 1995, South Africa has had a unitary market-determined exchange rate that applies to both current and capital transactions between residents and non-residents.

In 2012 and 2013, the currencies of most emerging-market economies were adversely affected by the uncertainty that arose from unresolved economic issues in the Eurozone countries, and the unsatisfactory and partial solution to the reduction of the fiscal deficit in the US. Over and above these factors, lower international prices of some key export commodities, concerns about the sustainability of the financing of South Africa’s current-account deficit and on-going tension in the domestic labor market put further pressure on the domestic currency.

Investor sentiment towards emerging-market economies and in particular South Africa improved somewhat towards the end of the first quarter of 2014. Indications that the Chinese authorities are committed to boosting economic activity in China and on-going efforts to boost the economic recovery in the euro area in the second quarter of 2014 furthermore buoyed the currencies of many emerging-market economies over the period.

The nominal effective exchange rate of the Rand increased, on balance, by 2.5% in the first quarter of 2016 compared with a decline of more than 10.0% in the fourth quarter of 2015. While the trade-weighted value of the Rand declined somewhat in early January 2016, it subsequently strengthened more forcefully to the end of March 2016. Although the South African Rand appreciated against most major currencies over the period, it appreciated notably against the British pound due to concerns about Britain’s possible exit from the European Union. Supporting the Rand during the first quarter of 2016 were expectations of a more moderate tightening of US interest rates in the medium-term as well as a slight recovery in the prices of gold and platinum. The external value of the Rand on balance strengthened slightly further in the second quarter of 2016, appreciating by 0.8% against the US dollar and by 2.1% on a trade-weighted basis. In April 2016, the trade-weighted exchange rate of the Rand increased, on balance, by 4.0% supported by a weaker US dollar. It depreciated markedly by 8.3% in May 2016 as hawkish comments made by some US Federal Reserve officials revived expectations of an early US interest rate increase. On a trade-weighted basis the exchange value of the Rand increased by 7.7% from the end of May to June 23, 2016, buoyed by the confirmation of South Africa’s investment grade credit rating by credit rating agencies. However, in the three days following the surprise outcome of the British vote to leave the European Union, the exchange rate of the Rand depreciated by 2.8% on renewed risk aversion amid heightened uncertainty in the global financial markets. Overall, the domestic currency appreciated, on balance, by 7.1% from the end of May 2016 to the end of June 2016.

The South African Rand strengthened further in the third quarter, appreciating on balance, by 5.7% against the US dollar and by 5.6% on a trade-weighted basis. The local currency appreciated substantially against the British pound in the aftermath of the British vote to leave the European Union. In July 2016, the exchange value of the Rand appreciated, on balance, by 4.3% against the US dollar and by 4.6% on trade-weighted basis as expectations of monetary support from major central banks increased following the British vote to exit the European Union. The local currency lost ground in August 2016, depreciating by 1.9% against the US dollar as the public dispute between the Minister of Finance and the Hawks lingered. In September 2016, The South African Rand recovered lost ground, appreciating by 3.2% on trade-weighted basis. Supporting the Rand was investors’ search for higher yield amid expectations that interest rates in advanced economies will remain low for long. The external value of the Rand continued its upward trend in the fourth quarter of 2016, appreciating on balance by 7.4% on a trade-weighted basis. However, local political risks heightened in October 2016 after the Minister of Finance was summoned to appear in court. As a result of which, the South African Rand depreciated against most currencies. The South African Rand recovered in November after the charges against the Minister of finance were withdrawn. Sentiment towards the South African Rand improved further in December 2016 as two prominent international credit rating agencies decided to keep South Africa’s sovereign credit ratings unchanged.

The nominal effective exchange rate of the Rand (NEER) lost ground and weakened, on balance, by 0.7% in the first quarter of 2017. From the end of December 2016 to the end of February 2017, the NEER increased by 3.2% and by a further 4.0% up to March 27, on expectations of improved economic growth prospects for both the global and domestic economy, the continued search for yield by international investors and broad-based US dollar weakness. However, from March 27 to 31, 2017 the NEER declined by 7.4% as political risks resurfaced after the Minister of Finance was recalled from an international investor road show and subsequently relieved of his duties in a cabinet reshuffle. The NEER strengthened by 0.3% and 0.4% in April and May 2017; respectively; supported by amongst others, better-than-expected domestic retail sales data as well as positive foreign trade data. The South African Rand reversed all the gains when it depreciated 0.7% in June following release of disappointing domestic unemployment and GDP data. Lingering domestic political uncertainties also weighed down on sentiment towards the local currency. Following a stable second quarter, the NEER declined, on balance, by 4.6% in the third quarter of 2017. The Rand’s downward trend continued in October and November. Depressing the local currency over this period was weakening institutional framework as political risks persisted, as well as expectations of a US interest rate hike.

The following table sets forth, for the periods indicated, the exchange rate of the Rand per Dollar.

Rand
(Against the US Dollar)

Year	Low	High	Average	Period End
2011	6.5962	8.5423	7.2531	8.1319
2012	7.4777	8.9432	8.2099	8.4838
2013	8.4478	10.4849	9.6502	10.4675

Year	Low	High	Average	Period End
2014	10.2815	11.7415	10.8444	11.5719
2015	11.2955	15.5742	12.7507	15.5742
2016	13.2747	16.8927	14.7088	13.6282
January 2017	13.2268	13.7373	13.5629	13.5219
February 2017	12.9128	13.4933	13.1955	13.0141
March 2017	12.3576	13.4599	12.9382	13.4599
April 2017	12.9132	13.9065	13.4662	13.3066
May 2017	12.9086	13.6653	13.2679	13.0941
June 2017	12.7054	13.1058	12.8967	13.0817
July 2017	12.9136	13.5996	13.1379	13.0480
August 2017	13.0274	13.4937	13.2309	13.0274
September 2017	12.8128	13.6071	13.1345	13.4943

Source: SARB.

Change in Reserves

South Africa’s overall balance-of-payments position was in surplus in the amount of R9 billion in 2012, before declining to R4.7 billion in 2013. In 2014 the country’s overall balance-of-payments position registered a surplus of R16.6 billion, before swinging to a deficit of R9.1 billion in 2015. The gross gold and other foreign‑exchange reserves, measured in US Dollar, decreased to US$49.6 billion at the end of 2013 from US$50.7 billion at the end of 2012, and declined further to US$49.1 billion at the end of 2014. The country’s foreign reserves continued the downward trend in 2015, declining to US$45.8 billion. Expressed in Rand terms, gross gold and other foreign exchange reserves increased from R520.2 billion at the end of 2013 to R568.5 billion at the end of 2014, and increased further to R713.9 billion at the end of 2015, on account of the depreciation of the exchange rate of the Rand. The ratio of imports covered by reserves improved, albeit marginally from 4.3 months of import cover at the end of December 2013 to 4.5 months at the end of December 2014, before increasing further to 4.9 months at the end of December 2015.

South Africa’s international reserves decreased by R7.8 billion in the third quarter of 2016, following a decline of R1.2 billion in the second quarter. The country’s international reserves subsequently increased by R53.8 billion in the fourth quarter of 2016. In the first quarter of 2017, South Africa’s international reserves recorded a decrease of R12.7 billion, followed by increases of R1.9 billion and R33.3 billion in the second and third quarters respectively. Measured in US dollar, the value of South Africa’s gross gold and other foreign reserves (i.e., the international reserves of the Bank before accounting for reserve-related liabilities) increased from US$46.4 billion at the end of June 2016 to US$47.2 billion at the end of September 2016 primarily due to foreign currency loans entered into by the Bank. The short-term foreign currency loans were required to facilitate certain transactions by the Bank in the foreign exchange market as part of its operational responsibilities. The country’s gross gold and other foreign reserves increased further, albeit slightly, to US$47.4 at the end of December. However, South Africa’s gross gold and other foreign reserves declined to US$46.6 at the end of March 2017, before recovering to US$47.4 at the end of June. South Africa’s gross gold and other foreign reserves increased to US$49.4 billion at the end of September, mainly reflecting proceeds from foreign debt issuance by government. The country’s gross gold and other foreign reserves increased further to US$50.3 billion at the end of November. The level of import cover (i.e., the value of gross international reserves relative to the value of imports of goods and services and income payments) decreased from 5.3 months at the end of March 2016 to 5.4 months at the end of June 2016. Between July and December 2016, the level of import cover fluctuated between 5.2 and 5.3 months. The level of import cover however, decreased to 5.0 months at the end of March 2017 and further to 4.9 months at the end of June 2017, before increasing to 5.3 months at the end of September 2017. South Africa’s international liquidity position, which hovered around US$41 billion since the beginning of the year, increased to US$42.0 billion at the end of September 2016, before decreasing to US$40.8 billion at the end of December. The country’s international liquidity position increased to US$41.4 at the end of March 2017 and further to US$42.2 at the end of June 2017, before increasing to US$42.6 at the end of September 2017 and remained unchanged at the end of November 2017.

The following table sets forth the gold and foreign exchange reserves of South Africa in each of the periods indicated.

Foreign Exchange Reserves

	For the year ended December 31,					As of September 30,
	2011	2012	2013	2014	2015	2016	2017
	Rand (million)
SARB gold reserves(1)	51,076	56,982	50,621	55,887	66,692	73,876	70,004
Foreign exchange reserves
SDRs(2)	22,284	23,873	29,603	32,119	42,157	38,683	37,906
Other(3)	324,459	350,087	439,965	480,518	605,044	542,809	558,684
Gross gold and other foreign reserves	397,819	430,942	520,189	568,524	713,893	655,368	666,634

_________________
Notes:
(1)
Until March 5, 2005, gold reserves were valued at 90.0% of the last ten London fixing prices preceding end of period. From March 6, 2005, gold reserves are valued at market price taken at 14:30 on each valuation date.

(2)	SDRs.
(3)	Non-gold reserves are valued at the middle market exchange rate applicable at end of period.
Source: SARB.

PUBLIC FINANCE

Background

South Africa’s public finances comprise all finances in the three spheres of government, namely, national, provincial, and local government. Finances in the national and provincial spheres of government consist of all transfer payments from the national government while those in the local government sphere of government consist of transfer payments from national government as well as own revenue.

The Division of Revenue Act (Dora) provides for the equitable division of revenue raised nationally among the national, provincial and local spheres of government and the responsibilities of all three spheres pursuant to such division; and to provide for matters connected therewith. The objects of DORA are to: (a) provide for the equitable division of revenue raised nationally among the three spheres of government; (b) promote predictability and certainty in respect of all allocations to provinces and municipalities, in order that provinces and municipalities may plan their budgets over a multi-year period and thereby promote better coordination between policy, planning and budgeting; and (c) promote transparency and accountability in the resource allocation process by ensuring that all allocations are reflected in the budgets of provinces and municipalities and by ensuring that the expenditure of conditional allocations is reported on by the receiving provincial departments and municipalities. Government finances are presented in two ways, each highlighting key aspects of the budget. The main budget determines national government’s borrowing requirement. It consists of two elements. The first, appropriations by Parliament through budget votes, are mainly for national departments and include transfers to provinces, local government and public entities. The second, direct charges against the National Revenue Fund, include the provincial equitable share and debt‑service costs, as well as the salaries of judges and public representatives. The Consolidated Budget provides a fuller picture of government’s contribution to the economy. It takes into account the main budget as well as spending of provinces, social security funds and public entities financed from their own revenue.

Provincial budgets are largely financed by the provincial equitable shares and conditional grants from the main budget. But provinces supplement these funds with their own revenues, such as gambling taxes, hospital fees and sales of goods and services. Also excluded from the consolidation is expenditure by metros and other large municipalities, which is financed from their own revenue, such as property rates and services charges. The Consolidated Government Budget includes 185 public entities. These include large entities such as South African National Roads Agency Limited, the Passenger Rail Agency, the South African Revenue Services and agencies that provide bulk water infrastructure. Public entities receive some transfers from the main budget but are also financed from own revenue. State-owned companies that function as standalone operations largely on a commercial basis, such as Eskom and Transnet, are not included in the consolidated accounts. Social security funds include Unemployment Insurance Fund, compensation funds and the Road Accident Fund. They are financed mainly by statutory levies or contributions but receive some transfers from the main budget.

National, provincial and local governments are responsible for delivering public services. Some of these services are the exclusive responsibility of one level of government, while others – known as concurrent functions – are shared. Nationally raised revenue is divided with the aim of providing for appropriate funding at each level of government – for example by taking into account their service delivery responsibilities and other sources of revenue available to them. In the 2017/18 fiscal year, national government departments are to be allocated 47.6% of available funds after debt costs, and the contingency reserve has been provided for. Provincial government is to be allocated 43.4% of available funds, mainly for education, health and social welfare. Local government is to receive 9.1% of the available funds, primarily for the provision of basic services to low-income households. Most municipalities fund the majority of their spending through charges and taxes.

Between the 2013/14 and 2019/20 fiscal years, there was an allocation of R8.2 trillion for the three spheres of government. National government accounted for R4 trillion (47.9%), provincial government R3.6 trillion (43.2%) and local government R738 billion (8.9%). Equitable share accounted to R370.1 million (50.1%) of the total local government allocation.

General government finances in South Africa represent a consolidation of the following: the National Budget; the budgets of the nine provincial governments; extra-budgetary accounts and funds; social security funds; and the budgets of local authorities. The National Government, provincial governments, social security funds, Reconstruction and Development Program (RDP) accounts and extra-budgetary accounts are jointly referred to in this document as the “Consolidated Government Budget.” The Consolidated Government Budget includes transfer payments to local governments but does not constitute a consolidation of local government accounts. Municipalities, universities, polytechnics and various extra-budgetary funds derive substantial shares of their revenue from fees and charges or other sources. The Consolidated Government Budget presents a broader measure of government finances in South Africa. The public sector borrowing requirement shows the budget balance for the entire public sector, including general government and the non-financial public enterprises.

The borrowing powers of provincial and local governments are regulated by law. Provinces and municipalities generally may borrow for capital projects only. Under the Constitution, provinces have their own limited taxing powers and they are responsible for preparing their own budgets and for ensuring prudent financial management at the provincial level. Provinces receive agreed shares of nationally collected revenue and a framework for ensuring an equitable division to local government. The National Treasury introduced generally recognized accounting practices and uniform treasury norms and standards, the prescription of measures to ensure transparency and expenditure control in all spheres of government, and operational procedures for borrowing, guarantees, procurement and oversight over various national and provincial revenue funds.

In terms of Section 230 of the Constitution, provinces are allowed to take out loans for either current expenditure, in the form of a bridging loan that must be repaid within a 12-month period, or capital projects. The Borrowing Powers of Provincial Governments Act of 1996 (Borrowing Powers Act) lists the conditions under which a province may take out loans for capital projects. The Act stipulates that loans must be approved by a loan coordinating committee, which is chaired by the Minister of Finance. Loans may be taken out as direct borrowing from the national government or from private banks and financial institutions. Provinces may not take out loans in foreign currency unless they are specifically authorized to do so by the Minister of Finance. As provinces are accountable in their own right, the National Government does not guarantee loans taken out by provincial governments and will not bail out any province that is unable to repay its loans.

The PFMA regulates the National Government’s financial administration and outlines the various roles of the National Treasury, the Minister of Finance (as head of the National Treasury), the National Revenue Fund, accounting officers, auditors, executive authorities, public entities and other government officials. This legislation also addresses, among other things, regulation of loans, guarantees and other commitments as well as penalties for financial misconduct. Legislation aimed at regulating local government spending, known as the Municipal Finance Management Act of 2003 (MFMA), took effect in July 2004. The legislation seeks to secure sound and sustainable management of the financial affairs of municipalities and other institutions in the local sphere of government, and to establish treasury norms and standards for the local sphere of government.

Municipalities can borrow over the long term to finance capital projects, acquire capital assets or refinance existing debt pursuant to Section 46 of the MFMA. Short-term borrowing (not for more than 12 months) is also possible for operational purposes only. However, the debt needs to be repaid within the financial year in which the debt was incurred pursuant to Section 45 of the MFMA. Furthermore, the Regulatory Framework for Municipal Borrowing (1999) recommends that every municipality should adopt a written debt policy when planning to issue debt. The policy assists in determining borrowing limits that a municipality can cope with. The MFMA further requires that all municipalities seek written comments from the relevant provincial and National Treasury in terms of proposed debt.

As of June 30 2017, the total balance on long term borrowing for all municipalities was R59.7 billion as reported by lenders to municipalities. The total long term debt reported by municipalities is slightly higher at R62 billion. Of the amount reported by the lenders, long term loans represented R41.4 billion or 69.0% while the remaining 31.0% was made up of R18.3 billion in bonds. Just over half of long-term municipal debt is held by public sector lenders (R32.1 billion or 54.0%) while the private sector holds a total of R27.6 billion or 46.0%.

The Development Bank of Southern Africa with 41.0% is the largest lender to municipalities followed by the private commercial banks accounting for a total of 24.0%. International development finance institutions, (particularly the Agence Française de Développement), hold about 7.0% of municipal long term debt. The remaining 28.0% is held by a specialist lender, INCA, and other lenders (including pension funds and insurers). New long-term borrowing for the 2016/17 municipal financial year totaled R8.1 billion which was 69.8% of the budgeted borrowing.

The Constitution provides that the provincial and local governments are entitled to such percentages of nationally raised revenue as may be determined by Parliament (allocated among the provinces on an equitable basis). The largest allocation to municipalities is the “local government equitable share” (LGES) which is allocated through a formula that is primarily based on how many poor households a municipality provides services to. The budgets of the provincial governments are financed through such nationally collected revenue, together with other allocations or grants from the National Government, the provinces’ own revenue collections, unspent balances from previous fiscal years and proceeds from loans for capital outlays. The Constitution provides for the assignment of taxation powers to provinces within a national, regulated framework that is intended to ensure that all taxes are consistent with national economic policy. The Provincial Tax Regulation Process Act of 2001 provides a framework through which provinces can introduce and collect certain fees and taxes. These include automobile license and traffic fees, hospital fees, gambling fees and other user charges and levies. The Financial and Fiscal Commission, a constitutionally established body, has the responsibility of monitoring and overseeing intergovernmental fiscal relations. Additionally, the Intergovernmental Fiscal Relations Act of 1997 established the Budget Council and the Budget Forum to consider intergovernmental budget issues.

The 2016 Community Survey (the largest survey between censuses) confirmed that progress continues to be made in extending access to electricity, water, sanitation and refuse removal services. The Government’s aim is to ensure that all citizens receive at least a basic level of amenities. Drawing on international benchmarks, minimum standards of 50kWh of free electricity and 6,000 litters of free water per month per household have been adopted. However, the level of free services provided to poor households varies, depending on local circumstances and municipal capacity. The national budget contributes to the financing of household amenities through the local government equitable share, which is mainly allocated for provision of free basic services. There has been a significant growth in allocations to the local government equitable share in recent years, from R20 billion in 2009/10 to R57 billion in 2017/18. Over the Medium Term Expenditure Framework, allocations will increase to R62.7 billion in 2018/19, and R69.3 billion in 2019/20.

The new local government equitable share formula which was implemented in the 2013/14 financial year, also taking into account the 2011 census figures, provides a monthly subsidy of R359 in 2017/18 for every household with a monthly income less than the value of two state old age pensions, which is about 59.0% of all households. The previous formula for the local government equitable share targeted 47.0% of households. This threshold is not an official poverty line or a required level to be used by municipalities in their own indigence policies. If municipalities choose to provide fewer households with free basic services than they are funded for through the local government equitable share, then their budget documents should clearly state the reasons for that and whether they consulted with the community on that policy. The formula also makes provision for a contribution towards the administration and governance costs of running a municipality. Allocations also take account of the greater ability of some municipalities to cross‑subsidize services to their poor households and less funding is allocated to these (relatively wealthy) municipalities. While census and community survey data indicates steady progress towards universal access to electricity and clean water, achievement of free basic service standards still has some way to go.

The 2016 Community Survey shows that rapid population growth and internal migration continue to be defining features of South African demographics. This data assists in improving the targeting of municipal funding. To account for the growth in households each year, the number of households per municipality used in the LGES formula is updated annually based on the growth in households reflected in each province in the General Household Survey conducted by Statistics South Africa. The new equitable share formula reflects these changes and makes allocations for free basic services more transparent. Municipalities need to prioritize funding for the provision and maintenance of these services. The funding and provision of infrastructure are also important requirements for continued improvement in basic service delivery. The expansion of infrastructure needed to deliver basic services is funded through conditional grants allocated to municipalities. It is not possible to give households free access to services if the supporting infrastructure – such as water distribution systems – is not in place.

Unemployment Insurance Fund (UIF)

In 2001, the Minister of Labor tabled legislation to strengthen the administration of the UIF, target benefits more effectively to the poor and extend the coverage of the fund. Since the UIF was given an estimated amount of R605 million in 2001 to address its outstanding financial debts, it has been experiencing positive financial performances. The UIF was able to meet its operational expenditure requirement and recorded an operating cash surplus of R13.2 billion in fiscal year 2017. The March 2017 actuarial evaluation indicated that the UIF is in a sound position to meet its cash-flow requirements over the next ten years for a wide range of possible scenarios. The UIF had capital and reserves amounting to R133.3 billion as of March 31, 2017. It is estimated that the UIF’s financial performance surplus prior to reserving over the next three fiscal years will be R6.8 billion in fiscal year 2018, R7.1 billion in fiscal year 2019 and R7.7 billion in fiscal year 2020.

The projected increase in the operational surplus is mainly attributable to a revision in the estimates for contributions due to an increase in the earnings threshold or ceiling as well as salary increases of contributors. The Unemployment Insurance Amendment Bill, 2015 has been passed by the National Assembly and was implemented in January 2017. The key changes introduced by this Bill include the extension of the period of payment of benefits to the contributor from eight to 12 months with a flat rate payment after eight months; and allows beneficiaries to claim as long as the beneficiary has worked for 13 weeks prior to claiming, regardless of when they last claimed; extends the period during which dependents may apply for benefits on behalf of a deceased contributor from six to 18 months; extends the period in which a contributor can lodge a claim from six to 12 months and the date of unemployment is deemed to be the date when the claimant applies for benefits; and the threshold period after which a person can make a claim for illness benefits has been reduced from more than 14 days to more than seven days.

The UIF is committed to bringing services closer to its client base in all provinces and provides services at 125 Department of Labor centers with processing functions and 823 visiting points. A priority for the medium term is the recruitment and reallocation of appropriate resources to manage the new decentralized business environment. The UIF added 292,767 new employees to its database, raising the total to 9,340,740 registered employees as at fiscal year 2017. A total of 1,638,079 employers are registered with the UIF as at fiscal year 2017, an increase of 58,351 new employers compared to fiscal year 2016. These employers are categorized mainly as commercial, domestic and taxi employers, with the majority in the commercial sector.

In response to the global economic crisis, the UIF (which formed part of the National Government’s Framework for South Africa’s Response to the International Economic Crisis) continues to play a pivotal role in schemes designed to inject funding into job creation and retention. The UIF issued R2.8 billion in placement bonds with the Industrial Development Corporation (IDC) as at the end of fiscal year 2016. The UIF/IDC bond is expected to save and create a combined total of 53,140 UIF paying jobs, in addition to the R1.2 billion committed by the UIF towards the Training Layoff Scheme which is designed to provide support to companies that are in distress due to the economic downturn with training and skills development as important elements of this response. The UIF spent R145.5 million for the Training of 1,786 Unemployed UIF beneficiaries at TVET Colleges and SETAs in order to improve their chances of being reintegrated back into the labor market and to Social Plan Funding. In addition, the Fund trained 100 aspiring entrepreneurs and assisted 49 companies and saved 4,760 jobs with the turnaround solutions program.

Compensation Fund (CF)

The CF supports employees who experience loss of income as a result of injuries, death or disease in the course of employment. Funds are raised through assessed levies on companies.

While the CF remains financially sound with an accumulated surplus of R27 billion as of March 31, 2017. The CF registered 129,123 claims and paid benefits to the value of R2.9 billion and medical claims amounting to R2.6 billion in fiscal year 2017. The CF recorded a 10.0% increase in the number of registered employers at the end of fiscal year 2017 with a 17.3% increase in revenue in fiscal year 2017. The increase in revenue is attributed to increased penalty charges due to employer’s non-compliance with return of earnings submission timelines. In response to the dissatisfaction expressed by the public regarding the unjustifiably long turnaround time in processing claims for occupational injuries and diseases, the CF is speeding up the process of restructuring the Fund and upgrading its information technology infrastructure. To ensure equity of access to services and to improve the claims turnaround time, the CF has finalized the decentralization of its services to all nine provinces in fiscal year 2017. The Compensation Board reviewed existing benefits in fiscal year 2017, increasing the salary ceiling by 7.0% from R377, 097 to R403, 500 per annum; all pensions payable from the Compensation Fund increased by 6.0%. The maximum monthly earnings level on which all types of disablement is based increased by 7.0% while the minimum monthly value in respect of free food and quarters increased by 6.0%.

Road Accident Fund (RAF)

Understanding that there is a need to reform the unlimited liability system of compensation for road accident victims and supported by the reports of the RAF Commission in 2002, the Government set out on a reform path. In 2005, Parliament passed the RAF Amendment Act, which provided for a limited liability scheme to ensure the viability of the Fund. Five years after the promulgation of the RAF Amendment Act, the estimated reduced liability is R12.9 billion. The cabinet approved the strategy for the reform of the RAF in June 2006.

The Cabinet approved the Road Accident Benefit Scheme Bill in March 2017. While the productivity of claims finalized has improved, the RAF continues to receive 202,000 new claims in 2016/17. As a result, outstanding claims fell to 173 740 at March 31, 2017. The accumulated deficit has increased to R180 billion at the end of 2016/17.

South African Social Security Agency (SASSA)

The South African Social Security Agency derives its mandate from the South African Social Security Agency Act (2004). It became functional in 2006, taking over the mandate of administration and payments of grants from the provincial departments. The core business of the agency is to administer and pay social grants to beneficiaries. Social assistance means assistance or a financial award in the form of grants provided by the National Government to residents who are unable to sustain themselves. The agency is also required to develop and implement policies, programs, standard operating procedures and systems for an efficient and effective social assistance benefits administration system.

Social assistance and welfare services have grown rapidly in recent years. About 17.2 million of South Africans received social grants as at the end of October 2017, up from 16.9 million in September 2016. This growth is expected to reach 18.1 million South Africans by 2020/21 due to the higher life expectancy and in order to ensure all eligible children benefit from the grant.

Over the spending period ahead, an annual average of R12 billion per annum will be added to social assistance budgets to accommodate the increase in beneficiaries and ensure that the value of grants keeps pace with inflation over the MTEF period. Social assistance expenditure will remain stable as a percentage of GDP.

The Budget Process

The National Government’s fiscal year ends on March 31 of each year. The Minister of Finance and National Treasury prepare the Budget with the assistance of the Minister of Finance’s Committee on the Budget and approval of Cabinet. The National Treasury is responsible for the fiscal framework within which the budget is constructed and also coordinates the preparation of expenditure estimates. South Africa ranked third out of 102 countries in the 2015 release of the Open Budget Index by the International Budget Partnership. The survey measures the quality of budget transparency, public participation in the budget processes and institutional oversight. South Africa was one of only four countries that performed solidly across all three categories. It was in the top five on measures of transparency and oversight by the legislature and audit institutions, but came out sixth for public participation.

The Minister of Finance presents the National Budget to Parliament in February of each year, with provincial treasuries separately presenting their budgets shortly after the National Budget is proposed. Since the presentation of the 1998-1999 Budget, Parliament has been presented each year with a set of three-year spending plans, but is asked to vote only on the budget for the coming year. Each year’s National Budget is based on certain key economic assumptions regarding, among other things, GDP growth, inflation, employment growth, taxable income, private consumption expenditure, government consumption expenditure, import and export levels and investment.

In addition to presenting expenditure estimates to Parliament, the Minister of Finance is responsible for estimating the revenue that existing taxes and tax rates will raise and for proposing tax amendments, if any. The National Budget then takes the form of an appropriations bill authorizing National Government expenditures. The appropriations bill originates in the National Assembly and then goes to the Standing Committee on Appropriations of the National Assembly and the Select Committee on Appropriations of the National Council of Provinces before being debated and finally passed by both houses of Parliament towards the end of the Parliamentary session.

In April 2009, Parliament assented to the Money Bills Amendment Procedure and Related Matters Act of 2009 (the Money Bills Act). The Money Bills Act reconciles Parliament’s legislative and oversight mandate provided for in the Constitution and provides for, among others, a procedure to amend money bills before Parliament. In general, the new Money Bills Act is viewed as a legislative milestone that will afford Parliament powers to adjust the National Budget.

In exercising its powers Parliament must ensure that: (a) there is an appropriate balance between revenue, expenditure and borrowing; (b) levels of debt and debt interest cost are reasonable; (c) the cost of recurrent spending is not deferred to future generations; and (d) there is adequate provision for spending on infrastructure development, overall capital spending and maintenance. In addition, Parliament must consider the short-, medium- and long-term implications of the fiscal framework, division of revenue and the long-term growth potential of the economy and the development of the country and must take into account cyclical factors that may impact on the prevailing fiscal position, public revenue and expenditure.

As in the case of the National Budget, the budgets of the provincial governments have been accompanied by three-year expenditure projections since 1999. The MTEF is intended to illustrate forward trends in expenditure priorities and to provide a firmer foundation for fiscal planning and review purposes.

The Minister of Finance is required to indicate each year how the expected deficit between consolidated government expenditure and revenue is to be financed or how any surplus is to be applied. The annual Consolidated Government Budget deficit financing requirement is principally met through the issue of long‑term fixed and non-fixed-rate National Government debt in the domestic capital market. The South African bond market is well-developed and highly liquid, and has attracted considerable foreign investor interest. The National Government also borrows from time to time in foreign capital markets, in which case the interest due and final repayment must be repaid in foreign currency.

During the course of each fiscal year, government departments and other spending agencies are held to the spending plans approved in the National Budget by a system of expenditure controls under the direction of the National Treasury. Subsequently, audits of all government accounts provide Parliament and the public with verification of the uses to which public funds have been put. The auditor-general, a constitutionally independent official, supervises this auditing process. Accountability is further promoted by the breakdown of expenditures into “votes” for particular government departments, whose director-generals are the accounting officers responsible for these monies. Further breakdowns into departmental programs and into so-called economic classification items (for example, employee compensation and payments for capital assets) serve to indicate in more detail the commitment of funds to defined purposes.

The Treasury Committee, comprising the President, Deputy President, the Minister of Finance, the Deputy Minister of Finance and other Cabinet members who have been assigned the task of assisting the Cabinet in evaluating additional expenditure requests that arise during the course of a budget year, seeks to ensure prudent fiscal management. In order for the Treasury Committee to approve an additional expenditure request, the expenditure must be deemed to be unforeseeable and unavoidable, or to fall within another legally prescribed category to qualify for inclusion in the Adjustments Budget. A contingency reserve is set aside each year of the MTEF to deal with such requests. Such amendments to some elements of the current year’s budget and the consolidated budget (in departmental allocations) are made by Parliament in an Adjustments Budget towards the middle of the fiscal year.

Also around the end of October of each year, the Minister of Finance presents the MTBPS. This policy statement outlines the priority policy proposals and the new MTEF that will underpin the next year’s budget.

Medium Term Budget Policy Statement (MTBPS)

The 2017 MTBPS sets out the macroeconomic, fiscal and public-expenditure priorities for the medium term. South Africa’s budget is strongly aligned with constitutional imperatives and is highly progressive. Over the past four years, government has followed a path of measured fiscal consolidation, aiming to stabilize the debt-to-GDP ratio by reducing spending and introducing tax increases. This strategy met with some success, reflected in a narrowing primary deficit, but debt has continued to rise as a share of GDP given that economic growth rates have declined.

The audited tax revenue outcome of R1.144 trillion for fiscal year 2016 was R30.7 billion lower than the original budget estimate in February 2016 and R0.3 billion lower than the revised 2017 Budget Review estimate. This is despite an R18 billion package of tax policy measures designed to boost revenue in 2016/17. In part, the shortfall reflected unanticipated weaknesses in economic performance. Imports contracted, impacting on customs duties and import VAT. Personal income tax, value-added tax (VAT) and corporate income tax also performed below projections. These shortfalls were offset by higher-than-projected dividend withholding taxes amounting to R5.4 billion. This windfall may have resulted from artificial declarations of dividend payments before the effective date to avoid the higher tax rate introduced in the 2017 Budget.

This year, a sharp deterioration in revenue collection and further downward revisions to economic growth projections have significantly eroded the government’s fiscal position. Tax revenue is projected to fall short of the 2017 Budget estimate by R50.8 billion in the current year, the largest under-collection since the 2009 recession.

At the same time, expenditure is expected to breach the ceiling by R3.9 billion in the current year. This is the result of large appropriations to forestall calls against guaranteed debt by the creditors for South African Airways (SAA) and the South African Post Office (SAPO). In combination, these allocations amount to R13.7 billion. The government is considering the disposal of assets to offset these appropriations. Should such disposals take place, the breach will not occur. As a result of these developments, the consolidated budget deficit will widen to 4.3% of GDP in 2017/18, against a 2017 Budget target of 3.1% of GDP.

In the 2017 MTBPS, consolidated government revenue is projected to increase from R1.477 trillion in 2018/19 to R1.709 trillion in 2020/21. Gross tax revenue is projected to fall short of the 2017 Budget estimates by R69.3 billion in 2018/19 and R89.4 billion in 2019/20. Lower revenue growth in the years ahead reflects the downward revisions to the growth of major tax bases – wages, corporate profits and household consumption spending – as well as expectations of lower tax buoyancy.

Government spending priorities continue to align with the NDP, as elaborated in the medium-term strategic framework and the Mandate Paper for 2018. Spending priorities over the medium term focus on education and skills development, health, social protection, social and economic infrastructure, and support for job creation. Over the medium term, consolidated expenditure will grow by an annual average of 7.3%, from R1.6 trillion in 2017/18 to R1.9 trillion in 2020/21. Consolidated non-interest expenditure growth is expected to outpace consumer price inflation by an average of about 1.3% over the next three years. Debt-service costs as an expenditure category grows the fastest at 11.0%.

The deficit is projected to stabilize at 3.9% of GDP over the medium term. Gross loan debt is expected to increase from R2.5 trillion or 54.2% of GDP in 2017/18 to R3.4 trillion or 59.7% of GDP in 2020/21. Absent higher economic growth or additional steps to narrow the budget deficit, the debt-to-GDP ratio is unlikely to stabilize over the medium term. Government is acutely aware of the dangers of unchecked debt accumulation.

Over the next three years, government will adhere strictly to the spending limits it has set for itself. To offset revenue shortfalls and reduce borrowing, the contingency reserve has been pared down to R3 billion in 2018/19, R5 billion in 2019/20 and R8 billion in 2020/21. New spending priorities will have to be met by funds reallocated from within existing limits with any adjustments to the ceiling matched by revenue increases. Furthermore, the Minister of Finance has announced a package of 14 confidence-boosting measures to address short-term challenges facing the economy. Progress has been made in stabilizing state-owned companies, ensuring fiscal sustainability, boosting financial sector reforms, leveraging public procurement and addressing policy uncertainty. Moreover, further reductions in the ceiling may be required to stabilize national debt. A team of Cabinet ministers reporting directly to the President – the Presidential Fiscal Committee – is considering a range of proposals to bring the public finances back onto a sustainable path. A combination of fiscal measures and economic interventions is needed to grow the economy, address immediate challenges facing the public finances and reduce long-term risks. Announcements are expected to be made at the time of the 2018 Budget.

There is a resource allocation of R1.254 trillion across the three spheres of government in fiscal year 2017. This increases to R1.536 trillion by fiscal year 2020. The proposed division of revenue continues to prioritize funding of services for poor communities. Allocations to provinces focus on education, health and other social services. Allocations to local government subsidize the delivery of free basic services to low-income households, and the infrastructure needed to deliver those services. The local share of nationally raised revenue grows from 9.0% in fiscal year 2017 to 9.3% by fiscal year 2020, and the provincial share also rises from 42.9% in fiscal year 2017 to 43.2% by fiscal year 2020. Over this period, national government resources grow by 6.5%, provincial resources by 7.2% and local government resources by 8.3%.

2018 MTEF

The 2017 MTBPS has announced the 2018 MTEF, which sets out the consolidated expenditure framework for fiscal year 2017/18 through to fiscal year 2020/21. The framework consists of revised baseline estimates reflecting the government’s current spending priorities, including education, community development, social development and health services (which take up the largest of planned expenditure). Strong growth over the future spending period can be seen in post-school education and training, community development, health, basic education and social protection.

2017-2018 National Budget and Consolidated Government Budgets

2017-2018 National Budget

In February 2017, the South African Minister of Finance submitted the 2017-2018 National Budget to Parliament. The 2017-2018 National Budget and the three-year MTEF estimates supported the long-term health of the public finances with a series of revenue and expenditure measures to narrow the budget deficit and stabilize debt. These measures included:

•
Reducing the expenditure ceiling by R10 billion in 2017/18 and R16 billion in 2018/19 through reduced national department operating budgets; lower transfers to entities, provinces and local government; and reallocations.

•	Introducing tax policy measures to generate an additional R28 billion in revenue in 2017/18, mainly through higher personal income taxes and fuel levies.

The combination of a lower expenditure ceiling and higher taxes was expected to narrow the consolidated budget deficit from an estimated 3.4% of GDP in 2016/17 to 2.6% by 2019/20. South Africa’s development objectives, expressed in the NDP, rely on achieving higher economic growth and using public resources effectively. If low growth were to persist, however, the government would have to adjust its spending plans, and determine which policies to implement, downsize or delay. A significant portion of funding has been reprioritized to safeguard the provision of social services, bolster public health programs, mitigate the increasing costs of higher education for students from low- and middle-income households, and maintain infrastructure investment. Apart from debt-service costs, post-school education was the fastest-growing spending category, followed by health and social protection. The 2017-2018 National Budget allocated 52.5% of nationally raised resources to provinces and local government over the medium term.

The 2017 National Budget estimated 2017/18 gross tax revenue (after proposal) to amount to R1.265 trillion. Government proposed a new top personal income tax bracket of 45.0% for taxable incomes above R1.5 million per year. About 100,000 taxpayers will be affected by the new bracket. Increasing the top marginal rate without concurrently raising the dividend withholding tax rate would increase the arbitrage opportunity for some individuals to pay themselves with dividends rather than salaries. Government therefore increased the dividend withholding tax rate from 15.0% to 20.0%. To support middle-income households, the duty-free threshold for residential property transfers was raised to R900,000. These proposals were projected to raise R28 billion, and increase the tax burden from 26.0% of GDP in 2016/17 to 26.7% in 2017/18.

The 2017-2018 National Budget estimated that total national revenues for fiscal year 2017 will amount to R1.242 trillion. National budget expenditures for fiscal year 2017 were estimated at R1.409 trillion. Consequently, the main budget deficit, which is government’s net borrowing requirement, was estimated at R166.8 billion, or 3.5% of GDP. The main budget primary balance was expected to move into a surplus from 2018/19 reaching 0.3% of GDP in 2019/20.

2017-2018 Consolidated Government Budget

The amounts reflected in the budget votes of the national departments whose functions are partially devolved to the provinces do not illustrate total allocations to such functions. By contrast, the Consolidated Government Budget presents a more relevant measure of trends and priorities in government finances in South Africa, particularly in the socio-economic field, and hence the tables and discussion below focus on this measure of government expenditure. See “Public Finance—Background.”

In the 2017 National Budget, the 2017-2018 consolidated government expenditure was expected to increase from R1.445 trillion in 2016/17 to R1.814 trillion by 2019/20. This represents real annual average growth of 1.9%. The consolidated government budget deficit was estimated to narrow from 3.4% of GDP in 2016/17 to 2.6% by 2019/20. The deficit on the Consolidated Government Budget is lower than that in the main National Budget due to surpluses in the provinces and the social security funds, primarily the Unemployment Insurance Fund and Compensation Funds.

The estimated 2017-2018 Consolidated Government Budget continues to build on policy priorities established in 2001, with a special emphasis on growth-enhancing spending as well as spending programs that target the poor and vulnerable groups. Growth in all categories of social services spending reflects the National Government’s commitment in improving the social well-being of South Africans.

Education remained the largest category of expenditure, followed by economic affairs and human settlements and municipal infrastructure. Health care expenditure, defense, public order and safety and social protection also remained significant. Consolidation in the midst of prolonged low growth calls for more vigilance in budgeting, and steps are being taken across government to improve budget execution and the in-year monitoring of spending. National and provincial departments and municipalities submit monthly reports to the National Treasury. To strengthen oversight, a process has been initiated for all national public entities to report on a quarterly basis. This will improve transparency and provide early warnings of budget deviations.

The following table sets forth the Consolidated Government Expenditure as set out in the 2017 MTBPS for the periods indicated.

Consolidated government expenditure, 2014-20162
Fiscal year	2014		2015		2016
R billion	Outcome	% of Total	Outcome	% of Total	Outcome	% of Total
Current payments	744.3	60.3%	805.0	59.0%	939.6	59.6%
Compensation of employees	437.4	35.5%	473.1	34.7%	549.3	34.8%
Goods and services	185.5	15.0%	195.6	14.3%	220.0	13.9%
Interest and rent on land	121.4	9.8%	136.3	10.0%	170.4	10.8%
of which Debt-service costs	114.8	9.3%	128.8	9.4%	146.5	9.3%
Transfers and subsidies	398.1	32.3%	435.8	31.9%	505.1	32.0%
of which Capital transfers	59.7	4.8%	62.0	4.5%	62.0	3.9%
Provinces and municipalities	95.8	7.8%	107.9	7.9%	120.7	7.7%
Departmental agencies and accounts	24.2	2.0%	23.4	1.7%	24.9	1.6%
Higher education institutions	25.5	2.1%	29.0	2.1%	38.1	2.4%
Foreign governments and international organizations	1.9	0.2%	2.1	0.2%	2.0	0.1%
Public corporations and private enterprises	26.8	2.2%	28.8	2.1%	31.4	2.0%
Non-profit institutions	26.7	2.2%	28.4	2.1%	31.9	2.0%
Households	197.1	16.0%	216.3	15.9%	256.2	16.2%
Payments for capital assets	85.5	6.9%	93.1	6.8%	102.4	6.5%
Buildings and other capital assets	63.7	5.2%	76.1	5.6%	79.5	5.0%
Machinery and equipment	21.8	1.8%	17.0	1.2%	22.9	1.5%
Payments for financial assets	5.6	0.5%	30.3	2.2%	30.3	1.9%
Consolidated expenditure	1 233.5	100.0%	1 364.2	100.0%	1 577.4	100.0%

_________________
Note:
(1)
These figures were estimated by the National Treasury and may differ from data published by Stats SA and the SARB. The numbers in this table are not strictly comparable to those published in previous years due to the reclassification of expenditure items for previous years. Data for the history years have been adjusted accordingly.

Source: National Treasury.

The following table sets forth the Consolidated Government Expenditure as set out in the 2016 MTBPS for the periods indicated. Please note that, while the line items may differ from the 2013-2015 Consolidated Government Budget table, the categories remain the same and can be compared.

Consolidated Government Expenditure by function & economic classification1, 2014/15-2020/21

R billion	2014/15	2015/16	2016/17	2017/18	2018/19	2019/20	2020/21	Average annual growth 2017/18 - 2020/21
	Outcome			Revised	Medium-term estimates
Functional Classification
Learning and culture	251.5	271.0	295.5	317.8	340.7	367.3	395.7	7.6%
Basic education	187.8	202.3	217.1	230.8	249.8	267.2	286.5	7.5%
Post-school education and training	54.6	59.0	68.7	76.7	80.1	88.8	97.0	8.2%
Arts, culture, sport and recreation	9.1	9.7	9.7	10.4	10.8	11.3	12.1	5.3%
Health	148.4	163.5	176.3	189.7	204.5	220.0	235.5	7.5%
Peace and security	165.7	175.6	184.8	195.5	206.2	220.7	235.5	6.4%
Defense and state security	43.2	46.1	47.9	49.8	51.4	54.7	58.2	5.3%
Police services	78.4	83.4	86.9	93.7	100.0	106.8	114.2	6.8%
Law courts and prisons	36.9	38.9	41.3	43.6	46.5	49.7	53.1	6.7%
Home affairs	7.1	7.2	8.7	8.4	8.3	9.5	10.0	6.1%
Community development	156.3	171.9	181.5	193.7	210.2	226.5	243.2	7.9%
Economic development	161.7	171.4	176.7	194.6	202.2	217.7	229.9	5.7%
Industrialization and exports	31.6	34.3	32.3	33.2	36.0	38.9	41.2	7.5%
Agriculture and rural development	24.4	25.2	25.9	26.5	28.1	30.1	31.8	6.3%
Job creation and labor affairs	17.0	16.6	17.9	20.0	21.3	22.5	23.9	6.1%
Economic regulation and infrastructure	74.3	78.9	84.0	97.4	98.7	107.1	112.6	5.0%

2 Note to NT: Please update – Mandatory disclosure requirement.

Innovation, science and technology	14.5	16.4	16.6	17.5	18.1	19.2	20.4	5.2%
General public services	55.7	84.0	66.3	77.4	69.6	72.7	77.1	-0.1%
Executive and legislative organs	11.7	12.8	13.1	14.8	16.2	16.9	17.7	6.1%
Public administration and fiscal affairs	37.0	61.0	41.3	50.3	40.7	43.0	45.9	-3.0%
External affairs	7.0	10.2	11.8	12.2	12.7	12.8	13.5	3.4%
Social development	179.2	198.0	218.2	234.6	251.2	269.0	286.9	6.9%
Social protection	143.7	153.0	165.1	179.1	192.8	207.3	221.7	7.4%
Social security funds	35.5	45.0	53.1	55.5	58.4	61.7	65.2	5.5%
Allocation by functional classification	1 118.7	1 235.4	1 299.2	1 403.3	1 484.5	1 594.0	1 703.8	6.7%
Contingency reserve					3.0	5.0	8.0
Debt-service costs	114.8	128.8	146.5	163.3	183.1	203.3	223.4	11.0%
Consolidated expenditure	1 233.5	1 364.2	1 445.7	1 566.6	1 670.6	1 802.3	1 935.1	7.3%

Consolidated Government Expenditure by functional & economic classification1, 2014/15-2020/21 (continued)
	2014/15	2015/16	2016/17	2017/18	2018/19	2019/20	2020/21	Average annual growth 2017/18 – 2020/21
R billion	Outcome			Revised	Medium -term estimates
Economic classification
Current payments	744.3	805.0	872.0	939.6	1014.4	1097.9	1180.8	7.9%
Compensation of employees	437.4	473.1	510.3	549.3	587.9	629.9	677.8	7.3%
Goods and services	185.5	195.6	208.1	220.0	236.4	255.8	270.2	7.1%
Interest and rent on land	121.4	136.3	153.6	170.4	190.0	212.2	232.7	11.0%
of which Debt-service costs	114.8	128.8	146.5	163.3	183.1	203.3	223.4	11.0%
Transfers and subsidies	398.1	435.8	472.9	505.1	543.1	584.8	627.1	7.5%
of which Capital transfers	59.7	62.0	67.6	71.7	77.4	81.7	0.0
Provinces and municipalities	95.8	107.9	112.5	120.7	131.9	143.3	155.9	8.9%
Departmental agencies and accounts	24.2	23.4	25.2	24.9	26.2	27.7	30.9	7.5%
Higher education institutions	25.5	29.0	30.9	38.1	38.9	41.0	43.2	4.3%
Foreign governments and international organizations	1.9	2.1	2.2	2.0	2.1	2.2	2.3	5.4%
Public corporations and private enterprises	26.8	28.8	32.8	31.4	33.7	36.2	38.1	6.8%
Non-profit institutions	26.7	28.4	29.6	31.9	34.0	36.2	38.4	6.4%
Households	197.1	216.3	239.8	256.2	276.3	298.2	318.2	7.5%
Payments for capital assets	85.5	93.1	93.6	102.4	105.1	109.3	113.8	3.6%
Buildings and other capital assets	63.7	76.1	72.8	79.5	83.1	86.7	90.0	4.2%
Machinery and equipment	21.8	17.0	20.8	22.9	22.1	22.6	23.8	1.3%
Payments for financial assets	5.6	30.3	7.2	19.5	5.0	5.2	5.5	-34.4%
Allocation by economic classification	1233.5	1364.2	1445.7	1566.6	1667.6	1797.3	1927.1	7.1%
Contingency reserve	-	-	-	-	3.00	5.00	8.00
Consolidated expenditure	1233.5	1364.2	1445.7	1566.6	1670.6	1802.3	1935.1	7.3%

_________________
Note:
(1)          Consisting of national, provincial, social security funds and public entities.
Source: National Treasury.

Taxation

Taxation in South Africa is administered by South African Revenue Service (SARS), an autonomous body managed by a board of directors and established by legislation to collect revenue and ensure compliance with tax law. SARS’ vision is to be an innovative revenue and customs agency that enhances economic growth and social development and supports South Africa’s integration into the global economy in a way that benefits all South African citizens. Among others, SARS collects personal income tax, company tax, value added tax, customs duties on imports, excise duties on prescribed goods, fuel levies and various other taxes.

While most tax revenues are collected at the national level, municipalities impose and collect property taxes. In addition, the main sources of revenue (although limited in scope) for provinces are motor vehicle license fees and gambling taxes. Non-tax user charges are levied principally by municipalities and extra-budgetary institutions, such as universities, museums, statutory research councils and public entities.

The National Government aims to maintain and strengthen a tax system that is fair, efficient and internationally competitive, while meeting fiscal policy requirements. Recognizing that improving tax administration and collection are essential steps towards achieving meaningful tax reform in the future, the National Government seeks to narrow the tax compliance gap and broaden the tax base. It is the National Government’s policy to keep tax law as simple as possible in order to minimize collection and compliance costs and to monitor the tax system on a continuous basis.

Personal Income Tax

South Africa has a progressive personal income tax system whereby income categories in different brackets are taxed at different rates. As of 2017 for individuals earning between R0 and R189,880, a tax rate of 18.0% is levied. This is the lowest tax bracket, with four other brackets being applied to higher income earners. The top bracket has a tax rate of 45.0%, and it applies to individuals earning more than R1.5 million The tax system also provides primary rebates for all taxpayers, as well as secondary rebates for people aged 65 years and older, and a tertiary rebate for people 75 years or older. In practice, it means that people earning less than R75,750 will not pay any tax, while those aged 65 years and older will not pay tax if they earn less than R117,300. For those older than 75 years, the tax threshold is R131,150.

The National Government has over the past ten years adjusted income tax brackets to take account of the effects of inflation on income tax paid by individuals.

Tax deductions on personal income tax include deductions for pension contributions, while tax credits are provided for individuals belonging to medical aids. In addition, interest income of up to R22,800 is tax exempt for individuals younger than 65 years and R33,000 for those 65 years and older.

Company Tax

Over the past few years, South Africa has reduced the headline corporate income tax rate from 40.0% in 1994 to 28.0% currently. The secondary tax on companies (STC) of 10.0% has been replaced by a 15.0% tax on dividends, withheld from the dividends distributed to the recipient and not paid by the company distributing the dividends. The dividends withholding rate was increased to 20.0% during Budget 2017.

Small business corporations (SBCs) with an annual turnover less than R20 million have certain special tax provisions. They are taxed on a graduated scale with the first R75,750 being tax free. There are also 7.0% and 21.0% brackets, with only earnings in excess of R550,000 taxed at 28.0%. In addition, SBCs may benefit from increased depreciation of assets. There is also a turnover tax option for businesses with an annual turnover of less than R1 million, in an attempt to minimize their compliance burden, while investors are encouraged to fund small businesses through a Venture Capital Company regime. Investments in VCCs are tax deductible, provided that the investments meet the necessary requirements. Since 2014, entities which provide grant funding to small businesses will not be taxed on their accruals and receipts, while grant funding in the hands of small businesses is also tax exempt, regardless of source.

Capital gains tax is levied on any capital gains realized by individuals and companies. Individuals are taxed at their marginal income tax rate, with a 40.0% inclusion rate. Primary residences have an exemption of R2 million. Companies are taxed at the corporate income tax rate of 28.0%, with an 80.0% inclusion rate.

South African tax legislation contains certain corporate reorganization rollover rules. These rules are intended to facilitate the tax free transfer of assets in specified circumstances. Taxpayers may not generally deduct interest incurred in respect of loan funding used to acquire shares because shares generally only produce exempt income. However, taxpayers can indirectly obtain a deduction for interest when acquiring shares of a target company when the acquisition is associated with certain rollover reorganization. The rollover rules were never intended to enable interest deductions when those deductions would not otherwise be available. A measure to control interest deductions in respect of debt used to procure, enable, facilitate or fund certain reorganization transactions has been introduced.

The concept of “headquarter company” was introduced with effect from January 1, 2011. Headquarter companies enjoy certain tax and exchange control relief and the concept is aimed at positioning South Africa as a holding company gateway for foreign multinationals into Africa.

 In order to qualify as a headquarter company, certain requirements must be met, inter alia:

•	a headquarter company must be a South African resident company;

•
each shareholder of the company (whether alone or together with any other company forming part of the same group of companies as the shareholder) holds 10.0% or more of the equity shares and voting rights in that company;

•
at least 80.0% or more of the cost of the total assets of the company is attributable to any interest in equity shares in, any amount loaned or advanced to, or any intellectual property as defined that is licensed by the headquarter company to, any foreign company in which the headquarter company held at least 10.0% of the equity shares and voting rights; and

•
where the gross income of the headquarter company exceeds R5 million, at least 50.0% or more of its gross income consists of rental, dividends, interest, royalty or service fees paid by a foreign company, and/or proceeds from the disposal of equity shares in a foreign company or of any intellectual property which had been licensed by the headquarter company to the foreign company.

Distributions from collective investment schemes (CIS), follow the flow-through principle, meaning that the income (e.g. interest, dividends, etc.) received by the CIS in securities will retain its nature when distributed to the CIS unit holders. If the income is not distributed within 12 months it will be taxed at CIS level. Real estate investment trusts (REIT’s) have their own taxation regime, and although income is taxed at REIT level, the flow through principle applies for distributed income. Distributed income is tax deductible at REIT level, while REITs are not subject to capital gains tax on disposal of their real estate assets.

A withholding tax on interest took effect on January 1, 2015. As a result, all interest paid to non-residents is taxed at a final withholding tax rate of 15.0% and is payable within 14 days after the end of the month during which the interest is paid. However, the withholding charge is subject to some exemptions, including debt issued by government and debt listed on an exchange. The exemption of interest owed by domestic banks does not include back-to-back loan agreements designed to circumvent the 15.0% withholding tax (e.g., if the bank acts as an intermediary to facilitate the unlisted borrowing of funds by a domestic company from a foreign lender).

In addition to the exemption for mobile portfolio debt capital, cross-border interest withholding contains three additional exemptions which apply to: (a) trade finance; (b) certain foreign payers and foreign payees; and (c) certain forms of debt owed by a headquarter company. South African double tax agreements with low tax jurisdictions that provide for a zero withholding rate will be renegotiated.

In addition to withholding taxes on interest and dividends, offshore royalty payments are also subject to a 15.0% withholding tax. All withholding taxes are subject to double tax treaty provisions. South Africa has an extensive double tax treaty network with over 70 countries.

International transactions are subject to rules dealing with transfer pricing and controlled foreign companies. As a G20 country member, South Africa is part of the Base Erosion Profit Shifting (BEPS) project conducted by the Organization of Economic Cooperation and Development (OECD). Following the conclusion of the first part of the project, South Africa is in the process of aligning its relevant processes and legislation to OECD proposals. This includes subscribing to the country by country (CbC) reporting arrangement, whereby participating countries will be compelled to collect and share information on multinationals operating in their countries.

As of January 1, 2011, a controlled foreign company includes a foreign company where more than 50.0% of the total participation rights in that foreign company is not only directly held, but also indirectly held by one or more persons that are South African residents other than persons that are headquarter companies. If one or more South African residents hold more than 50.0% of the participation rights in an offshore cell, the cell will be deemed to be a controlled foreign company without regard to ownership in the other cells. As of April 1, 2012, the ownership threshold in respect of the dividend and capital gain participation exemptions in relation to foreign shares was reduced from 20.0% down to 10.0%. This lower threshold is consistent with the global economic concept of direct foreign investment and that of the South African exchange control requirements.

Effective April 1, 2012, transfer pricing rules were modernized to be in line with the OECD guidelines. The amendment will shift the focus from goods and services to a broader category of “cross-border transactions, operations, schemes, agreements or understandings” that have been effected between, or undertaken for the benefit of connected persons. The new transfer pricing rules are closely aligned with the wording of the OECD and UN Model Tax Conventions and are in line with tax treaties and other international tax principles.

In relation to the thin-capitalization provisions, the new amendments effectively took away the Commissioner’s discretion to determine whether or not financial assistance provided to a South African resident by a non-resident who is connected to the resident, is excessive in relation to the fixed capital of the recipient of the financial assistance. The taxpayer will now be obliged to ensure that all its transactions are done on an arm’s length basis.

Further, the thin capitalization rules have now been merged directly into the transfer pricing rules. The transfer pricing rules will henceforth be used to deny deductions for interest that would not have existed had a South African entity not been thinly capitalized with excessive debt.

A new uniform system of source rules was introduced on January 1, 2012. The new uniform system combines the common law, pre-existing rules and tax treaty principles. These source rules will loosely reflect implicit tax treaty principles, with a few added built-in protections, so that the South African system is globally aligned. The new source rules eliminate the concept of deemed source. South African sources of income are now fully defined and items of income falling outside these definitions will be treated as foreign source income, unless a particular category of income is not expressly defined, in which case the common rules will continue to apply.

Investors in equity funds constituted as partnerships or trusts will be granted tax relief and will be regarded as having a permanent establishment in South Africa merely by virtue of their investment. This tax relief places limited partners of trust beneficiaries in the same position had these investors invested directly in the underlying assets of the partnership or trust. The investors will not be exposed to South African tax merely because of the portfolio management activities carried on in South Africa. However, management fees of the South African manager, general partner or trustee will remain taxable in South Africa. To qualify for this relief the investor must satisfy the following requirements: (a) the partner or trust beneficiary must have limited liability like a shareholder of a company; (b) the partner or trust beneficiary must not participate in the effective management of the business of the partnership or trust; (c) the partner or the trust beneficiary must not have the authority to act on behalf of the partnership or trust or on behalf of the members of the partnership or trust; and (d) the partner or trust beneficiary must not render any services to or on behalf of the partnership or trust.

A new definition of a “foreign partnership” was introduced into the Income Tax Act for tax years commencing after October 1, 2010. The purpose of the new definition is to ensure that entities like limited liability partnerships or limited liability companies and similar hybrid entities are not treated as companies when they are in fact partnerships. The new definition therefore synchronizes the South African tax treatment of these entities with foreign tax practice. To qualify as a foreign partnership, an entity must be a partnership, association or body of persons established or formed under foreign law.

South Africa has introduced specific provisions in the various tax acts (Income tax Act, Value Added Tax and Securities Transfer Tax) to cater for Islamic finance. In 2014, the legislation was amended to also allow SOEs to issue a Sukuk, following the successful issue of a Sukuk by the South African government. The changes were introduced to place the above mentioned products on an equal footing with conventional finance products.

In an effort to encourage conservation of South Africa’s rich biodiversity, the Income Tax Act contains tax incentives (introduced in the 2008–2009 Budget) for private landowners that have entered into bilateral agreements to conserve and maintain a particular area of land on behalf of the National Government under the terms of the National Environmental Management: the Biodiversity Act of 2004 and: National Environmental Management: the Protected Areas Act of 2003. Landowners are eligible for income tax deductions for environmental maintenance and rehabilitation expenses as well as the loss of the right to use land associated with biodiversity conservation and management under the terms of these agreements. Furthermore, the mineral and petroleum royalty regime came into effect in two phases: Section 1 of the Royalty Act came into effect on November 1, 2009, and the rest of the Royalty Act came into effect on March 1, 2010. Variable royalty rates will apply according to two separate formulae for refined and unrefined minerals. The tax base is gross sales less certain expenses.

South Africa levies a securities transfer tax (STT) on the transfer of both listed and unlisted shares at a rate of 0.25%. There are exemptions for securities backed lending transactions, and the STT only applies to equity securities.

Depreciation allowances, including the increased depreciation relief for urban development zones, are available to taxpayers that invest in (by erecting or refurbishing) any commercial or residential building within specified urban development zones. The allowance is deductible in the year the erected building or the refurbished part of the building is brought into use by the taxpayer for purposes of trade, and this depreciation relief will benefit owners, users or lessors of such buildings.

The amount of the allowance is dependent on whether the taxpayer erects a new commercial or residential building or refurbishes an existing commercial or residential building. Taxpayers that erect a new commercial or residential building within a specified urban development zone will be allowed an 11-year write-off period. In addition, 20.0% of the cost to the taxpayer of the erection or extension of or addition to that building, which is deductible in the year of assessment during which that building is brought into use by that taxpayer solely for the purposes of that taxpayer’s trade and 8.0% of that cost in each of the ten succeeding years of assessment. Depreciation relief has also been afforded to environmental production and post-production assets.

Both sets of assets must be ancillary to the manufacturing process, of a permanent nature and utilized to fulfill environmental obligations. Environmental production assets are eligible for a 40:20:20:20 rate of depreciation, while the rate of relief for environmental post-production assets (e.g. dams or disposal facilities) is 5.0% per annum (i.e., a 20-year straight-line write-off period).

Consolidated Government Revenue

Revenue Outcomes and revised estimates

Gross tax revenue collections for 2016/17 amounted to R1.14 trillion, lower by R0.3 billion than the 2017 Budget estimate. In 2016/17, the largest shortfall against the 2017 Budget estimate was in customs duties (-R1.9bn), which slowed in tandem with falling import growth. Personal income tax (-R1.3bn), value-added tax (VAT)(-R0.8bn) and corporate income tax (-R0.7bn) also performed below projections. These shortfalls were offset by higher-than-projected dividend withholding taxes amounting to R5.4 billion. This windfall may have resulted from artificial declarations of dividend payments before the effective date to avoid the higher tax rate introduced in the 2017 Budget.

The lower outcomes in 2016/17 explain part of the shortfall in the current year. However, revenue growth has remained weak, even as the economy emerged from recession in the second quarter of 2017. For the first six months of 2017/18, gross tax revenue grew by 5.9% year-on-year against a target of 10.7%. All tax instruments are performing poorly, with large shortfalls for personal and corporate income tax, and dividend withholding tax. The National Treasury projects a tax revenue shortfall of R50.8 billion in 2017/18 compared with the 2017 Budget estimate.

Revenue weakness reflects a number of economic factors:

•	Growth in key sectors that have supported buoyant revenue collection – such as finance, retail and telecommunications – has slowed.

•	Personal income tax collection has been affected by low bonus payments, moderate wage settlements, job losses and a slower expansion of public-sector employment.

•	Corporate income tax under-collections in the first half of 2017/18 resulted from persistently weak growth and commodity price volatility.

•	Weak investment and household consumption led to a sharp contraction in imports in 2016, affecting VAT and customs duties.

•	The stabilization of the Rand has lessened the impact of import taxes and revenue on profits in traded sectors, such as mining.

Table 3.1 Gross tax revenue
	2016/17			2017/18
R billion	Budget[1]	Outcome	Deviations	Budget[1]	Revised	Deviations
Persons and individuals	425.8	424.5	-1.3	482.1	461.3	-20.8
Companies	205.1	204.4	-0.7	218.7	213.9	-4.8
Value-added tax	290.0	289.2	-0.8	312.8	301.3	-11.4
Dividend withholding tax[2]	25.7	31.1	5.4	34.2	31.6	-2.6
Specific excise duties	35.7	35.8	0.1	39.9	37.4	-2.5
Fuel levy	63.0	62.8	-0.2	70.9	70.1	-0.8
Customs duties	47.5	45.6	-1.9	52.6	47.2	-5.4
Ad-valorem excise duties	3.4	3.4	0.0	3.6	3.6	-0.0
Other	48.2	47.3	-0.9	50.7	48.4	-2.3
Gross tax revenue	1 144.4	1 144.1	-0.3	1 265.5	1 214.7	-50.8
1. 2017 Budget figures
2. Includes secondary tax on companies
Source: National Treasury

Policy and administrative factors may also be contributing to the shortfall. Behavioral responses to tax increases may be stronger than anticipated and revenue could perform below expectations even if taxes are hiked. Compliance concerns are mounting in the context of tax administration challenges and weakening tax morality. Implementing the recommendations from the Tax Ombud’s report on delays in the payment of VAT refunds by the South African Revenue Service will help to improve taxpayer confidence in revenue administration.

The 2016/17 revenue outcomes, the recent recession and the changing composition of economic growth underline the need for caution when estimating revenue growth in the period ahead. Compared with the 2017 Budget, nominal GDP growth forecasts have been revised down by about 1.5 percentage points per year between 2017/18 and 2019/20. Forecasts for nominal growth in gross tax revenue have been revised down by an annual average of 2.2% over the same period.

Financing

The following table sets forth the financing of the net borrowing requirement of the National Government for the six fiscal years ended March 31, 2017 and estimated amounts for the fiscal year ending March 31, 2018.

Financing of the Net Borrowing Requirement of the National Government

	2013	2014	2015	2016	2017	Revised estimate 2018(3)
Borrowing
Revenue	800,142.3	887,265.1	965,456.8	1,075,211.0	1,135,506.60	1,193,457.00
Expenditure	965,495.6	1,047,758.6	1,132,037.2	1,244,626.0	1,303,749.30	1,413,101.00
Main Budget balance(1)	(165,353.3)	(160,493.5)	(166,580.4)	(169,415.0)	(168,242.70)	(219,644.00)
% of GDP	(5.0)%	(4.4)%	(4.3%)	(4.1%)	(3.82%)	(4.70%)
Financing
Domestic short-term loans (net)	22,555.0	23,048.0	9,569.0	13,075.0	40,507.00	33,000.00
Domestic long-term loans (net)	125,767.8	149,414.1	157,014.0	146,172.0	116,684.30	175,093.00
Market loans	161,557.7	172,112.2	192,414.0	176,795.0	175,070.40	200,700.00
Loans issues for switches	(3,851.8)	(1,135.3)	(1,160.0)	(2,479.0)	(1,036.40)	(1,030.00)
Redemptions	(31,938.1)	(21,562.8)	(34,240.0)	(28,144.0)	(57,349.70)	(24,577.00)
Foreign loans (net)	(11,622.0)	377.8	8,361.0	(3,879.0)	36,380.70	29,807.00
Market loans	—	19,619.1	22,952.0	__	1,111.30
Loans issues for switches	__	__	__	__	__	__
Arms procurement loan agreements	60.6	—	—	__	__	__
Redemptions (including revaluation of loans)	(11,682.6)	(19,241.3)	(14,591.0)	(3,879.0)	(15,689.90)	(4,088.00)
Change in cash and other balances(2)	28,652.5	(12,346.4)	(8,363.6)	14,047.0	(25,329.30)	(18,256.00)

Total	165,353.3	160,493.5	166,580.4	169,415.0	168,242.70	219,644.00

_________________
Notes:
(1)          A negative number reflects a deficit and a positive number a surplus.
(2)          A positive change indicates a reduction in cash balances.
(3)          Numbers as published during the October 2017 MTBPS.
Source: National Treasury.

In addition to transfers received from the National Budget and their own provinces’ revenue collections, Provincial Budgets are financed by means of opening balances and concessionary and non-concessionary funding such as loans by the DBSA. The deficit of the National Budget is financed mainly by domestic and foreign loans. The provinces are barred constitutionally from raising loans for current expenditure. Loans for bridging finance may be advanced, however, provided that the provinces redeem such loans within 12 months following the date on which they are obtained, and any special conditions be specified in an act of Parliament which is required to be recommended by the Financial and Fiscal Commission. In addition, the National Government may not guarantee any provincial or local government loans, unless the guarantee complies with the norms and conditions for such guarantee as set out in an act of Parliament. See “Public Finance—Background.”

Public Enterprises

The National Government owns a number of public enterprises (otherwise known as state-owned entities). The ministers under whose departments these enterprises fall act as the “Executive Authority” over these entities, taking up the role of shareholder on behalf of government. The ministers that act as the Executive Authority include the Minister of Public Enterprises, the Minister of Communications, the Minister of Energy, the Minister of Transport and various other ministers of the National Government.

The Executive Authority oversees the operations of the public enterprise, including the appointment of board members, the entering into of shareholder compacts with the public enterprise, approving major transactions, and the monitoring of performance. The National Treasury is responsible for financial oversight over all the public enterprises, including the review of major transactions, funding requests and applications for guarantees.

Parliament plays a significant role in the oversight of public enterprises through a number of committees that have been assigned responsibility for oversight over public enterprises. These committees include the Parliamentary Portfolio Committee on Public Enterprises, which is responsible for oversight over the Department of Public Enterprises and the key public enterprises that report to the department, the Parliamentary Portfolio Committees responsible for oversight of the various sectors in which public enterprises operate, and the Select Committee on Public Accounts, which is responsible for financial oversight.

The infrastructure investment program/programs of the public enterprises are aimed at delivering infrastructure to enhance economic growth and alleviate poverty. Public enterprises are expected to invest R405.5 billion in capital expenditure between 2016/17 and 2018/19. The main public enterprises responsible for delivering this growth are the electricity utility, Eskom, the freight transportation company, Transnet, the national oil company, the Petroleum, Oil and Gas Corporation of South Africa (Pty) Limited (PetroSA), which is a subsidiary of the Central Energy Fund, and the South African National Roads Agency Limited (SANRAL).

The National Government has issued formal contractual guarantees in respect of certain indebtedness of the public enterprises, inter alia, to support the capital investment program/programs of the public enterprises. Such guarantees are issued in accordance with the Public Finance Management Act (PFMA). All guarantees are issued jointly by the Minister of Finance and Executive Authority for the relevant public enterprise in terms of the PFMA. The National Government’s aim is for public enterprises to borrow on the strength of their own balance sheets without explicit recourse from the National Government. However, if a clear need for shareholder support is identified, a guarantee for a public enterprise may be provided on application. In such applications, the public enterprise is required to provide a sound business case, ensuring long-term financial sustainability. In extending guarantees, the National Government remains mindful of the guideline of 60.0% of GDP that has been set for total debt, provisions and contingent liabilities.

Over and above Eskom, Transnet and SANRAL, who have guarantees from the National Government, the current status of some of the more significant public enterprises over the last four fiscal years is set out below.

Guarantees of Public Enterprises
	2012/13		2013/14		2014/15		2015/16
	Total guarantee amount	Total exposure amount	Total guarantee amount	Total exposure amount	Total guarantee amount	Total exposure amount	Total guarantee amount	Total exposure amount
Rand (million)
Eskom	350,000	103,523	350,000	125,125	350,000	149,944	350,000	174,586
SANRAL	38,687	19,482	38,957	23,866	38,947	32,436	38,947	35,358
TCTA	25,530	20,460	25,669	20,516	25,590	20,807	25,755	21,173
DBSA	28,589	25,621	29,631	25,747	12,857	4,135	13,892	4,355
IDC	2,146	575	1,820	504	1,620	344	1,988	243
Land Bank	1,893	893	3,500	1,097	6,600	2,098	6,600	5,304
Denel	1,850	1,850	1,850	1,850	1,850	1,850	1,850	1,850
PRASA	1,400	133	1,220	92	1,217	48	1,400	2
SAA	7,906	2,238	7,901	5,010	14,394	8,419	14,394	14,394
Transnet	3,500	3,757	3,500	3,757	3,500	3,757	3,500	3,757
SABC	1,000	167	1,000	—	—	—
SA Express	—	—	539	539	1,106	539	1,106	539
SAPO	—	—	—	—	1,940	270	4,440	1,270
SARB	—	—	—	—	7,000	—	3,000
Telkom	284	90	356	110	227	100	290	128
Other Entities	4,219	1,449	2,535	1,355	2,560	1,147	2,755	1,022
Total	467,004	180,239	468,478	209,568	469,408	225,894	469,917	263,981

Source: National Treasury.

Eskom Limited (Eskom)

Eskom is a state-owned company responsible for electricity generation, transmission and distribution in South Africa. Eskom generates approximately 90.0% of electricity used in South Africa and approximately 40.0% of the electricity is used in Africa. Eskom directly provides electricity to about 45.0% of all end‑users in South Africa. The other 55.0% is resold by redistributors (including municipalities).

While most of Eskom’s business is within South Africa, the company also buys and sells electricity in the SADC region. Eskom’s involvement in African markets beyond South Africa is currently limited to projects that have a direct impact on securing supply of electricity for South Africa. Eskom is investigating additional opportunities in the SADC region.

Eskom’s capital expenditure (capex) program is well underway. Eskom has committed to a capital expansion program of R370 billion for the five-year period to 2021/22 and has consistently spent over R50 billion per annum on capex in the past three years. Key achievements of the program include commercialization of all four units of Ingula during the year, with a nominal capacity of 331MW each, supplementing the capacity added by Unit 6 of Medupi Power Station, commissioned in 2015/16 financial year.

In line with the National Energy Regulator of South Africa (NERSA’s) allowed price increase of 8.0% per annum over the third multi-year price determination (MYPD3) period, which was lower than the 16.0% that Eskom had applied for, Eskom had to reduce and reprioritize expenditure in some areas. Eskom has introduced the Business Productivity Programme (BPP), which aims to deliver cost savings of R61.9 billion in operating and capital costs, as well as working capital, over the MYPD3 period. For the year ended March 31, 2017, BPP savings of R20.2 billion (March 2016: R17.5 billion) were achieved against a target of R17 billion; inception-to-date savings amount to R48.7 billion against a target of R43 billion.

The Board approved an updated borrowing program of R337 billion, covering the period April 1, 2017 to March 31, 2022. Funding raised during the year ended March 31, 2017 amounted to R57.4 billion (2014/15: R53.5 billion). Over the MYPD3 period, Eskom will continue to be reliant on government support through the R350 billion guarantee facility that the Government has made available, of which Eskom had committed R254 billion in Government guarantees, with a further R84 billion awaiting approval or having been earmarked for funding under negotiation as at March 31, 2017.

Group revenue for the year increased by 8.0% to R177 billion (2015/16: R164.2 billion), reflecting the impact of the 9.4% tariff increase partially offset by lost sales volumes due to depressed macroeconomic conditions and customers becoming more energy efficient and also moving to other energy alternatives. Primary energy costs declined by 2.3% on prior year to R82.8 billion, mainly due to reduced reliance on Open-Cycle Gas Turbines (OCGTs) given the improved plant availability, additional new generation capacity and reduced coal costs. The contribution of IPP costs to total primary energy costs increased to 23.9%, from 17.8% in 2015/16, however IPPs currently only comprise 5.0% of electricity production (2015/16: 4.0%). It is positive to see that the cost per kW of electricity per IPP contracted to supply electricity to the grid has declined with each round of contracts signed. Earnings before interest, tax, depreciation & amortisation (EBITDA) improved to R38 billion, however group net profit fell by 83.0% on prior year to R0.9 billion (2016: R5.2 billion). This was due to the significant increase in financing costs and depreciation as plants are brought into commercial operation. Cash and cash equivalents plus investment in securities, was R32.5 billion (2016: R38.7 billion) as at March 31, 2017.

Following a Constitutional Court judgement in favor of Eskom and NERSA, Eskom is now awaiting NERSA’s decision on the adjudication and implementation of all the submitted Regulatory Clearing Account (RCA) applications for 2014/15, 2015/16 and 2016/17.

In addition, Eskom has submitted a revenue application for 2018/19, which equates to a standard tariff price increase of 19.9%. NERSA has undertaken public consultations between October 30 to November 17, 2017 and has announced a tariff increase of 5.23% on 15 December 2017. Subsequent to this decision, NERSA also announced that Eskom’s RCA applications will be considered following a due regulatory process.

Eskom is regaining control of its electricity system after years of facing generation challenges and trials of unplanned maintenance and breakdowns. The sustained improvement of the reserve margin contributed to no load shedding during the year to March 31, 2017. Due to decline in local demand and increased capacity arising from new generation plants, Eskom is currently experiencing surplus capacity. Therefore, Eskom is evaluating the available options to manage surplus capacity, including putting stations in cold reserve or decommissioning them. .

As at March 31, 2017, a total of 60 Independent Power Producers (IPP) projects were connected to the grid. However, no Power Purchase Agreements (PPAs) for Bid windows 3.5 to 4.5 have been signed since September 2016 due to the concerns raised by Eskom regarding the pace at which the Renewable Energy program has been rolled out. A task team comprising of Government Departments and Eskom officials was established to with the aim of resolving and agree on a proposed way forward.

On August 30, 2017, the Ministers of Energy (MoE) and Public Enterprises (collective known as responsible Ministers) convened a meeting which was also attended by representatives from the National Treasury, Eskom and the IPP Office to discuss this impasse and agreed on a solution. The agreement reached was that Eskom would sign the outstanding PPAs pertaining to Bid Windows 3.5, and 4 under the REIPPPP. In addition, they agreed that a post-implementation review of the REIPPPP should be undertaken to determine whether the programme has achieved its envisaged targets in order to inform the future rollout of the REIPPPP.

Subsequently on September 1, 2017, the former MoE in her capacity as procurer of the IPP programme announced that:

•	The PPAs for Bid Windows 3.5 and 4 will be signed by end October 2017;

•	The DoE, through the IPP-Office, is to engage with all affected parties to renegotiate the tariff to a price not higher than 77c/kWh;

•	Eskom must ensure all contracts are in place for signing on October 28, 2017;

•
All future programmes are to be put on hold until a proper review is done and to allow the Integrated Energy Plan (IEP) and Integrated Resource Plan (IRP) to be concluded that will give an indication of the capacity needed.

Although the PPAs were not signed on the announced date, the MoE has announced that the department is still committed to signing the PPAs.

For the financial year ended March 31, 2017, Eskom received a qualified audit opinion for its failure to comply with the Public Finance Management Act (PFMA) requirements as reported by their external auditors, SizweNtsalubaGobodo on the June 23, 2017. The auditors reported that the entity failed to exercise adequate oversight responsibility regarding compliance with the PFMA which resulted in instances of irregular expenditure amounting to R2.9 billion.

The qualified audit opinion arises as a result of the auditors being unable to conclude that the irregular expenditure as disclosed in the note 52 of the annual financial statements includes all the irregular expenditure that was incurred by the company for the 2016/17 financial year.

The Eskom Board has approved a mitigating plan that addresses all the issues raised by the external auditors and DBSA. National Treasury, the Department of Public Enterprises are working closely with Eskom to monitor the implementation of this plan in order to avoid a further audit qualification at year end.

Transnet SOC Limited (Transnet)

Transnet is a public company, wholly-owned by the South African Government, and is the custodian of rail, ports and pipelines infrastructure in South Africa. Transnet is responsible for enabling the competitiveness, growth and development of the South African economy through delivering reliable freight transport and handling services. Transnet has five operating divisions:

•
Freight Rail, the largest of the five operating divisions, operates 30,400 kilometers of rail network across South Africa which transports bulk, break-bulk and containerized freight. The rail network and rail services provides strategic links between the mines, production hubs, distribution centers and ports, and connects with the cross-border railways of the region.

•
Transnet Engineering provides refurbishment, maintenance, upgrades and manufacturing services of rolling stock and specialized equipment for the other operating divisions of Transnet as well as external clients. It also houses the company’s research and development unit to capture opportunities for technology innovation.

•
Transnet National Ports Authority provides port infrastructure and marine services at the eight commercial seaports in South Africa. The division’s core functions include the planning, provision, maintenance and improvement of port infrastructure.

•	Transnet Port Terminals provides cargo-handling services at the ports which is critical in supporting the South African Government’s export-led growth strategy.

In addition, Transnet has operations in Lesotho, Namibia, Swaziland and Mozambique and it plans to expand further into the rest of Africa. The tariffs charged by the National Ports Authority and Pipelines are determined by independent regulators, namely the Port Regulator and the National Energy Regulator of South Africa.

Transnet adopted the Market Demand Strategy (MDS) in 2012 which is currently in its sixth year of implementation. The strategy is aimed at creating capacity ahead of demand with the capital investment program. The capital investment plan was initially estimated to be R300 billion over the initial seven-year period. However, with the MDS now in its sixth year this has been revised to R229.4 billion over the next seven years due to the slowdown in economic activity. The program is expected to reduce the cost of doing business in South Africa and facilitate the switch from road transport to rail in order to reduce carbon emissions. The infrastructure upgrades and expansion will improve efficiency and address the current capacity constraints. The majority of the capital expenditure will be dedicated to the rail sector. Transnet’s focus in the rail sector is to increase rail market share by stabilizing and optimizing existing flows and targeting the migration of rail-friendly commodities from road to rail.

Transnet’s revenue for the 2016/17 financial year increased by 5.63% to R65.5 billion (2015/16: R62.2 billion), this is mainly attributable to a recovery in Transnet Freight Rail revenue, the group’s largest division. The division experienced a widespread increase in volumes transported, benefit from improving conditions in the mining sector, where the majority of the division’s clients are based. In addition, the Port Terminal and Pipelines divisions contributed to the growth by bulk and break bulk and container volumes and a 23.0% increase in allowable revenue granted by the National Energy Regulator of South Africa.

In the period under review, Freight Rail contributed 53.0% of the revenue generated by the group and Transnet Port Terminal contributed 15.0%. Pipelines contributed the least to revenue, accounting for only 6.0% of Transnet’s revenue.

Operating costs increased by 5.6% to R37,9 billion (2015/16: R35.9 billion), management implemented numerous cost-reduction initiatives throughout the Group to assist contain cost increases.

Consequently, earnings before interest, taxation, depreciation, impairment and amortization (EBITDA) increased by 5.0% to R27.6 billion (2015/16: R26.3 billion), resulting in the EBITDA margin remain flat at 42.1% in 2016 (2015/16: 42.2%).
A significant component of the investment plan is geared towards infrastructure, sustainability and capacity creation to support Transnet’s strategic objectives
In 2016/17 Transnet spend R21.4 billion in 2016/17. Progress in key investment programs included.
•
Locomotives – R6 billion has been spend on the acquisition of locomotives. 197 locomotives have been accepted into operation, these of the 1064 locomotives Transnet plans to acquire for the General freight rail business;

•	Capitalized maintenance – R6.2 billion was used to maintain the company’s rail infrastructure (R2 billion) and rolling stock (R4.2 billion); and
•	New Multi-Product Pipeline – in 2016/17, R1.5 billion was invested in this project. Transnet aims to increase from 4.4 billion liters per annum to 8.7 billion liters per annum by 2023/24.

Transnet’s borrowings decreased to R124.8 billion in 2016/17, which was a decrease of R9.7 billion from 2015/16 borrowings. Transnet’s borrowings comprised of a mix of short and long term domestic funding sources as well as foreign sources. Domestic funding sources were mainly commercial paper, bank loans and domestic bonds. Foreign funding sources included Development Finance Institutions and Export Credit Agencies. The majority of the funds were used for the operational capital expenditure program and the Market Demand Strategy (MDS) of which R21.4 billion was invested in capital expenditure under the MDS during the 2016/17 financial year.

PetroSA

PetroSA is a wholly-owned subsidiary of the Central Energy Fund (CEF), which in turn is wholly-owned by the State. The Department of Energy acts as PetroSA’s executive authority. PetroSA was formed in 2002 upon the merger of Soekor E and P (Pty) Limited, Mossgas (Pty) Limited and parts of the Strategic Fuel Fund. PetroSA plays a role in the development of the energy sector in South Africa in support of the broader CEF mandate of ensuring security of energy supply.

PetroSA’s core activities include:

•	Exploration and production of oil and natural gas;

•	Participation in and acquisition of local as well as international upstream petroleum ventures;

•	Production of synthetic fuels from offshore gas at the Gas-To-Liquids (GTL) refinery in Mossel Bay;

•	Development of domestic refining and liquid fuels logistical infrastructure; and

•	Marketing and trade of oil petrochemicals.

Moreover, PetroSA operates the FA-EM, South Coast gas fields as well as the Oribi and Oryx oil fields. The producing gas fields provide feedstock to the Mossel Bay GTL refinery. PetroSA is also exploring alternative feedstock supply given the depletion of its gas reserves in the FA-EM field. Outside South Africa, the company has exploration acreage in Equatorial Guinea and Namibia. PetroSA’s GTL refinery produces ultra‑clean, low-sulphur, low-aromatic synthetic fuels and high-value products converted from natural methane‑rich gas and condensate using a unique GTL Fischer Tröpsch technology. Key commodities produced include unleaded petrol, kerosene (paraffin), diesel, propane, liquid oxygen and nitrogen, distillates, eco-fuels and alcohols. Its world-class synthetic fuels and petrochemicals are marketed internationally.

PetroSA operates the following main divisions:

•	Products and Sales: The Trade, Supply and Logistics (TS&L) division is responsible for marketing and selling products and services to customers in South Africa and abroad.

•
Petrochemicals: PetroSA produces several chemicals at its GTL plant in Mossel Bay. These synthetic chemicals fall into two main groups: alcohols and low-aromatic distillates. These products are placed locally and internationally.

•	Crude Oil: PetroSA produces crude from its Oribi and Oryx oil fields, located in Block 9, off the coast of SA. It is estimated that the fields produce 1,800 barrels of oil per day.

•
Commercial Business: In 2006, PetroSA established its Commercial Business in order to facilitate opportunities for players within the petroleum industry from a previously disadvantaged background. Initially, the unit focused on black economic empowerment wholesalers and later expanded its focus to include liquid petroleum gas (LPG).

The CEF group has been faced with sustainability pressures since 2013/2014 financial year mainly as a result of the feedstock shortages (gas feedstock) which is extremely necessary in the sustainable operation of its gas to liquid (GTL) refinery. CEF has responded to the sustainability challenges facing the GTL refinery’s by its decision to convert the GTL refinery into a crude oil processing facility.

In addition, CEF is mitigating against the Group’s worsening financial position through implementation of a number of cost reduction strategies including adoption of a consolidated shared service model and divesture from non-performing projects. CEF has in the 2016/2017 financial period closed dormant subsidiaries (subsidiaries were predominantly intended to house foreign investment of PetroSA).

The CEF Group recorded a 44.0% decline in revenues from R20.7 billion in 2016 to R11.6 billion in 2017. This was mainly due to the decline in the sale of petroleum products, production interruptions at the Ghana Jubilee plant as well as the impact of the once-off sale of strategic fuel stock recorded in the prior year. Group performance was unfavorably affected by changes in the operating model for the refinery, which was necessitated by the declining gas reserves. The new model has partially converted a gas to liquid refinery into condensate processing refinery, resulting in the use of more expensive imported feedstock when compared to the cost of the indigenous gas. The new operating model requires the refinery to operate at its maximum operating capacity in order for the operations to generate adequate margins. Net losses of R599 million were recorded for the year. Cash and cash equivalents for the year were maintained at R15.7 billion; reserves however include restricted cash generated from the sale of strategic stock which may have to be utilized in replacing the stock.

Capex investments significantly declined on prior year to R856 million (2016: R2.3 billion). The lower investment rate is due to the delays in the procurement of the renewable energy projects and the deferral of risky exploration projects while the entity puts in place a longer-term turnaround strategy.

For the 2016/17 financial year the group did not undertake any long-term domestic borrowings and has no immediate plans to borrow in the domestic capital market during the year. PetroSA applied for the renewal of the foreign borrowing limit of US$250 million on April 11, 2017 and received approval from the Minister of Finance on May 14, 2017 for R3 billion, which is the Rand equivalent of USD200 million converted at USD/ZAR1 =15. The additional funding of R750 million was required by the Trade, Supply and Logistics (TS&L) unit of PetroSA and will be utilized for its trading activities and to manage its liquidity gap. An amount of R2.25 billion was to be utilized for the Reserve Based Lending facility which is a revolving credit facility secured against the producing asset of PetroSA Ghana.

ACSA

Airports Company South Africa (ACSA) is a state-owned company (74.6% owned by the South African Government through the Department of Transport, while the Public Investment Corporation SOC Ltd owns 20.0%, Empowerment Investors hold 4.21%, and Staff through the Employee Share Option Scheme the remaining 1.19%). The company is legally and financially autonomous and operates under commercial law. ACSA is mandated to own and operate South Africa’s nine principal airports, including the three major international airports at Johannesburg, Cape Town and Durban (King Shaka). As a result, ACSA is responsible for processing approximately 90.0% of all passengers departing on commercial airlines from airports within South Africa. ACSA has a 30-year concession and a 20-year concession to develop, operate and maintain the Mumbai and Guarulhos International Airports respectively. ACSA earns consultancy fees and return on equity from these investments.

The ACSA Group derives revenue from two streams, aeronautical and non-aeronautical revenue streams accounting for 63.0% and 37.0%, respectively, of the Group’s revenue in the 2016/17 financial year. The former is derived from regulated charges, which consists of aircraft landing and parking charges, and passenger service charges. The non-aeronautical income is derived from commercial undertakings including retail operations, car rental concessions, property leases, car parking, hotel operations and advertising. Another component of non‑aeronautical revenue is generated from international operations. The company aims to increase its non‑aeronautical revenue from the current 37.0% of total revenue to 48.0% in the medium term. ACSA, in partnership with the Brazilian company, Invepar, was successful in a bid to manage the development, maintenance and operation of Guarulhos International Airport in Sao Paulo, Brazil. The consortium owns 51.0% of the airport concession, with 49.0% being held by Infraero, the current airport operator. ACSA owns 20.0% of the consortium with Invepar. Recently ACSA and Munich Airport have established a partnership aimed at sharing knowledge and experiences.

ACSA’s revenue grew by 3.0% to R8.6 billion (2016: R8.3 billion), this was driven by a 3.0% increase in non-aeronautical revenue and an aeronautical growth of 4.0%. ACSA experienced a 3.0% increase in departing passenger numbers from 19.4 million to 20 million in the current year, despite the moderate economic climate and weak growth rate experienced in South Africa. ACSA’s net profit for the year amounted to R2 billion, 5.0% growth from the prior year profit of R1.9 billion. There was a reduction in finance costs due to the early debt redemption strategy (EDR) to settle interest-bearing debt.

The balance sheet of the company remains in good shape with net equity of R19 billion (2016: 17 billion). ACSA’s liquidity position improved to 1.9 times in the 2016/17 financial year from 1.0 times in 2016 as a result of their increased repayment strategy. The interest cover ratio strengthened to 2.5 times from 2.4 times in the prior year, also as a result of the increased repayment strategy.

ACSA adopted an EDR strategy that aims to negotiate with lenders the possibility of early settlement of outstanding debts given the entity’s favorable cash position, which increased by 22.0% to R1.7 billion (2016: R1.4 billion) mainly attributable to ACSA’s increased investment portfolio. The entity’s cash surpluses are invested in domestic money markets instruments and bank accounts. The entity’s corporate plan indicates that, other than funding required for specific assets, the entity does not expect to incur new borrowings to fund operational or capital expenditure as funding may be solely sourced from cash carried over from previous financial years and cash generated from operations. The entity has interest-bearing debt amounting to R9.3 billion (2016: R9.8 billion) which comprises of funding from the following sources: fixed rate bonds (53.0%), DFIs (27.0%) and inflation-linked bonds (20.0%). ACSA plans to repay R296 million during the 2017/18 financial year. The entity has redeemed approximately R7.5 billion of outstanding interest-bearing debt since the inception of the EDR strategy in 2013.

The 2016/17 capital expenditure amounted to R893 million which declined from the R1.3 billion in the prior year. ACSA’s current infrastructure program provides for the continuation of its operations, ensuring efficient refurbishment and replacement of existing infrastructure. There are no major capital investment programs to increase or add new capacity planned until at least 2016/17, owing to adequate capacity.

SANRAL

SANRAL is responsible for the planning, design, construction, rehabilitation and maintenance of South Africa’s national road network to support socio-economic development. The national road system connects all the major centers in the country to each other and to neighboring countries. The South African road network comprises approximately 754,600 kilometers of roads, of which 21,403 kilometers is the national road network. The national highway network currently consists of 16,170 kilometers, which is expected to grow to 35,000 kilometers. South Africa has the longest road network of any country in Africa.

In accordance with the SANRAL Act (1998), the agency is responsible for toll and non-toll roads. These operations are funded separately. Non-toll roads are funded by government allocations, and are not allowed to be cross-subsidized from toll road income, and vice versa. Toll operations can be divided into two types – those funded by SANRAL itself and operated on its behalf, and roads concessioned to private parties under public‑private partnerships. Hence SANRAL’s revenue comes from two primary sources: grants from the National Government for all non-toll roads, and the tolling revenue received from toll roads.

SANRAL awarded 172 contracts worth over R15.9 billion for new works, rehabilitation and improvement, periodic and special maintenance, routine maintenance, community development and other activities during the year ended March 31, 2017. SMMEs earned a total of R4 billion through contracts with SANRAL, more than R2.1 billion of which went to 1,045 blacked-owned enterprises. SANRAL’s skills development program trained 4,257 people, including 1,690 women. SANRAL projects created the equivalent of 19,047 full-time jobs, 11,242 of which were taken up by young people.

SANRAL’s creditworthiness is rated and published by Moody’s Investor Service. SANRAL’s international rating was downgraded in September 2013 to Baa3 (long-term) and P-3 (short-term) with a negative outlook. The downgrade was a result of uncertainty and resistance to the implementation of electronic tolling (e-tolling) on the Gauteng network. On June 27, 2014, this outlook improved to “stable”, however, this was not sustained. In January 2015, the establishment of the e-toll review panel resulted in the outlook being dropped to negative. Following the outcome of the work of the review panel, the Deputy President has since announced the new e-toll dispensation which is currently being implemented, but this is not yet reflected in the entity’s credit rating. In September 2016, Moody’s placed SANRAL’s credit rating on review for downgrade due to deterioration of the Gauteng Freeway Improvement Project (GFIP) cash flows and rising funding challenges.

SANRAL’s debt stock amounted to R48.75 billion (2016: R48.85 billion) as at the end of the 2017 financial year. The marginal decrease in the entity’s borrowings was partially attributable to SANRAL’s reduced ability to raise funding through the debt capital market. Although this is the case, funding through the debt capital markets remained the main source of financing for the entity. Capital market debt funding accounted for 96.0% of total debt funding facilities as at March 31, 2017. During the 2016/17 financial year, R0.78 billion was raised through issuing bonds under the Domestic Medium Term Note program and these funds were used for toll operations. SANRAL is expected to redeem an unguaranteed bond maturing in November 2018.

Trans-Caledon Tunnel Authority (TCTA)

The TCTA was established in 1986. The entity is a specialized liability management entity responsible for bulk raw water infrastructure development. TCTA was originally established to implement a single project, the Lesotho Highlands Water Project (LHWP). In March 2000, TCTA’s notice of establishment was amended to allow for the Minister of Water Affairs (now Minister of Water and Sanitation) to issue directives to TCTA in terms of the National Water Act and the entity has since evolved into being responsible for multiple projects. To date the following directives have been received:

•
Lesotho Highlands Water Project – Delivery tunnel and subsequently fulfillment of the Republic’s financial obligations arising from its treaty with Lesotho signed in 1986 (includes both Phase 1 and Phase 2);

•	Advisory services to Umgeni Water, Water Management Institutions, Water Boards and the Department of Water and Sanitation (DWS);

•	Berg Water Project (BWP);

•	Vaal River Eastern Subsystem Project (VRESAP);

•	Refurbishment of Mooi-Mgeni Transfer Scheme Phase 1* (MMTS1) and implementation of Phase 2* (MMTS2);

•	Olifants River Water Resources Development Project Phase 2C and subsequently, all the remaining phases* (ORWRDP);

•	Komati Water Scheme Augmentation Project (KWSAP);

•	Mokolo-Crocodile Water Augmentation Project Phases 1 and 2 * (MCWAP 1 and MCWAP 2);

•	Metsi Bophelo Borehole Project;

•	Short term solution to Acid Mine Drainage* (AMD);

•	Coordination of Strategic Infrastructure Projects 3 and 18* (SIP3 and 18);

•	Mzimvubu Water Project; and

•	Off-take to the town of Kriel from the Komati Water Supply Augmentation Project.

Implementation of these projects is still on-going

In 2014, the initial R25 billion guarantees provided for LHWP Phase 1 were extended to cover the activities of LHWP Phase 2 and the short-term solution to Acid Mine Drainage (AMD) in the Vaal River area. Commercial funding for the rest of the projects is secured on the basis of income agreements between TCTA and DWS and these agreements determine how costs may be recovered on each project.

Lesotho Highlands Water Project (LHWP): in the past year, TCTA activities included the ongoing management of debt relating to the LHWP, as well as fulfilment of the associated financial obligations of the Government of the Republic of South Africa to the Kingdom of Lesotho. As part of preparations for Phase 2 of the LHWP, TCTA formalized its project engagements with both the Lesotho Highlands Water Commission and the Lesotho Highlands Development Authority. While there has been no need to raise additional funds for the project in 2016/17, the Lesotho Highlands Development Authority, the implementing agent in Lesotho, has made significant progress with the procurement of major engineering services for the Polihali Dam and connecting tunnel to Katse Dam. During the year, TCTA continued to undertake, according to plan, the operation and maintenance of the Outfall Tunnel North, an important element of the LHWP-1 infrastructure delivering water to South Africa.

Mokolo-Crocodile Water Augmentation Project (MCWAP): The first phase of this project, MCWAP-1 was declared to be fully operational in September 2016, moving into its one-year defects liability period, while continuing to serve as a source of sustainable water supply for industrial and domestic users in the Lephalale area in the Limpopo Province. TCTA is now making preparations for the implementation of the second phase, MCWAP-2 which will supply water meet Eskom’s environmental requirements which are part of the World Bank loan for Medupi

TCTA’s total debt for the 2017 financial year amounted to R29 billion (2016: R28 billion). This was mainly driven by an increase in short-term debt as a result of a reclassification of the WSP2 bond through switch auctions of WSP2 bonds into WSP5 bonds. The total value of bonds issued decreased from R19.14 billion in 2016 to R19.13 billion in 2017. This is primarily due to the increase in the CPI bond which was offset by the maturity of WSP04 bond in May 2016. There was also a 1.0% increase in funding utilized from commercial banks due to drawdowns on loans utilized on VRESAP and MCWAP.

As a non-profit organization, TCTA’s aggregate net cash inflows and outflows are expected to balance to nil at the end of each project, once all debt has been extinguished. Cash inflows from operating activities for the year ended March 31, 2017 were less than for the year ended March 31, 2016, mainly due to lower receipts of the revenues and recoveries from fiscally funded projects, i.e. projects where TCTA is an implementing agent for social projects on behalf of DWS. Although billing was higher than in the previous financial year due to increased volumes, the cash receipts for the year, amounting to R5 626 million, were less than the R5 783 million that was received in the previous year, as a result of delays in receiving payments from DWS. Recoveries on social projects were also lower as these projects are nearing completion. The receipts for the year included the on-budget contribution towards the Acid Mine Drainage Project amounting to R683 million TCTA continues to operate as a financially sound entity that is able to execute its projects in line with its mandate and with the Government’s development agenda.

South African Post Office (SAPO)

The SAPO State Owned Company (SOC) Act of 1958, and 2011 amendment, deals specifically with the establishment of SAPO as a state entity and corporate governance matters. SAPO is wholly-owned by the Government and its executive authority is the Department of Telecommunications and Postal Services.

The Postal Services Act of 1998 sets out the licensing requirements of SAPO as prescribed by the relevant regulatory body, the Independent Communications Authority of South Africa (ICASA). In terms of the licensing framework developed by ICASA, SAPO is the only operator licensed within the reserved market, which covers all mail under 1kg. SAPO’s license was issued in 2008. It is valid for a period of 25 years and is reviewed every three years in relation to SAPO’s performance in rolling out universal service obligations (USO) which include the rollout of postal addresses, points of presence and adherence to delivery targets. In the unreserved market, operators are required to register with ICASA, but there is no licensing framework. SAPO operates in both the reserved and unreserved market.

Lastly, the South African Postbank Limited Act, provides for the corporatization of the Postbank, which is currently a division of SAPO. The Act allows for the transfer of the Postbank division to the Postbank Company.

The Act further provides for the governance and functions of the Postbank once established as a company. In terms of the Act, SAPO will be the Postbank’s bank controlling company (BCC). The South African Reserve Bank has approved the Section 12 application to enable the establishment of the Postbank as a bank in terms of the Banks Act and the Postbank has 12 months to finalize the process.

SAPO’s current operating structure consists of:

•	Mail: This consists of all services in the reserved market, including philately, bulk mail, envelopes and local and international letters and parcels. Mail remains SAPO’s largest revenue contributor.

•	Retail: This includes access to photocopying machines, third party payments and motor vehicle licensing among other things.

•	Logistics: This includes freight, containers and courier.

SAPO operates an expansive network of 2,487 service points, through which its services are extended to the general public.

SAPO, like most postal operators, has been experiencing a gradual decline in standard mail volumes; this has required that the entity revise its operating structure in line with the changing requirements of the sector. In order to facilitate a turnaround at SAPO, the Minister of Telecommunications appointed an administrator to run SAPO in November 2014. The administrator was also tasked with the development of a strategic turnaround plan (STP) for SAPO.

During January 2016, a permanent Board and a Group Chief Executive Officer (GCEO) were appointed. Subsequently, a revised strategy was developed under the leadership of the GCEO, which sought to address the weaknesses in the STP previously developed by the Administrator. A rebased strategy was adopted as SAPO’s corporate strategy and had been in the process of being implemented throughout the 2016/17 financial year.

For the year ended March 31, 2017, SAPO recorded a net loss after tax of R978.2 million (2015/16: net loss R1.11 billion). SAPO continued to experience cash constraints and has not had sufficient working capital. The strike in 2014 had a negative impact on revenues. As at end of 2016/17 financial year, Government had provided SAPO with R4.44 billion in government guarantees. SAPO’s total debt as at March 2017 was R3.7 billion. SAPO had anticipated that the payment of its historical supplier obligations would restore confidence in its customers and suppliers and as a result, revenues would be restored. However, SAPO was unable to restore revenues to its pre-strike levels. This was mainly a result of customers having switched to alternative service providers or to electronic mail offerings providers and SAPO’s reduced operational capacity.

As at March 31, 2017, SAPO concluded the first phase of its voluntary severance package (VSP) offering process. SAPO’s goal was to reduce its staff compliment by 5,000 people. However, very few employees had applied for the VSP’s compared to the originally anticipated number. Despite this, the overall SAPO’s headcount has reduced by 2052 to 18 729 from 20 781 in March 2016 when considering the effect of the VSP and mostly as a result of natural attrition. The reduction in the headcount has however not been sufficient to make any substantial adjustment to SAPO’s remuneration bill.

SAPO received a R650 million equity injection from the Department of Postal and Telecommunications in April 2016 to address the cash constraints. As at March 31, 2017 the approved borrowing limits for SAPO was R4 billion (2015/16: R1.72 billion) backed by a Government guarantee worth R 4.17 billion.

Denel

Denel is a state-owned aerospace and defence company (100% owned by the South African Government through the Department of Public Enterprises). The company is legally and financially autonomous and operates under commercial law. Denel operates through several business units, including Denel Aerostructures, Denel Land systems and Denel Aviation. Denel derives revenue from local and foreign markets and the Group’s revenue declined by 2% from R8.2 billion in 2015/16 to R8.0 billion in 2016/17. This decline is mainly attributed to decreased local demand as the South African Government continues to focus on fiscal consolidation. To counter this, the Group has intensified its efforts to grow export market sales.

Denel’s net profit declined by 16% from R395 million in 2015/16 to R333 million in 2016/17. The decline in the Group’s net profit is mainly attributed to the decreased local demand, foreign exchange losses and escalating finance costs which increased by 34% from R203 million in 2015/16 to R272 million in 2016/17

Denel’s balance sheet consists of net equity of R2.6 billion (2016: R2.3 billion). The Group remains highly levered with debt of R3.3 billion.

SA Express

SA Express is a state-owned regional airline (100.0% owned by the South African Government through the Department of Public Enterprises). The company is legally and financially autonomous and operates under commercial law. SA Express operates short- and medium-haul routes connecting primary and secondary domestic and regional destinations in South Africa and neighboring countries.

As of the latest available financial statements, SA Express derives revenue from passenger ticket sales and cargo transport services. SA Express’ revenue increased by 1.0% to R2.5 billion for the 2014/15 fiscal year (2013/14: R2.56 billion), this was driven by the increase in average prices despite the challenging global economic conditions. SA Express’ net loss for the 2014/15 year amounted to R132 million, 1,220% decline from the prior year loss of R10 million. There was an increase in finance costs due to increased borrowings.

As of the latest available financial statements, the balance sheet of the company consists of net equity of R56 million (2014: R188 million). SA Express’ liquidity position decreased to 0.60 times in the 2014/15 financial year from 0.80 times in 2013/14 as a result of faster increases in current liabilities relative to current assets.

As of the latest available financial statements, the capital expenditure of 2014/15 amounted to R110 million from R180 million in 2013/14.

NATIONAL GOVERNMENT DEBT

General

The legal authorization for the incurrence of debt by the National Government is set forth in the PFMA. The National Treasury administers the National Government debt of South Africa. In February of each year the annual budget is tabled in Parliament, including the government’s anticipated borrowing requirements and financing strategy for the current financial year and over the medium-term period (three years). Pursuant to Section 66 of the PFMA, the Minister of Finance needs to approve each issuance of debt. The PFMA also sets out for which purposes the Minister may borrow. There is no statutory cap on the stock of debt.

In addition to its direct indebtedness, the National Government is also a guarantor of certain third-party indebtedness. South Africa has issued formal contractual guarantees of certain indebtedness, primarily on behalf of partially or wholly state-owned entities. In this document, the National Government debt does not include debt that is guaranteed by the National Government. However, the guaranteed debt is summarized in the table entitled “Outstanding National Government Guaranteed Debt”. In addition, the National Government debt does not include debts incurred by the nine Provincial Governments.

In this section, “external debt” means debt initially incurred or issued outside South Africa, regardless of the currency of denomination, and “internal debt” means debt initially incurred or issued in South Africa. “Floating debt” means debt that had a maturity at issuance of less than one year. “Funded debt” means debt that had a maturity at issuance of one year or more.

The following table summarizes the National Government debt as of March 31 in each of the years 2013 through 2017 and as of September 30, 2017.

	As of March 31,					As of September 30,
	2013	2014	2015	2016	2017	2017
	Rand (million)
Government bonds	1,038,849	1,217,512	1,399,409	1,572,573	1,731,656	1,827,138
Treasury bills	171,985	192,206	202,217	209,469	249,970	285,105
Marketable internal debt	1,210,834	1,409,718	1,601,626	1,782,042	1,981,626	2,112,243
Non-marketable internal debt	30,300	31,381	30,459	37,322	38,443	58,605
Total internal debt	1,241,134	1,441,099	1,632,085	1,819,364	2,020,069	2,170,848
Total external debt(1)	124,555	143,659	166,831	199,607	212,754	248,111
Total gross loan debt	1,365,689	1,584,758	1,798,916	2,018,971	2,232,823	2,418,959
Cash balances(2)	(184,082)	(205,304)	(214,709)	(214,332)	(224,615)	(231,180)
Total net loan debt(3)	1,181,607	1,379,454	1,584,207	1,804,638	2,008,208	2,187,779
GFECRA	(125,552)	(177,913)	(203,396)	(304,653)	(231,158)	(231,158	)(4)
As percentages of nominal GDP:
Net loan debt	35.5%	38.2%	41.2%	44.2%	45.59%	46.14%
External debt	3.7%	4.0%	4.3%	4.9%	4.83%	5.23%
As percentage of gross loan debt:
External debt	9.1%	9.1%	9.3%	9.9%	9.53%	10.26%

_________________
Notes:
(1)	Valued using the applicable foreign exchange rates as at the end of each period.
(2)
This represents surplus cash of the National Revenue Fund on deposit at the commercial banks and the SARB. Bank balances in foreign currencies are revaluated using the applicable exchange rates as at the end of each period.

(3)	The total net loan debt is calculated with due account of the bank balances of the National Revenue Fund (balances of the National Government’s accounts with the SARB and with commercial banks).
(4)	Represents the balance on the GFECRA on March 31, 2017. A negative balance indicates a profit and a positive balance reflects a loss.
Sources: South African National Treasury and the SARB.

Summary of Internal National Government Debt

Total internal National Government debt as of March 31, 2017 was R2,020 billion, an increase of 11.03% over the corresponding amount of R1,819 billion as of March 31, 2016.

The following table sets forth the total internal National Government debt, divided into floating debt and funded debt, for the periods indicated.

Gross National Government Internal Debt

	As of March 31,					As of September 30,
	2013	20134	2015	2016	2017	2017
	Rand (million)
Marketable securities
Floating	171,985	192,206	202,217	209,469	249,970	285,105
Funded	1,038,849	1,217,512	1,399,409	1,572,573	1,731,656	1,827,138
Total(1)	1,210,834	1,409,718	1,601,626	1,782,042	1,981,626	2,112,243
Non-marketable securities
Floating	18,985	21,813	21,370	27,194	27,245	47,061
Funded	11,315	9,568	9,089	10,128	11,198	11,544
Total(2)	30,300	31,381	30,459	37,322	38,443	58,605
Total internal National Government debt	1,241,134	1,441,099	1,632,085	1,819,364	2,020,069	2,170,848

_________________
Notes:
(1)	Treasury bills are classified as floating marketable securities. Government bonds are classified as funded marketable securities.
(2)
Borrowings from the Corporation for Public Deposits are classified as floating non-marketable securities. Retail government bonds (since May 2004), together with debt and liabilities of the former TBVC states and the Republic of Namibia that were assumed by the National Government in connection with South Africa’s transition to a constitutional democracy, are classified as funded non‑marketable securities.

Sources: South African National Treasury and SARB.

Summary of External National Government Debt

The National Government borrows in the global market to partly finance its foreign currency commitments and to maintain a benchmark in major currencies. As part of these benchmarks, a limit of 15.0% is placed on the share of foreign currency debt as percentage of total debt. South Africa’s external National Government debt as a percentage of total debt remains low. External debt as a percentage of total gross loan debt declined marginally from 10.1% to 9.7% as of March 31, 2016 and 2017, respectively and is 10.93% as at October 30, 2017.

The following table sets forth a breakdown of National Government external debt by currency as of March 31 in each of the years 2013 through 2017 and as of September 30, 2017.

External Debt by Currency

	As of March 31,					As of September 30,
Currency in which debt is held	2013	2014	2015	2016	2017	2017
	(million)
Euro	2,544	1,126	1,488	1,383	572	549
Pound Sterling	83	62	44	26	18	14
Swedish Kroner	4,858	4,164	3,469	2,775	2,080	1,733
US Dollars	8,768	10,696	11,125	11,055	14,622	16,962
Yen	60,800	60,706	60,612	60,517	60,423	60,376
Total (in Rand)(1)	124,555	143,659	166,831	199,607	212,754	248,111

_________________
Note:
(1)	The conversion into Rand is calculated at the exchange rate published by the SARB on the last business day of the fiscal year.
Source: National Treasury.

In 2016/17, foreign-currency issuance increased by US$0.5 billion to US$2.5 billion compared with the 2017 Budget estimate. Foreign loans of US$2.5 billion were issued in September 2017, US$500 million more than budgeted, the additional amount will be used as prefunding to manage foreign loan redemptions of US$3.3 billion in 2019/2020.

South Africa’s ability to raise foreign debt currency on favorable terms is impacted by its credit ratings, which are subject to change. In 2016/17, South Africa maintained the investment grade credit rating assigned by all four of the solicited rating agencies, responding to recovering economic growth, adherence to the expenditure ceiling and the solid strength of the institutions despite the volatile political environment.A marked shift in sovereign ratings took place in 2017 where South Africa fell into sub-investment by two of the four solicited credit rating agencies, following the Cabinet reshuffle in March 2017 (see “Republic of South Africa—Government and Political Parties—Zuma Administration”). On April 2 and 7, 2017, both S&P Global Ratings (S&P) and Fitch Ratings (Fitch) reacted by downgrading South Africa’s sovereign credit ratings. On April 3, 2017, S&P downgraded South Africa’s foreign and local currency ratings by one notch, thus putting its foreign currency rating at ‘BB+’, which is sub-investment, and its local currency rating to ‘BBB-’ one notch above sub-investment grade and maintained the negative outlook. On the same day, Moody’s Investor Service (Moody’s) placed South Africa’s credit rating on a review for downgrade. Similar to S&P, on April 7, 2017, Fitch downgraded the county’s foreign and local credit rating by one notch to ‘BB+’, which is sub-investment, and revised the outlook to stable from negative.

On June 1, 2017, Fitch affirmed the country’s long-term foreign and local currency margin rating at ‘BB+’ and maintained the stable outlook, citing low GDP growth trends, sizeable contingent liabilities, weak business confidence and deteriorating governance in state-owned companies. On June 2, 2017, S&P affirmed South Africa’s credit rating at ‘BB+’ and maintained the negative outlook, citing that pace of economic growth remains weak posing risks to the pace of fiscal consolidation with rising contingent liabilities. On June 9, 2017, Moody’s downgraded the county’s long-term foreign currency rating to ‘Baa3’ (one notch above sub-investment grade) from ‘Baa2’, the outlook remained unchanged at negative, citing the weakening of South Africa’s institutional framework, reduced growth prospects reflecting policy uncertainty and slow progress in the structural reforms and the continued erosion of the fiscal strength due to rising public debt and contingent liabilities.

The country’s credit ratings remained under pressure following the revisions to the Medium Term Budget Policy Statement and heightened political uncertainty over the upcoming ANC elective conference in December 2017. On November 23, 2017, Fitch affirmed the credit ratings at ‘BB+’, with a stable outlook citing low growth trends, sizeable government debt and contingent liabilities and the deteriorating standards of governance in state owned companies. Nonetheless, on November 24, 2017, S&P further downgraded South Africa’s credit ratings by one notch, thus making both the local and foreign currency ratings sub-investment grade, putting the foreign currency rating at ‘BB’ (two notches below sub-investment) and the local currency rating at ‘BB+’(one notch below sub-investment) citing weak real and nominal GDP growth that has led to a further deterioration of public finances, the country’s economy had stagnated and external competitiveness has eroded and the offsetting measures that are not strong enough to stabilize public finances. The outlook was revised to stable from negative. On the same day, Moody’s placed the country’s credit rating on review for possible downgrade citing weaker growth prospect and material budgetary revenue shortfalls that have emerged alongside increased spending pressures. Moody’s ratings carry a negative outlook.

According to rating agencies, the following weaknesses present continuing pressures for the sovereign ratings of South Africa:

•	Failure to implement fiscal consolidation measures that would impede rising government debt/GDP ratio;

•	Heightened risk that SOC debt will migrate to the sovereign’s balance sheet;

•	Slow path of economic growth rate that is exacerbated by sustained uncertainty about economic policy and governance concerns;

•	Rising net external debt to levels that raise concerns about the risk of financing the current account deficit should there be a sudden stop of capital inflows; and

•	Political interference that is reducing the strength of key institutions such as the National Treasury.

Guaranteed Debt

In addition to its direct indebtedness, the National Government is also a guarantor of certain third-party indebtedness. The National Government has issued formal contractual guarantees in respect of certain indebtedness of wholly or partially state-owned companies.

The following table sets forth the debt guaranteed by the National Government outstanding in each of the years indicated:

Outstanding National Government Guaranteed Debt

	As of March 31,
	2013	2014	2015	2016	2017
	Rand (million)
Internal	140,975	160,784	169,211	187,009	191,894
External(1)	39,265	48,784	56,682	76,972	98,525
Total	180,240	209,568	225,893	263,981	290,419

_________________
Note:
(1)	Excludes guarantees to the Independent Power Producers and Public-Private Partnerships.
Source: National Treasury.

The following table sets forth the National Government’s external guaranteed debt outstanding as of March 31, 2016.

Analysis of National Government External Guaranteed Debt

	As of March 31, 2017
Guarantees Issued on Behalf of	ZAR	US Dollars	Euro	Equivalent in Rand(1)
	Amount (million)
Transnet	3,500	-	-	3,500
Land bank	1,000	-	-	1,000
Telkom	-	-	8	108
IDC	-	-	10	138
Lesotho Highlands Development Authority	18	-	1	30
DBSA	2,970	18	54	3,977
Trans-Caledon Tunnel Authority	24	-	-	24
ESKOM	46,074	2,001	1,086	88,047
Total(2)	53,586	2,019	1,159	96,824

_________________
Note:
(1)	Conversion of amounts into Rand have been made at the following rates: US Dollar = R14.72; Euro = R16.79.
(2)	Does not include guaranteed interest to the amount of R1.9 billion.
Source: National Treasury.

Debt-Service Costs

As a percentage of the National Government expenditure, debt-service costs increased from 9.1% during fiscal year 2012/13 to 11.5% in 2016/17. As a percentage of the National Government revenue, debt-service costs increased from 11.0% during fiscal year 2012/13 to 13.7% in 2016/17. In addition, as a percentage of GDP, debt-service costs increased from 2.5% during fiscal year 2012/13 to 3.5% in 2016/17. The following table sets forth such percentages for the periods indicated.

	For the year ended March 31,
	2013	2014	2015	2016	2017
Expenditure	9.1%	9.7%	10.1%	10.3%	11.5%
Revenue	11.0%	11.4%	11.9%	12.0%	13.7%
GDP	2.6%	2.8%	3.0%	3.2%	3.5%

______________
Source: National Treasury.

The aggregate amount of scheduled repayments in respect of principal and interest on the funded National Government debt outstanding as of September 30, 2017, is set forth in the table below.

		External Debt
Year(1)	Rand	US$	EURO	YEN	GBP	SEK
	Amount (million)
2017	143,317	715	867	2,386	8	829
2018	163,408	892	55	2,384	8	792
2019	157,808	767	41	2,381	7	756
2020	166,069	4,682	31	2,379	2	491
2021	158,449	980	24	31,807	1	236
2022	138,878	457	18	30,617	—	—
2023	157,320	1,428	18	—	—	—
2024	169,709	1,899	18	—	—	—
2025	123,264	329	18	—	—	—
2026	144,152	2,270	18	—	—	—
2027	138,012	1,431	518	—	—	—
2028	182,977	150		—	—	—
2029	65,922	150	—	—	—	—
2030	161,897	150	—	—	—	—
2031	153,137	150	—	—	—	—
2032	119,836	150	—	—	—	—
2033	57,855	150	—	—	—	—
2034	120,980	150	—	—	—	—
2035	80,957	150	—	—	—	—
2036	124,646	150	—	—	—	—
2037	121,425	150	—	—	—	—
2038	66,247	150	—	—	—	—
2039	26,493	150
2040	53,875	150	—	—	—	—
2041	105,683	900	—	—	—	—
2042	18,721	103	—	—	—	—
2043	42,527	103	—	—	—	—
2044	40,444	103	—	—	—	—
2045	38,361	1,076	—	—	—	—
2046	44,362	50	—	—	—	—
2047	51,634	1,050	—	—	—	—
2048	48,138	—	—	—	—	—
2049	44,641	—	—	—	—	—
2050	16,989	—	—	—	—	—
2051	16,594	—	—	—	—	—
2052	16,199	—	—	—	—	—
Total	3,480,927	21,185	1,626	71,954	26	3,103
Principal	1,666,803	13,304	1,383	60,517	24	2,773
Interest	1,814,124	7,881	243	11,437	2	330

_________________
Note:
(1)          Fiscal years ending March 31.
Source: National Treasury.

Debt Record

On September 1, 1985, in response to a foreign currency liquidity crisis, South Africa prohibited repayment of certain foreign indebtedness to foreign creditors, while interest payments were made as they became due. Final settlement of affected indebtedness was agreed in 1993. Other than this isolated situation, South Africa has not defaulted in the payment of principal or interest on any of its internal or external indebtedness since becoming a Republic in 1961.

Tables and Supplementary Information

Funded Internal Debt of the Republic of South Africa (Domestic Marketable Bonds – in Rand) as of December 31, 2016/March 31, 2017

Interest Rate	Date of Issue	Maturity Date	Nominal Amount

8.00%	August 13, 2004	December 21, 2018	43,764,000,000
Zero Coupon	April 18, 1996	September 30, 2019	111,799,153
7.25%	June 20, 2005	January 15, 2020	56,644,603,937
6.75%	September 1, 2006	March 31, 2021	53,374,709,007
2.75%	June 17, 2010	January 31, 2022	30,182,000,000	(1)
7.75%	June 22, 2012	February 28, 2023	74,057,352,549
5.50%	May 30, 2001	December 7, 2023	33,207,517,477	(1)
2.00%	July 4, 2012	January 31, 2025	34,645,000,000	(1)
10.50%	May 22, 1998	December 21, 2025	65,682,979,393.30
10.50%	May 22, 1998	December 21, 2026	65,682,979,393.30
10.50%	May 22, 1998	December 21, 2027	65,682,979,393.30
2.60%	September 27, 2007	March 31, 2028	29,497,817,562	(1)
1.875%	July 16, 2016	March 31, 2029	11,640,000,000	(1)
8.00%	October 4, 2013	January 31, 2030	105,505,110,422
7.00%	May 28, 2010	February 28, 2031	105,600,041,226
8.25%	June 13, 2014	March 31, 2032	84,565,773,517
3.45%	August 15, 2003	December 7, 2033	37,266,184,999	(1)
1.88%	July 15, 2016	March 31, 2033	18,950,000,000	(1)
8.88%	July 17, 2015	February 28, 2035	63,140,216,032
6.25%	July 21, 2006	March 31, 2036	96,404,552,145
8.50%	July 19, 2013	January 31, 2037	104,014,639,317
2.25%	July 4, 2012	January 31, 2038	32,600,000,000	(1)
9.00%	September 11, 2015	January 31, 2040	52,971,412,494
6.50%	June 4, 2010	February 28, 2041	89,428,856,496
8.75%	July 18, 2014	January 31, 2043	32,600,703,394
8.75%	July 18, 2014	January 31, 2044	32,600,703,394
8.75%	July 18, 2014	January 31, 2045	32,600,703,394
2.50%	July 17, 2013	March 31, 2046	34,080,000,000	(1)
8.75%	June 29, 2012	February 28, 2047	52,708,616,965.33
8.75%	June 29, 2012	February 28, 2048	52,708,616,965.33
8.75%	June 29,2012	February 28, 2049	52,708,616,965.33
2.50%	July 11, 2012	December 31, 2049	14,421,666,660.67	(1)
2.50%	July 11, 2012	December 31, 2050	14,421,666,660.67	(1)
2.50%	July 11, 2012	December 31, 2051	14,421,666,660.67	(1)
4.50%	December 1, 1986	Perpetual	10,410
5.00%	December 1, 1986	Perpetual	57,935
Total Funded Internal Debt			1,687,893,553,935.39

_________________
Note:
(1)          Inflation-linked bonds have been revalued using the relevant “reference CPI”.
Source: National Treasury.

Floating Internal Debt of the Republic of South Africa (Treasury Bills – in Rand) As of September 30, 2017

Interest Rate	Date of Issue	Maturity Date	Principal Amount
(in Rand)
0.00%	Various Dates	On Request	72 585 182
7.76%	October 5, 2016	October 4, 2017	1 750 000 000
7.75%	October 12, 2016	October 11, 2017	1 750 000 000
7.77%	October 19, 2016	October 18, 2017	1 750 000 000
7.76%	October 26, 2016	October 25, 2017	1 750 000 000

7.95%	November 2, 2016	November 1, 2017	1 750 000 000
7.82%	November 9, 2016	November 8, 2017	1 750 000 000
7.95%	November 16, 2016	November 15, 2017	1 750 000 000
8.00%	November 23, 2016	November 22, 2017	1 750 000 000
8.01%	November 30, 2016	November 29, 2017	1 750 000 000
7.99%	December 7, 2016	December 6, 2017	1 750 000 000
8.04%	December 14, 2016	December 13, 2017	1 700 000 000
8.15%	December 21, 2016	December 20, 2017	1 750 000 000
8.20%	December 28, 2016	December 27, 2017	1 750 000 000
8.18%	January 4, 2017	January 3, 2018	1 750 000 000
8.11%	January 4, 2017	October 4, 2017	1 860 000 000
8.02%	January 11, 2017	January 10, 2018	1 750 000 000
7.93%	January 11, 2017	October 11, 2017	1 860 000 000
7.87%	January 18, 2017	January 17, 2018	1 750 000 000
7.82%	January 18, 2017	October 18, 2017	1 860 000 000
7.82%	January 25, 2017	January 24, 2018	1 750 000 000
7.77%	January 25, 2017	October 25, 2017	1 860 000 000
7.80%	February 1, 2017	January 31, 2018	1 750 000 000
7.77%	February 1, 2017	November 1, 2017	1 860 000 000
7.78%	February 8, 2017	February 7, 2018	1 750 000 000
7.76%	February 8, 2017	November 8, 2017	1 860 000 000
7.78%	February 15, 2017	February 14, 2018	1 750 000 000
7.74%	February 15, 2017	November 15, 2017	1 860 000 000
7.70%	February 22, 2017	February 21, 2018	1 750 000 000
7.65%	February 22, 2017	November 22, 2017	1 860 000 000
7.66%	March 1, 2017	February 28, 2018	1 750 000 000
7.64%	March 1, 2017	November 29, 2017	1 860 000 000
7.64%	March 8, 2017	March 7, 2018	1 750 000 000
7.62%	March 8, 2017	December 6, 2017	1 860 000 000
7.69%	March 15, 2017	March 14, 2018	1 750 000 000
7.67%	March 15, 2017	December 13, 2017	1 860 000 000
7.58%	March 22, 2017	March 21, 2018	1 750 000 000
7.57%	March 22, 2017	December 20, 2017	1 860 000 000
7.56%	March 29, 2017	March 28, 2018	1 750 000 000
7.68%	March 29, 2017	December 27, 2017	1 860 000 000
7.86%	April 5, 2017	April 4, 2018	2 000 000 000
7.84%	April 5, 2017	January 3, 2018	2 100 000 000
7.87%	April 5, 2017	October 4, 2017	2 260 000 000
7.88%	April 12, 2017	April 11, 2018	2 000 000 000
7.89%	April 12, 2017	January 10, 2018	2 100 000 000
7.85%	April 12, 2017	October 11, 2017	2 260 000 000
7.77%	April 19, 2017	April 18, 2018	2 000 000 000
7.79%	April 19, 2017	January 17, 2018	2 100 000 000
7.77%	April 19, 2017	October 18, 2017	2 260 000 000
7.76%	April 26, 2017	April 25, 2018	2 000 000 000
7.71%	April 26, 2017	January 24, 2018	2 100 000 000
7.67%	April 26, 2017	October 25, 2017	2 260 000 000
7.77%	May 3, 2017	May 2, 2018	2 000 000 000
7.74%	May 3, 2017	January 31, 2018	2 100 000 000
7.74%	May 3, 2017	November 1, 2017	2 260 000 000
7.81%	May 10, 2017	May 9, 2018	2 000 000 000
7.78%	May 10, 2017	February 7, 2018	2 100 000 000
7.71%	May 10, 2017	November 8, 2017	2 260 000 000
7.76%	May 17, 2017	May 16, 2018	2 000 000 000

7.77%	May 17, 2017	February 14, 2018	2 100 000 000
7.71%	May 17, 2017	November 15, 2017	2 260 000 000
7.74%	May 24, 2017	May 23, 2018	2 000 000 000
7.76%	May 24, 2017	February 21, 2018	2 100 000 000
7.71%	May 24, 2017	November 22, 2017	2 260 000 000
7.62%	May 31, 2017	May 30, 2018	2 000 000 000
7.63%	May 31, 2017	February 28, 2018	2 100 000 000
7.67%	May 31, 2017	November 29, 2017	2 260 000 000
7.58%	June 7, 2017	June 6, 2018	2 000 000 000
7.63%	June 7, 2017	March 7, 2018	2 100 000 000
7.58%	June 7, 2017	December 6, 2017	2 260 000 000
7.57%	June 14, 2017	June 13, 2018	2 000 000 000
7.58%	June 14, 2017	March 14, 2018	2 100 000 000
7.51%	June 14, 2017	December 13, 2017	2 260 000 000
7.51%	June 21, 2017	June 20, 2018	2 000 000 000
7.52%	June 21, 2017	March 21, 2018	2 100 000 000
7.51%	June 21, 2017	December 20, 2017	2 260 000 000
7.49%	June 28, 2017	June 27, 2018	2 000 000 000
7.50%	June 28, 2017	March 28, 2018	2 100 000 000
7.47%	June 28, 2017	December 27, 2017	2 260 000 000
7.51%	July 5, 2017	July 4, 2018	2 000 000 000
7.50%	July 5, 2017	April 4, 2018	2 100 000 000
7.47%	July 5, 2017	January 3, 2018	2 260 000 000
7.58%	July 5, 2017	October 4, 2017	2 555 000 000
7.56%	July 12, 2017	July 11, 2018	2 000 000 000
7.60%	July 12, 2017	April 11, 2018	2 100 000 000
7.56%	July 12, 2017	January 10, 2018	2 260 000 000
7.57%	July 12, 2017	October 11, 2017	2 555 000 000
7.55%	July 19, 2017	July 18, 2018	2 000 000 000
7.56%	July 19, 2017	April 18, 2018	2 100 000 000
7.55%	July 19, 2017	January 17, 2018	2 260 000 000
7.56%	July 19, 2017	October 18, 2017	2 555 000 000
7.33%	July 26, 2017	July 25, 2018	2 000 000 000
7.31%	July 26, 2017	April 25, 2018	2 100 000 000
7.27%	July 26, 2017	January 24, 2018	2 260 000 000
7.21%	July 26, 2017	October 25, 2017	2 555 000 000
7.35%	August 2, 2017	August 1, 2018	2 300 000 000
7.36%	August 2, 2017	May 2, 2018	2 300 000 000
7.34%	August 2, 2017	January 31, 2018	2 360 000 000
7.28%	August 2, 2017	November 1, 2017	3 555 000 000
7.35%	August 9, 2017	August 8, 2018	2 300 000 000
7.37%	August 9, 2017	May 9, 2018	2 300 000 000
7.36%	August 9, 2017	February 7, 2018	2 360 000 000
7.32%	August 9, 2017	November 8, 2017	3 555 000 000
7.34%	August 16, 2017	August 15, 2018	2 300 000 000
7.38%	August 16, 2017	May 16, 2018	2 300 000 000
7.39%	August 16, 2017	February 14, 2018	2 360 000 000
7.32%	August 16, 2017	November 15, 2017	3 555 000 000
7.31%	August 23, 2017	August 22, 2018	2 300 000 000
7.34%	August 23, 2017	May 23, 2018	2 300 000 000
7.34%	August 23, 2017	February 21, 2018	2 360 000 000
7.31%	August 23, 2017	November 22, 2017	3 555 000 000
7.24%	August 30, 2017	August 29, 2018	2 500 000 000
7.28%	August 30, 2017	May 30, 2018	2 500 000 000

7.27%	August 30, 2017	February 28, 2018	2 460 000 000
7.29%	August 30, 2017	November 29, 2017	3 555 000 000
7.24%	September 6, 2017	September 5, 2018	2 500 000 000
7.28%	September 6, 2017	June 6, 2018	2 500 000 000
7.24%	September 6, 2017	March 7, 2018	2 460 000 000
7.26%	September 6, 2017	December 6, 2017	3 555 000 000
7.20%	September 13, 2017	September 12, 2018	2 500 000 000
7.24%	September 13, 2017	June 13, 2018	2 500 000 000
7.21%	September 13, 2017	March 14, 2018	2 460 000 000
7.24%	September 13, 2017	December 13, 2017	3 555 000 000
7.18%	September 20, 2017	September 19, 2018	2 500 000 000
7.22%	September 20, 2017	June 20, 2018	2 500 000 000
7.20%	September 20, 2017	March 21, 2018	2 460 000 000
7.20%	September 20, 2017	December 20, 2017	3 555 000 000
7.32%	September 27, 2017	September 26, 2018	2 500 000 000
7.37%	September 27, 2017	June 27, 2018	2 500 000 000
7.34%	September 27, 2017	March 28, 2018	2 460 000 000
7.20%	September 27, 2017	December 27, 2017	3 555 000 000
		Total Floating Internal Debt	285 177 585 182

_________________
Note:
(1)	Excludes borrowing from the Corporation for Public Deposits to the amount of R58,075,323,689.06.
Source: National Treasury.

Funded External Debt of the Republic of South Africa as of March 31, 2017/November 30, 2017

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
Capital market loans

2.50%	February 2, 1998	May 20, 2021	¥329,280,000
3.80%	June 1, 2000	June 1, 2020	¥30,000,000,000
3.80%	June 12, 2001	September 7, 2021	¥30,000,000,000
4.875%	April 14, 2016	April 14, 2026	$1 250,000,000
5.875%	May 30, 2007	May 30, 2022	$1,000,000,000
6.875%	May 27, 2009	May 27, 2019	$1,248,000,000
6.875%	September 4, 2009	May 27, 2019	$500,000,000
5.50%	March 5, 2010	September 3, 2020	$1,619,112,000
6.25%	March 8, 2011	March 8, 2041	$750,000,000
4.665%	January 17, 2012	January 17, 2024	$1,500,000,000
5.875%	September 16, 2013	September 16, 2025	$2,000,000,000
5.375%	July 24, 2014	July 24, 2044	$1,000,000,000
3.750%	July 24, 2014	July 24, 2026	€500,000,000
5.0%	October 12, 2016	October 12, 2046	$1,000,000,000
4.30%	October 12, 2016	October 12,2028	$1,367,112,000
3.903%	September 24, 2014	June 24, 2020	$500,000,000
4.850%	September 27, 2017	September 27, 2027	$1000,000,000
5.650%	September 27, 2017	September 27, 2047	$1,500,000,000

7.14% CIRR Fixed	April 17, 2000 - March 5, 2001	April 15, 2006 - October 15, 2018	$620,010.98
4.77% Commercial Fixed	April 15, 2001	April 15, 2009 - October 15, 2018	€1,140,031.57
5.15% Commercial Fixed	April 15, 2002 - May 21, 2003	April 15, 2009 - October 15, 2018	$2,807,191.92
5.63% MC CIRR	April 15, 2004 - July 17, 2006	April 15, 2009 - October 15, 2018	€3,596,930.51
6.545% Sec-CIRR	July 21, 2004 - July 22, 2005	April 15, 2009 - October 15, 2018	£1,868,640.36
5.50% Commercial Fixed	July 21, 2004	April 15, 2009 - October 15, 2018	€2,715,999.70
4.72% Commercial Fixed	April 18, 2006	April 15, 2009 - October 15, 2018	€4,582.29
4.23% Commercial Fixed	December 15, 2008	April 15, 2009 - October 15, 2018	£16,542.92
4.28% Commercial Fixed	December 4, 2008	April 15, 2009 - October 15, 2018	£1,678,258.96
4.61% Commercial Fixed	July 31, 2008 - April 15, 2010	April 15, 2009 - October 15, 2018	£996,464.77
4.90% Commercial Fixed	December 15, 2009	April 15, 2010 - October 15, 2018	£312,553.16
4.92% Commercial Fixed	April 6, 2010	April 15, 2011 - April 15, 2020	£694,524.46

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
5.10% Commercial Fixed	December 15, 2009 - October 15, 2010	April 15, 2011 - April 15, 2020		£1,172,577.00
5.25% Commercial Fixed	March 23, 2011	October 15, 2011 - April 15, 2020		£1,038,985.55
6.77% MC CIRR	July 22, 2005	April 15, 2009 - October 15, 2018		£11,469.13
5.79% Commercial Fixed	July 15, 2002 - April 15, 2004	April 15, 2009 - October 15, 2018		$370,099.85
5.97% Commercial Fixed	October 16, 2006	April 15, 2009 - October 15, 2018		$160,600.69
5.55% Commercial Fixed	October 15, 2003 - April 15, 2004	April 15, 2009 - October 15, 2018		$3,674,314.24
5.315% Commercial Fixed	April 15, 2009	April 15, 2011 - April 15, 2020		$45,891.75
5.39% Commercial Fixed	December 15, 2009	April 15, 2010 - October 15, 2018		$18,866.10
5.40% Commercial Fixed	June 22, 2007 - August 19, 2009	April 15, 2009 - October 15, 2018		$1,059,288,02
5.16% Commercial Fixed	June 6, 2008 - August 19, 2009	April 15, 2009 - October 15, 2018		$1,625,156.88
5.61% Commercial Fixed	December 15, 2009	April 15, 2010 - October 15, 2018		$12,296.88
5.49% Commercial Fixed	April 17, 2001 - July 15, 2003	April 15, 2009 - October 15, 2018	SEK	43,726,101.11
3.90% Commercial Fixed	April 15, 2005 - July 22, 2005	April 15, 2011 - April 15, 2020	SEK	43,995,204.52
4.30% Commercial Fixed	October 17, 2005 - January 17, 2006	April 15, 2011 - April 15, 2020	SEK	104,605,105.12
3.81% Commercial Fixed	October 26, 2004 - July 22, 2005	April 15, 2009 - October 15, 2018	SEK	52,656,726.82
4.24% Commercial Fixed	October 17, 2005 - January 16, 2006	April 15, 2009 - October 15, 2018	SEK	17,973,225.94
4.57% Commercial Fixed	April 18, 2006 - October 16, 2006	April 15, 2009 - October 15, 2018	SEK	21,727,779.32
5.03% Commercial Fixed	January 15, 2007 - April 16, 2007	April 15, 2009 - October 15, 2018	SEK	5,720,879.73
4.60% Commercial Fixed	April 18, 2006 - October 16, 2006	April 15, 2011 - April 15, 2020	SEK	315,507,013.61
5.05% Commercial Fixed	January 16, 2007	April 15, 2011 - April 15, 2020	SEK	72,754,479.54
5.60% Commercial Fixed	June 25, 2007	April 15, 2011 - April 15, 2020	SEK	144,212,497.24
4.52% Commercial Fixed	July 21, 2004 - October 17, 2005	April 15, 2009 - October 15, 2018		€39,615.67
4.57% Commercial Fixed	April 15, 2005 - January 17, 2006	April 15, 2011 - April 15, 2020		€8,129,574.22
4.76% Commercial Fixed	April 18, 2006 - July 17, 2006	April 15, 2011 - April 15, 2020		€13,053,735.99
5.16% Commercial Fixed	October 15, 2006 - April 16, 2007	April 15, 2009 - October 15, 2018		€963,978.94
5.175% Commercial Fixed	January 15, 2007	April 15, 2011 - April 15, 2020		€4,062,976.36
6.28% Commercial Fixed	October 16, 2006 - January 15, 2007	April 15, 2009 - October 15, 2018		£2,250.56
6.42% Commercial Fixed	December 15, 2008	April 15, 2011 - April 15, 2020		$3,606,638.67
6.61% Commercial Fixed	July 15, 2002 - April 15, 2004	April 15, 2009 - October 15, 2018		$1,683,053.28
6.65% Commercial Fixed	June 22, 2007	October 15, 2010 - April 15, 2020		$14,637,776.95
5.89% Commercial Fixed	October 23, 2009 - April 15, 2010	April 15, 2010 - October 15, 2018		$850,124.03
5.98% Commercial Fixed	October 16, 2006	October 15, 2010 - April 15, 2020		$6,905,533.34
5.515% Commercial Fixed	July 24, 2007	April 15, 2009 - October 15, 2018		€528,807.12
4.93% Commercial Fixed	April 16, 2007	April 15, 2009 - October 15, 2018		€193,841.47
5.29% Commercial Fixed	June 25, 2007 - July 24, 2007	April 15, 2009 - October 15, 2018	SEK	7,161,067.26
5.09% Commercial Fixed	April 15, 2009	April 15, 2011 - April 15, 2020		$70,407.65
5.51% Commercial Fixed	December 15, 2009	April 15, 2011 - April 15, 2020		$83,950.81
5.70% Commercial Fixed	December 15, 2009 - April 15, 2010	April 15, 2010 - October 15, 2018		$927,361.65
5.70% Commercial Fixed	September 15, 2009	April 15, 2011 - April 15, 2020		$354,758.28
6.50% Commercial Fixed	April 16, 2007	April 15, 2009 - October 15, 2018		£3,365.07
5.35% Commercial Fixed	October 17, 2011	April 15, 2012 - April 15, 2020		£1,332,159.93
5.18% Commercial Fixed	May 15, 2007 - October 15, 2007	April 15, 2011 - April 15, 2020		€3,697,398.81
6.66% Commercial Fixed	October 15, 2007	April 15, 2011 - April 15, 2020		$5,106,440.78
6.75% Commercial Fixed	July 31, 2008	April 15, 2011 - April 15, 2020		$11,171,542.85
6.50% Commercial Fixed	September 16, 2008	April 15, 2011 - April 15, 2020		$7,273,958.05
7.89% Commercial Fixed	December 15, 2009	April 15, 2011 - April 15, 2020		$2,553,220.92
5.34% Commercial Fixed	May 15, 2007 - October 15, 2007	April 15, 2011 - April 15, 2020	SEK	55,813,525.86
5.64% Commercial Fixed	October 15, 2007	April 15, 2011 - April 15, 2020	SEK	52,087,674.45
6.06% Commercial Fixed	July 31, 2008	April 15, 2011 - April 15, 2020	SEK	107,283,031.79
5.79% Commercial Fixed	September 16, 2008	April 15, 2011 - April 15, 2020	SEK	73,439,142.30
5.45% Commercial Fixed	December 15, 2008	April 15, 2011 - April 15, 2020	SEK	38,802,371.75
5.50% Commercial Fixed	July 31, 2008 - August 18, 2009	April 15, 2009 - October 15, 2018	SEK	53,929,216.00
5.60% Commercial Fixed	December 15, 2009	April 15, 2010 - October 15, 2018	SEK	392,215.63
5.62% Commercial Fixed	December 15, 2009	April 15, 2011 - April 15, 2020	SEK	1,745,295.17
5.335% Commercial Fixed	April 15, 2009	April 15, 2011 - April 15, 2020	SEK	1,416,717.83
5.425% Commercial Fixed	October 23, 2009 - April 15, 2010	April 15, 2011 - April 15, 2020	SEK	14,837,031.82
5.80% Commercial Fixed	October 23, 2009 - April 15, 2010	April 15, 2010 - October 15, 2018	SEK	29,448,600.20
6.30% Commercial Fixed	December 15, 2009	April 15, 2011 - April 15, 2020	SEK	26,001,699.89
5.475% Commercial Fixed	May 20, 2010 - October 15, 2010	April 15, 2011 - April 15, 2020	SEK	19,971,627.39
5.525% Commercial Fixed	December 13,2010 - April 16, 2012	October 15, 2011 - April 15, 2020	SEK	22,935,798.91
5.565% Commercial Fixed	October 17, 2011	April 15, 2012 - April 15, 2020	SEK	29,510,430.08
5.595% Commercial Fixed	December 7, 2011 - March 20, 2012	April 15, 2011 - April 15, 2020	SEK	15,503,510.27
5.575% Commercial Fixed	December 13, 2010 - April 16, 2012	October 15, 2011 - April 15, 2020		$1,103,239.56
5.355% Commercial Fixed	April 6, 2010	April 15, 2011 - April 15, 2020		$713,679.09
5.47% Commercial Fixed	March 8, 2010 - October 15, 2010	April 15, 2011 - April 15, 2020		$960,659.44
5.58% Commercial Fixed	April 6, 2010	April 15, 2011 - April 15, 2020		$465,176.41
5.695% Commercial Fixed	March 8, 2010 - October 15, 2010	April 15, 2011 - April 15, 2020		$626,158.34

Interest Rate	Date of Issue	Maturity Date		Nominal Amount
5.80% Commercial Fixed	December 13, 2010 - April 16, 2012	October 15, 2011 - April 15, 2020		$719,092.21
5.905% Commercial Fixed	October 17, 2011	April 15, 2012 - April 15, 2020		$925,222.42
5.68% Commercial Fixed	October 17, 2011	April 15, 2012 - April 15, 2020		$1,419,487.23
5.775% Commercial Fixed	December 7, 2011 - March 20, 2012	April 15, 2011 - April 15, 2020		$745,737.34
6.00% Commercial Fixed	December 7, 2011 - March 20, 2012	April 15, 2011 - April 15, 2020		$486,091.20
5.43% Commercial Fixed	December 7, 2011 - March 20, 2012	April 15, 2011 - April 15, 2020		£1,095,794.31
1.750% Commercial Fixed	April 15, 2009 - September 11, 2012	April 15, 2011 - April 15, 2020		$723,480.75
1.158% Commercial Fixed	April 16, 2012	October 15, 2012 - October 15, 2018		€25,409.92
1.671% Commercial Fixed	May 8, 2012 - September 11, 2012	October 15, 2012 - April 15, 2020		£435,053.36
1.525% Commercial Fixed	May 8, 2012 - September 11, 2012	April 15, 2011 - April 15, 2020		$875,933.28
2.162% Commercial Fixed	October 23, 2009	April 15, 2010 - October 15, 2018	SEK	330,144.57
2.287% Commercial Fixed	May 8, 2012 - September 11, 2012	October 15, 2012 - April 15, 2020	SEK	12,802,928.23
_________________

Note:

Commercial Interest Reference Rate (CIRR). The CIRR is determined monthly by the OECD and published on the 14th day of each month. Each CIRR is fixed based on the previous 30-day treasury rate of each currency.

Source: National Treasury.

Total External Debt by Currency as of November 30, 2017

Euro…………………………………………………………………… €    538,152,882.57
Pound Sterling………………………………………………………… £    10,658,639.54
Swedish Krone………………………………………………………… SEK 1,386,291,042.35
U.S. Dollars……………………………………………………………. $    16,942,494,441.84
Yen………..……………………………………………………………. ¥    60,329,280,000.00